SALISBURY BANCORP, INC.


13001342

2012 Annual Report


Connecticut


New York


Massachusetts

enriching our community.

Selected Consolidated Financial Data

(in thousands except ratios, per share amounts and outstanding shares)	At or for the years ended, December 31 2012	December 31 2011
Statement of Income		
Interest and dividend income	**$ 22,658**	$ 24,044
Interest expense	**4,282**	5,559
Net interest income	**18,376**	18,485
Provision for loan losses	**1,070**	1,440
Non-interest income	**7,314**	5,656
Non-interest expense	**19,554**	17,639
Income before income taxes	**5,066**	5,062
Income tax	**989**	950
Net income	**$ 4,077**	$ 4,112
Net income available to common shareholders	**$ 3,861**	$ 3,588
Financial Condition		
Total assets	**$600,813**	$609,284
Loans receivable, net	**388,758**	370,766
Allowance for loan losses	**4,360**	4,076
Securities	**132,034**	161,876
Deposits	**491,215**	471,306
Federal Home Loan Bank advances	**31,980**	54,615
Repurchase agreements	**1,784**	12,148
Shareholders' equity	**71,997**	66,862
Non-performing assets	**10,104**	10,820
Per Common Share Data		
Earnings, diluted and basic	**$ 2.28**	$ 2.12
Common dividends paid	**1.12**	1.12
Book value	**33.14**	30.12
Tangible book value	**26.85**	23.69
Statistical Data		
Net interest margin (fully taxable equivalent)	**3.45%**	3.51%
Efficiency ratio (fully taxable equivalent)	**69.38**	68.16
Effective income tax rate	**19.49**	18.80
Return on average assets	**0.64**	0.61
Return on average common shareholders' equity	**7.22**	7.26
Dividend payout ratio	**49.02**	52.70
Non-performing assets to total assets	**1.68**	1.78
Allowance for loan losses to loans receivable, gross	**1.11**	1.09
Tier 1 leverage capital	**9.87**	9.45
Total risk-based capital	**16.63**	15.97
Common shares outstanding, net (year end)	**1,689,691**	1,688,731


Earnings Per Common Share
$1.90
$2.12
$2.28
2010
2011
2012


Deposits (in millions)
$430
$471
$491
2010
2011
2012


Loans Receivable, Net (in millions)
$352
$371
$389
2010
2011
2012


Wealth Advisory Assets (in millions)
$345
$361
$388
2010
2011
2012

Dear Shareholder:



Our 2012 results can be characterized as a convergence of successfully attained objectives against a backdrop of the environmental realities in which we operate our business.

Despite the uncertainties of the economic and regulatory environment, we focus on what we can control. We continue to grow our core business of making loans, gathering stable deposits, and growing the portfolio of assets under management by our Trust and Wealth Advisory division. At the same time, we rigorously manage expenses and judiciously invest in technology to improve efficiency and provide customer convenience. During 2012, our efforts produced the following results:

- Our loan portfolio grew by $18.2 million or 5%.
- Deposits and repurchase agreements combined grew by $9.5 million or 2%.
- Assets under management in our Trust and Wealth Advisory division grew by $27.4 million or 8%.
- Our residential mortgage lending team originated $109.4 million in loans, which resulted in record loan sales of $60.2 million and yielded gains on sales of loans in the amount of $1.6 million.
- Net income available to shareholders improved to $3.86 million versus $3.59 million in 2011; an 8% year-over-year improvement.
- Earnings per common share grew from $2.12 in 2011 to $2.28 in 2012; a 7% improvement.
- Tangible Book Value per share increased from $23.69 at the end of 2011 to $26.85 at the end 2012; a 13% increase.

The achievement of both balance sheet and income growth reflects sustained efforts to develop our successful market presence in Dutchess and Columbia Counties in New York and Southern Berkshire County in Massachusetts.


Fairfield Farm at The Hotchkiss School – Lakeville, CT


Four Brothers Farm – Millerton, NY

The achievement of both balance sheet and income growth reflects sustained efforts to develop our successful market presence in Dutchess and Columbia Counties in New York and Southern Berkshire County in Massachusetts.

However, our progress has been hampered by the economic and regulatory realities of the environment in which we operate our business:

- The current interest rate environment continues to compress net interest margins which are the lifeblood of community banks.
- The increased regulatory burden on community banks continues to escalate the cost of compliance.
- Economic and regulatory uncertainties impede economic recovery in the markets in which the Bank operates, slow the resolution of problem loans and hinder efforts to grow the volume of qualified commercial loans.

Our plan calls for continued growth of our core businesses by investing in people and providing them with appropriate technology to expand our primary markets in an efficient and sustainable manner.

Because we positioned the Bank for the realities of our environment and focused on what we could control, during 2012 we were able to generate earnings sufficient to absorb significant non-recurring expenses, including a pension curtailment expense, a litigation settlement expense and a Federal Home Loan Bank of Boston prepayment fee, aggregating in excess of $1.2 million. These actions are expected to better position the Bank for the future.

We continue to participate in the US Treasury's Small Business Lending Fund (SBLF) program through which we received $16 million of capital in August 2011 in the form of preferred stock. During the first sixteen months we participated in this program, the Bank has increased lending to small businesses by $27.5 million. We continue to profitably leverage SBLF capital, for which we currently pay 1.0% annually. We intend to redeem this preferred stock prior to 2016 when the dividend rate will adjust to 9%.

The Company and the Bank will endeavor to maintain strong capital positions and are presently "well-capitalized" under every regulatory measure.



Historic Barn – Sharon, CT



Race Brook Trail – Sheffield, MA

We project an operating environment in 2013 similar to 2012. Our plan calls for continued growth of our core businesses by investing in people and providing them with appropriate technology to expand our primary markets in an efficient and sustainable manner.

A renewed focus on portfolio loan growth should help to mitigate the prolonged effects of record low interest rates. Increasing loan volume should counter the decline in net interest income due to lower yields. Our strong reputation for service has enabled the Bank to benefit from opportunities created by market disruptions.

We will employ those technologies that will enable us to drive down operating costs and expand our market area without having to invest heavily in brick and mortar. We carefully monitor technological advances in our industry and bring them prudently and efficiently to our markets. During 2013, we plan initiatives to expand our mobile banking technologies to facilitate convenient access to our banking products and services. Our lenders, trust officers and retail banking staff will be equipped with appropriate technology to "bring the branch" to prospective clients. We are expanding our document imaging solutions to improve operational efficiencies and improve our service levels to our customers.

The current low interest rate environment combined with regulatory intrusion into the manner in which banks have earned fee income is causing banks to re-evaluate their pricing of fee based services. We are in the process of aligning our pricing with the cost of delivering such services, while remaining committed to providing excellent value for the services we provide.

Our people are our best competitive advantage and attracting and retaining qualified personnel is a top priority. In order to ensure continued growth we must make investments in people that can drive our growth.

We anticipate that the additional business generated by our investments in technology and human capital will help to offset margin compression in the short term, and will generate new customer relationships to benefit the Bank in future years.

Our people are our best competitive advantage and attracting and retaining qualified personnel is a top priority. In order to ensure continued growth we must make investments in people that can drive our growth.



"Sunflower Conference" – Sharon, CT



Ford Pond-Audubon Center – Sharon, CT

I am very optimistic about the future of Salisbury Bancorp. We maintain deep ties within the communities we serve and we have the flexibility to optimize solutions that cannot be matched by larger banks. Most importantly, the bankers on our team exhibit a sincere level of caring about the financial well-being of their customers. This is what differentiates Salisbury Bank and Trust Company from its competition. I am confident that our energetic staff, management and board of directors will continue to build value for our shareholders as we serve our customers and our communities.

Sincerely,

Richard J. Cantele, Jr.
President and Chief Executive Officer,
Salisbury Bancorp, Inc. and
Salisbury Bank and Trust Company


SALISBURY BANCORP, INC.
SAL
NASDAQ
LISTED

In December Salisbury Bancorp, Inc. began trading on NASDAQ. The vast majority of our publicly traded peer banks are listed on the NASDAQ and as such, we believe this visibility will improve liquidity and reduce the volatility in our stock price. The move will make Salisbury potentially eligible for inclusion in the ABA NASDAQ Community Bank Index (ABAQ). This index is the most broadly representative stock index of the community bank industry and includes more than 400 banks with a market capitalization of approximately $123 billion as of December 2012.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-24751

SALISBURY BANCORP, INC.

(Exact name of registrant as specified in its charter)


SEC MAIL
RECEIVED
PROCESSING
APR 12 2013
WASH. D.C.
193
SECTION

Connecticut	**06-1514263**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5 Bissell Street, Lakeville, CT	**06039**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(860) 435-9801**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.10 per share	**NASDAQ Capital Market**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates of the registrant on June 30, 2012 was $41,650,883 based on the closing sales price of $24.65 of such stock. The number of shares of the registrant's Common Stock outstanding as of March 1, 2013, was 1,709,291.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2013 Annual Meeting of Shareholders to be held on May 15, 2013, which will be filed within 120 days of fiscal year ended December 31, 2012, are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this Form 10-K.

FORM 10-K
SALISBURY BANCORP, INC.
For the Year Ended December 31, 2012
TABLE OF CONTENTS

PART I

Forward-Looking Statements

This Annual Report on Form 10-K may contain and incorporates by reference statements relating to future results of Salisbury Bancorp, Inc. and Subsidiary ("Salisbury") that are considered "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, expectations concerning loan demand, growth and performance, simulated changes in interest rates and the adequacy of the allowance for loan losses. Actual results may differ materially from those expressed or implied as a result of certain risks and uncertainties, including, but not limited to, changes in political and economic conditions, interest rate fluctuations, competitive product and pricing pressures within Salisbury's markets, equity and fixed income market fluctuations, personal and corporate customers' bankruptcies, inflation, acquisitions and integrations of acquired businesses, technological changes, changes in law and regulations, changes in fiscal, monetary, regulatory and tax policies, monetary fluctuations, success in gaining regulatory approvals when required as well as other risks and uncertainties reported from time to time in Salisbury's filings with the Securities and Exchange Commission.

Such developments could have an adverse impact on Salisbury's financial position and results of operations. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report.

Item 1. BUSINESS

Salisbury Bancorp, Inc.

Salisbury Bancorp, Inc., a Connecticut corporation, formed in 1998, is the bank holding company for Salisbury Bank and Trust Company (the "Bank"), a Connecticut-chartered and Federal Deposit Insurance Corporation (the "FDIC") insured commercial bank headquartered in Lakeville, Connecticut. Salisbury common stock is traded on the NASDAQ Capital Market under the symbol "SAL". Salisbury's principal business consists of the business of the Bank. The Bank, formed in 1848, provides commercial banking, consumer financing, retail banking and trust and wealth advisory services through eight banking offices, eight ATMs and its internet website (www.salisburybank.com).

Abbreviations Used Herein

ARRA	American Recovery and Reinvestment Act of 2009
Bank	Salisbury Bank and Trust Company
BHCA	Bank Holding Company Act
BOLI	Bank Owned Life Insurance
CFPB	Consumer Financial Protection Bureau
CPP	Capital Purchase Program
CRA	Community Reinvestment Act of 1977
CTDOB	State of Connecticut Department of Banking
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act
FACT Act	Fair and Accurate Credit Transactions Act
FASB	Financial Accounting Standards Board
EESA	Economic Emergency Stabilization Act
FDIC	Federal Deposit Insurance Corporation
FHLBB	Federal Home Loan Bank of Boston
FRA	Federal Reserve Act
FRB	Federal Reserve Board
GAAP	Generally Accepted Accounting Principles in the United States of America
GLBA	Gramm-Leach-Bliley Act
IOLTA	Interest on Lawyers Trust Accounts
LIBOR	London Interbank Offered Rate
OREO	Other Real Estate Owned
OTTI	Other Than Temporarily Impaired
PIC	Passive Investment Company
Salisbury	Salisbury Bancorp, Inc. and Subsidiary
SBLF	Small Business Lending Fund
SEC	Securities and Exchange Commission
SOX	Sarbanes-Oxley Act of 2002
TARP	Troubled Asset Relief Program
Treasury	United States Department of the Treasury

Lending Activities

General

The Bank originates commercial loans, commercial real estate loans, residential and commercial construction loans, residential real estate loans collateralized by one-to-four family residences, home equity lines of credit and fixed rate loans and other consumer loans predominately in Connecticut's Litchfield County, Massachusetts' Berkshire County and New York's Dutchess County in towns proximate to the Bank's eight full service offices.

Real estate secured the majority of the Bank's loans as of December 31, 2012, including some loans classified as commercial loans. Interest rates charged on loans are affected principally by the Bank's current asset/liability strategy, the demand for such loans, the cost and supply of money available for lending purposes and the rates offered by competitors. These factors are, in turn, affected by general economic and credit conditions, monetary policies of the federal government, including the FRB, federal and state tax policies and budgetary matters.

Residential Real Estate Loans

A principal lending activity of the Bank is to originate prime loans secured by first mortgages on one-to-four family residences. The Bank typically originates residential real estate loans through commissioned mortgage representatives. The Bank originates both fixed rate and adjustable rate mortgages.

The Bank currently sells the majority of the fixed rate residential mortgage loans it originates to the FHLBB under the Mortgage Partnership Finance program. The Bank typically retains loan servicing. The Bank retains some fixed rate residential mortgage loans and those loans originated under its first time home owner program to borrowers with low to moderate income.

The retention of adjustable rate residential mortgage loans in the portfolio and the sale of longer term, fixed rate residential mortgage loans helps reduce the Bank's exposure to interest rate risk. However, adjustable rate mortgages generally pose credit risks different from the credit risks inherent in fixed rate loans primarily because as interest rates rise, the underlying debt service payments of the borrowers rise, thereby increasing the potential for default. Management believes that these risks, which have not had a material adverse effect on the Bank to date, generally are less onerous than the interest rate risks associated with holding long-term fixed rate loans in the loan portfolio.

Commercial Real Estate Loans

The Bank makes commercial real estate loans for the purpose of allowing borrowers to acquire, develop, construct, improve or refinance commercial real estate where the property is the primary collateral securing the loan, and the income generated from the property is the primary repayment source. Office buildings, light industrial, retail facilities or multi-family income properties, normally collateralize commercial real estate loans. Among the reasons for management's continued emphasis on commercial real estate lending is the desire to invest in assets with yields, which are generally higher than yields on one-to-four family residential mortgage loans, and are more sensitive to changes in interest rates. These loans typically have terms of up to twenty five years and interest rates, which adjust over periods of three to ten years, based on one of various rate indices.

Commercial real estate lending generally poses a greater credit risk than residential mortgage lending to owner-occupants. The repayment of commercial real estate loans depends on the business and financial condition of the borrower. Economic events and changes in government regulations, which the Bank and its borrowers do not control, could have an adverse impact on the cash flows generated by properties securing commercial real estate loans and on the market value of such properties.

Construction Loans

The Bank originates both residential and commercial construction loans. Typically, loans are made to owner-borrowers who will occupy the properties as either their primary or secondary residence and to licensed and experienced developers for the construction of single-family homes.

The proceeds of commercial construction loans are disbursed in stages. Bank officers, appraisers and/or independent engineers inspect each project's progress before additional funds are disbursed to verify that borrowers have completed project phases.

Residential construction loans to owner-borrowers generally convert to a fully amortizing long-term mortgage loan upon completion of construction. Construction loans generally have terms of six months to two years.

Construction lending, particularly commercial construction lending, poses greater credit risk than mortgage lending to owner occupants. The repayment of commercial construction loans depends on the business and financial condition of the borrower and on the economic viability of the project financed. Economic events and changes in government regulations, which the Bank and its borrowers do not control, could have an adverse impact on the value of properties securing construction loans and on the borrower's ability to complete projects financed and, if not the borrower's residence, sell them for amounts anticipated at the time the projects commenced.

Commercial Loans

Commercial loans are generally made on a secured basis and are primarily collateralized by equipment, inventory, accounts receivable and/or leases. Commercial loans primarily provide working capital, equipment financing, financing for leasehold improvements and financing for expansion. The Bank offers both term and revolving commercial loans. Term loans have either fixed or adjustable rates of interest and, generally, terms of between two and seven years. Term loans generally amortize during their life, although some loans require a balloon payment at maturity if the amortization exceeds seven years. Revolving commercial lines of credit typically are renewable annually and have a floating rate of interest, which is normally indexed to the Wall Street Journal's prime rate of interest and occasionally indexed to the LIBOR.

Commercial lending generally poses a higher degree of credit risk than real estate lending. Repayment of both secured and unsecured commercial loans depends substantially on the success of the borrower's underlying business, financial condition and cash flows. Unsecured loans generally involve a higher degree of risk of loss than do secured loans because, without collateral, repayment is primarily dependent upon the success of the borrower's business.

Secured commercial loans are generally collateralized by equipment, inventory, accounts receivable and leases. Compared to real estate, such collateral is more difficult to monitor, its value is more difficult to validate, it may depreciate more rapidly and it may not be as readily saleable if repossessed.

Consumer Loans

The Bank originates various types of consumer loans, including home equity loans and lines of credit, auto and personal installment loans. Home equity loans and lines of credit are secured by one-to-four family owner-occupied properties, typically by second mortgages. Home equity loans have fixed interest rates, while home equity lines of credit normally adjust based on the Wall Street Journal's prime rate of interest. Consumer loans are originated through the branch network with the exception of Home Equity Lines Of Credit, which are originated by licensed Mortgage Lending Originator staff.

Credit Risk Management and Asset Quality

One of the Bank's key objectives is to maintain a high level of asset quality. The Bank utilizes the following general practices to manage credit risk: limiting the amount of credit that individual lenders may extend; establishing a process for credit approval accountability; careful initial underwriting and analysis of borrower, transaction, market and collateral risks; ongoing servicing of individual loans and lending relationships; continuous monitoring of the portfolio, market dynamics and the economy; and periodically reevaluating the Bank's strategy and overall exposure as economic, market and other relevant conditions change.

Credit Administration is responsible for determining loan loss reserve adequacy, preparing monthly and quarterly reports regarding the credit quality of the loan portfolio; which are submitted to the Loan Committee to ensure compliance with the credit policy. In addition, Credit Administration is responsible for managing non-performing and classified assets as well as oversight of all collection activity. On a quarterly basis, the Loan Committee reviews commercial and commercial real estate loans that are risk rated as "Special Mention" or worse, focusing on the current status and strategies to improve the credit.

The Bank's loan review activities are performed by an independent third party firm that evaluates the creditworthiness of borrowers and the appropriateness of the Bank's risk rating classifications. The firm's findings are reported to Credit Administration and the Loan Committee.

Trust and Wealth Advisory Services

The Bank provides a range of fiduciary and trust services including general investment management, wealth advisory services to individuals, families and institutions, and estate administration and settlement services.

Securities

Salisbury's securities portfolio is structured to diversify the earnings, assets and risk structure of Salisbury, provide liquidity consistent with both projected and potential needs, collateralize certain types of deposits, assist with maintaining a satisfactory net interest margin and comply with regulatory capital and liquidity requirements. Securities types include U.S. Government and Agency securities, mortgage-backed securities, collateralized mortgage obligations and bank qualified tax exempt municipal bonds.

Sources of Funds

The Bank uses deposits, proceeds from loan and security maturities, repayments and sales, and borrowings to fund lending, investing and general operations. Deposits represent the Bank's primary source of funds.

Deposits

The Bank offers a variety of deposit accounts with a range of interest rates and other terms, which are designed to meet customer financial needs. Retail and commercial deposits are received through the Bank's banking offices. Additional depositor related services provided to customers include ATM, telephone, Internet Banking and Internet Bill Pay services.

The FDIC provides separate insurance coverage of $250,000 per depositor for each account ownership category. On December 31, 2012, section 343 of the Dodd-Frank Act that provided unlimited deposit insurance coverage for noninterest-bearing transaction accounts and IOLTAs expired.

Deposit flows are significantly influenced by economic conditions, the general level of interest rates and the relative attractiveness of competing deposit and investment alternatives. Deposit pricing strategy is monitored weekly by the Pricing Committee, composed of members of Executive Management. When determining deposit pricing, the Bank considers strategic objectives, competitive market rates, deposit flows, funding commitments and investment alternatives, FHLBB advance rates and rates on other sources of funds.

National, regional and local economic and credit conditions, changes in competitor money market, savings and time deposit rates, prevailing market interest rates and competing investment alternatives all have a significant impact on the level of the Bank's deposits. Deposit generation is a key focus for the Bank as a source of liquidity and to fund continuing asset growth. Competition for deposits has been and is expected to remain strong.

Borrowings

The Bank is a member of the FHLBB that provides credit facilities for regulated, federally insured depository institutions and certain other home financing institutions. Members of the FHLBB are required to own capital stock in the FHLBB and are authorized to apply for advances on the security of their FHLBB stock and certain home mortgages and other assets (principally securities, which are obligations of, or guaranteed by, the United States Government or its agencies) provided certain creditworthiness standards have been met. Under its current credit policies, the FHLBB limits advances based on a member's assets, total borrowings and net worth. Long-term and short-term FHLBB advances are utilized as a source of funding to meet liquidity and planning needs when the cost of these funds are favorable as compared to deposits or alternate funding sources.

Additional funding sources are available through securities sold under agreements to repurchase and the Federal Reserve Bank of Boston.

Subsidiaries

Salisbury has one wholly-owned subsidiary, Salisbury Bank and Trust Company. The Bank has two wholly-owned subsidiaries, SBT Mortgage Service Corporation and S.B.T. Realty, Inc. SBT Mortgage Service Corporation is a passive investment company ("PIC") that holds loans collateralized by real estate originated or purchased by the Bank. Income of the PIC and its dividends to Salisbury are exempt from the Connecticut Corporate Business Tax. S.B.T. Realty, Inc. was formed to hold New York State real estate and is presently inactive.

Employees

At December 31, 2012, the Bank had 123 full-time employees and 24 part-time employees. None of the employees were represented by a collective bargaining group. The Bank maintains a comprehensive employee benefit program providing, among other benefits, group medical and dental insurance, life insurance, disability insurance, a pension plan and an employee 401(k) investment plan. Management considers relations with its employees to be good.

Market Area

Salisbury and the Bank are headquartered in Lakeville, Connecticut, which is located in the northwestern quadrant of Connecticut's Litchfield County. The Bank has a total of eight banking offices, four of which are located in Connecticut's Litchfield County; two of which are located in Massachusetts' Berkshire County; and two of which are located in New York's Dutchess County. The Bank's primary deposit gathering and lending area consists of the communities and surrounding towns that are served by its branch network in Litchfield, Berkshire and Dutchess counties. The Bank also has deposit, lending and trust relationships outside of these areas.

Competition

The Bank faces strong competition in attracting and retaining deposits and in making loans. The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations, automated services and office hours. Its most direct competition for deposits and loans has come from commercial banks, savings banks and credit unions located in its market area. Competition for deposits also comes from non-banking companies such as brokerage houses that offer a range of deposit and deposit-like products. Although the Bank expects this continuing competition to have an effect upon the cost of funds, it does not anticipate any substantial adverse effect on maintaining the current deposit base. The Bank is competitive within its market area in the various deposit products it offers to depositors. Due to this fact, management believes the Bank has the ability to maintain its deposit base. The Bank does not rely upon any individual, group or entity for a significant portion of its deposits.

The Bank's competition for real estate loans comes primarily from mortgage banking companies, savings banks, commercial banks, insurance companies, and other institutional lenders. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized service. Factors that affect competition include, among others, the general availability of funds and credit, general and local economic conditions, current interest rate levels and volatility in the mortgage markets.

The banking industry is also experiencing rapid changes in technology. In addition to improving customer services, effective use of technology increases efficiency and enables financial institutions to reduce costs. Technological advances are likely to increase competition by enabling more companies to provide cost effective products and services.

Regulation and Supervision

General

Salisbury is required to file reports and otherwise comply with the rules and regulations of the FRB, the CTDOB, the SEC and NASDAQ.

The Bank is subject to extensive regulation by the CTDOB, as its chartering agency, and by the FDIC, as its deposit insurer. The Bank is required to file reports with, and is periodically examined by, the FDIC and the CTDOB concerning its activities and financial condition. It must obtain regulatory approvals prior to entering into certain transactions, such as mergers.

The following discussion of the laws, regulations and policies material to the operations of Salisbury and the Bank is a summary and is qualified in its entirety by reference to such laws, regulations and policies. Such statutes, regulations and policies are continually under review by Congress and the State Legislature and federal and state regulatory agencies. Any change in such laws, regulations, or policies could have a material adverse impact on Salisbury or the Bank.

Bank Holding Company Regulation

SEC and NASDAQ

Salisbury is subject to the rules and regulations of the SEC and is required to comply with the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as administered by the SEC. Salisbury's common stock is listed on the NASDAQ Capital Market under the trading symbol "SAL" and, accordingly, Salisbury is also subject to the rules of NASDAQ for listed companies.

Federal Reserve Board Regulation

Salisbury is a registered bank holding company under the BHCA and is subject to comprehensive regulation and regular examinations by the FRB. The FRB also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices.

Under FRB policy, a bank holding company must serve as a source of financial and managerial strength for its subsidiary bank. Under this policy, Salisbury is expected to commit resources to support the Bank. The FRB may require a holding company to contribute additional capital to an undercapitalized subsidiary bank. Any capital loans by a bank holding company to its subsidiary bank are subordinate in right of payment to deposits and certain other indebtedness of such subsidiary bank.

Bank holding companies must obtain FRB approval before: (i) acquiring, directly or indirectly, ownership or control of another bank or bank holding company; (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of any company, which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities, which, by statute or by FRB regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities permitted by the FRB includes, among other things: (i) operating a savings institution, mortgage company, finance company, credit card company or factoring company; (ii) performing certain data processing operations; (iii) providing certain investment and financial advice; (iv) underwriting and acting as an insurance agent for certain types of credit-related insurance; (v) leasing property on a full-payout, non-operating basis; (vi) selling money orders; (vii) real estate and personal property appraising; (viii) providing tax planning and preparation services; (ix) financing and investing in certain community development activities; and (x) subject to certain limitations, providing securities brokerage services for customers.

Connecticut Bank Holding Company Regulation

Salisbury is also subject to Connecticut banking law applicable to Connecticut bank holding companies. Under Connecticut banking law, no person may acquire beneficial ownership of more than 10% of any class of voting securities of a Connecticut-chartered bank, or any bank holding company of such a bank, without prior notification of, and lack of disapproval by, the CTDOB. The CTDOB will disapprove the acquisition if the bank or holding company to be acquired has been in existence for less than five years, unless the CTDOB waives this five-year restriction, or if the acquisition would result in the acquirer controlling 30% or more of the total amount of deposits in insured depository institutions in Connecticut. Similar restrictions apply to any person who holds in excess of 10% of any such class and desires to increase its holdings to 25% or more of such class.

Dividends

Salisbury's dividends to shareholders are substantially dependent upon Salisbury's receipt of dividends from the Bank. The FRB has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the FRB's view that a bank holding company should be a "source of strength" to its bank subsidiary and should pay cash dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition. The FRB also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, the FRB may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized" or if the dividend would violate applicable law or would be an unsafe or unsound banking practice.

Financial Modernization

GLBA permits greater affiliation among banks, securities firms, insurance companies, and other companies under a type of financial services company known as a "financial holding company". A financial holding company essentially is a bank holding company with significantly expanded powers. Financial holding companies are authorized by statute to engage in a number of financial activities previously impermissible for bank holding companies, including securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities. The act also permits the FRB and the Treasury to authorize additional activities for financial holding companies if they are "financial in nature" or "incidental" to financial activities. A bank holding company may become a financial holding company if each of its subsidiary banks is "well capitalized" and "well managed" as defined in the FRB's Regulation Y, and has at least a "satisfactory" Community Reinvestment Act rating. A financial holding company must provide notice to the FRB within 30 days after commencing activities previously determined by statute or by the FRB and the Treasury. Salisbury is a registered financial holding company.

Under GLBA, all financial institutions are required to establish policies and procedures with respect to the ability of the Bank to share nonpublic customer data with nonaffiliated parties and to protect customer data from unauthorized access. In addition, the FACT Act includes many provisions concerning national credit reporting standards, and, under certain circumstances, permits consumers, including customers of Salisbury, to opt out of information sharing among affiliated companies for marketing purposes. The FACT Act also requires banks and other financial institutions to notify their customers if they report negative information about them to a credit bureau or if they are granted credit on terms less favorable than those generally available. The Federal Reserve Board and the Federal Trade Commission are granted extensive rulemaking authority under the FACT Act, and Salisbury and the Bank are subject to those provisions. The Bank has developed policies and procedures for itself and its affiliate, Salisbury, and believes it is in compliance with all privacy, information sharing, and notification provisions of GLBA and the FACT Act.

Connecticut Banking Laws and Supervision

The Bank is a state-chartered commercial bank under Connecticut law and as such is subject to regulation and examination by the CTDOB. The CTDOB regulates commercial banks, among other financial institutions, for compliance with the laws and regulations of the State of Connecticut, as well as the appropriate rules and regulations of federal agencies. The approval of the CTDOB is required for, among other things, the establishment of branch offices and business combination transactions. The CTDOB conducts periodic examinations of Connecticut-chartered banks. The FDIC also regulates many of the areas regulated by the CTDOB, and federal law may limit some of the authority provided to Connecticut-chartered banks by Connecticut law.

Lending Activities

Connecticut banking laws grant commercial banks broad lending authority. With certain limited exceptions, total secured and unsecured loans made to any one obligor generally may not exceed 15% of the Bank's equity capital and reserves for loan and lease losses. However, if the loan is fully secured, such limitations generally may be increased by an additional 10%.

Dividends

The Bank may pay cash dividends out of its net profits. For purposes of this restriction, "net profits" represents the remainder of all earnings from current operations. Further, the total amount of all dividends declared by the Bank in any year may not exceed the sum of its net profits for the year in question combined with its retained net profits from the preceding two years, unless the CTDOB approves the larger dividend. Federal law also prevents the Bank from paying dividends or making other capital distributions that would cause it to become "undercapitalized". The FDIC may also limit a bank's ability to pay dividends based upon safety and soundness considerations.

Powers

Connecticut law permits Connecticut banks to sell insurance and fixed and variable-rate annuities if licensed to do so by the Connecticut Insurance Department. With the prior approval of the CTDOB, Connecticut banks are also authorized to engage in a broad range of activities related to the business of banking, or that are financial in nature or that are permitted under the BHCA, other federal statutes, or the regulations promulgated pursuant to these statutes. Connecticut banks generally are also authorized to engage in any activity permitted for a federal bank or upon filing prior written notice of its intention to engage in such activity with the CTDOB, unless the CTDOB disapproves the activity.

Assessments

Connecticut banks are required to pay assessments to the CTDOB based upon a bank's asset size to fund the CTDOB's operations. The assessments are generally made annually.

Enforcement

Under Connecticut law, the CTDOB has extensive enforcement authority over Connecticut banks and, under certain circumstances, affiliated parties, insiders, and agents. The CTDOB's enforcement authority includes cease and desist orders, fines, receivership, conservatorship, removal of officers and directors, emergency closures, dissolution and liquidation.

New York and Massachusetts Banking Laws and Supervision

Adequately capitalized bank holding companies are permitted to acquire banks in any state subject to specified concentration limits and other conditions. Additionally, legislation authorizes the interstate merger of banks. Among other things, banks may establish new branches on an interstate basis provided that such action is specifically authorized by the law of the host state. The Bank conducts activities and operates branch offices in New York and Massachusetts as well as Connecticut. The Bank, with respect to offices in New York and Massachusetts, may conduct any activity that is authorized under Connecticut law that is permissible for either New York or Massachusetts state banks or for an out-of-state national bank, at its New York and Massachusetts branch offices, respectively. The New York State Superintendent of Banks may exercise regulatory authority with respect to the Bank's New York branch offices. The Bank is subject to certain rules related to community reinvestment, consumer protection, fair lending, establishment of intra-state branches and the conduct of banking activities with respect to its branches located in New York State. The Massachusetts Commissioner of Banks may exercise similar authority, and the Bank is subject to similar rules under Massachusetts Banking Law with respect to the Bank's Massachusetts branch offices.

Federal Regulations

Capital Requirements

Under FDIC regulations, federally insured state-chartered banks, such as the Bank, that are not members of the Federal Reserve System ("state non-member banks") are required to comply with minimum leverage capital requirements. If the FDIC determines that an institution is not anticipating or experiencing significant growth and is, in general, a strong banking organization, with a composite rating of 1 under the Uniform Financial Institutions Ranking System established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier 1 capital to total assets of 3%. For all other institutions, the minimum leverage capital ratio is not less than 4%. Tier 1 capital is the sum of common Shareholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.

The FDIC regulations require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of regulatory capital to regulatory risk-weighted assets is referred to as a bank's "risk-based capital ratio". Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items (including recourse obligations, direct credit substitutes and residual interests) to four risk-weighted categories ranging from 0% to 100%, and in some instances 200% or assets subject to dollar-for-dollar capital requirements, with higher levels of capital being required for the categories perceived as representing greater risk.

To be considered "well capitalized", banks are generally expected to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%, of which at least one-half must be Tier 1 capital. Total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and certain other capital instruments, and a portion of the net unrealized gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution's Tier 1 capital. Banks that engage in specified levels of trading activities are subject to adjustments in their risk based capital calculation to ensure the maintenance of sufficient capital to support market risk.

As a bank holding company, Salisbury is subject to FRB capital adequacy guidelines for bank holding companies similar to those of the FDIC for state-chartered banks.

In December 2010, the Basel Committee, a group of bank regulatory supervisors from around the world, released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as "Basel III." Basel III, when fully implemented by the U.S. bank regulatory agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity.

Given that the Basel III rules are subject to implementation and change and the scope and content of capital regulations that U.S. federal banking agencies may adopt under the Dodd-Frank Act is uncertain, we cannot be certain of the impact new capital regulations will have on our capital ratios.

Prompt Corrective Regulatory Action

Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories:

- Well capitalized – at least 5% leverage capital, 6% Tier 1 risk based capital and 10% total risk based capital.
- Adequately capitalized – at least 4% leverage capital, 4% Tier 1 risk based capital and 8% total risk based capital.
- Undercapitalized – less than 4% leverage capital, 4% Tier 1 risk based capital and less than 8% total risk based capital.

"Undercapitalized" banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank's compliance with such a plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized.

- Significantly undercapitalized – less than 3% leverage capital, 3% Tier 1 risk based capital and less than 6% total risk-based capital. "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company.
- Critically undercapitalized – less than 2% tangible capital. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

As of December 31, 2012, the Bank was "well capitalized".

Transactions with Affiliates

Under federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the FRA. In a holding company context, at a minimum, the parent holding company of a bank and any companies which are controlled by such parent holding company are affiliates of the bank. Generally, Sections 23A and 23B are intended to protect insured depository institutions from suffering losses arising from transactions with non-insured affiliates, by limiting the extent to which a bank or its subsidiaries may engage in covered transactions with any one affiliate and with all affiliates of the bank in the aggregate, and by requiring that such transactions be on terms that are consistent with safe and sound banking practices.

Further, Section 22(h) of the FRA and Regulation O restrict loans to directors, executive officers, and principal shareholders ("insiders"). Under Section 22(h), loans to insiders and their related interests may not exceed, together with all other outstanding loans to such persons and affiliated entities, the institution's total capital and surplus. Loans to insiders above specified amounts must receive the prior approval of the board of directors. Further, under Section 22(h), loans to directors, executive officers and principal shareholders must be made on terms substantially the same as offered in comparable transactions to other persons, except that such insiders may receive preferential loans made under a benefit or compensation program that is widely available to the bank's employees and does not give preference to the insider over the employees. Section 22(g) of the FRA imposes additional limitations on loans to executive officers.

Enforcement

The FDIC has extensive enforcement authority over insured banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

Standards for Safety and Soundness

The FDIC, together with the other federal bank regulatory agencies, prescribe standards of safety and soundness by regulations or guidelines, relating generally to operations and management, asset growth, asset quality, earnings, stock valuation and compensation. The federal bank regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards, which establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder. In addition, the federal bank regulatory agencies adopted regulations that authorize, but do not require, the agencies to order an institution that has been given notice that it is not satisfying the safety and soundness guidelines to submit a compliance plan. The federal bank regulatory agencies have also adopted guidelines for asset quality and earning standards. As a state-chartered bank, the Bank is also subject to state statutes, regulations and guidelines relating to safety and soundness, in addition to the federal requirements.

Insurance of Deposit Accounts

The Bank's deposit accounts are insured by the Deposit Insurance Fund ("DIF") of the FDIC up to applicable legal limits (generally, $250,000 per depositor for each account ownership category and $250,000 for certain retirement plan accounts) and are subject to deposit insurance assessments. The FDIC insurance coverage limit applies per depositor, per insured depository institution for each account ownership category.

The FDIC utilizes a risk-based assessment system that imposes insurance premiums based upon a risk matrix that takes into account a bank's capital level and supervisory rating. The FDIC assigns an institution to one of the following capital categories based on the institution's financial condition consisting of (1) well capitalized, (2) adequately capitalized or (3) undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned.

FDIC insured institutions are required to pay assessments to the FDIC to fund the DIF. The Bank's current annual assessment rate is approximately 8 basis points of total assets. Additionally, FDIC insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by The Financing Corporation, an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. The assessment rate is adjusted quarterly to reflect changes in the assessment bases of the fund based on quarterly Call Report and Thrift Financial Report submissions. From time to time, the FDIC may impose a supplemental special assessment in addition to other special assessments and regular premium rates to replenish the deposit insurance funds during periods of economic difficulty. The amount of an emergency special assessment imposed on a bank will be determined by the FDIC if such amount is necessary to provide sufficient assessment income to repay amounts borrowed from the Treasury; to provide sufficient assessment income to repay obligations issued to and other amounts borrowed from insured depository institutions; or for any other purpose the FDIC may deem necessary. The Bank's last special assessment was in the second quarter of 2009.

The FDIC may terminate insurance of deposits, after notice and a hearing, if it finds that the institution is in an unsafe or unsound condition to continue operations, has engaged in unsafe or unsound practices, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act")

The Dodd-Frank Act, enacted in July 2010, significantly changed the bank regulatory landscape and has impacted lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-Frank Act revised the statutory authorities governing the FDIC's management of the DIF. The Dodd-Frank Act granted the FDIC new DIF management tools: maintaining a positive Fund balance even during a banking crisis and maintaining moderate, steady assessment rates throughout economic and credit cycles.

Among other things, the Dodd-Frank Act: (1) raised the minimum designated reserve ratio (DRR), which the FDIC must set each year, to 1.35 percent (from the former minimum of 1.15 percent) and removed the upper limit on the DRR (which was formerly capped at 1.5 percent) and therefore on the size of the DIF; (2) required that the DIF reserve ratio reach 1.35 percent by September 30, 2020 (rather than 1.15 percent by the end of 2016, as formerly required); (3) required that, in setting assessments, the FDIC offset the effect of requiring that the reserve ratio reach 1.35 percent by September 30, 2020 rather than 1.15 percent by the end of 2016 on insured depository institutions with total consolidated assets of less than $10,000,000,000; (4) eliminated the requirement that the FDIC provide dividends from the Fund when the reserve ratio is between 1.35 percent and 1.5 percent; and (5) continued the FDIC's authority to declare dividends when the reserve ratio at the end of a calendar year is at least 1.5 percent, but granted the FDIC sole discretion in determining whether to suspend or limit the declaration or payment of dividends.

The Dodd-Frank Act also required that the FDIC amend its regulations to redefine the assessment base used for calculating deposit insurance assessments. Under the Dodd-Frank Act, the assessment base must, with some possible exceptions, equal average consolidated total assets minus average tangible equity.

The FDIC amended 12 CFR 327 to implement revisions to the Federal Deposit Insurance Act made by the Dodd-Frank Act by modifying the definition of an institution's deposit insurance assessment base; to change the assessment rate adjustments; to revise the deposit insurance assessment rate schedules in light of the new assessment base and altered adjustments; to implement the Dodd-Frank Act's dividend provisions; to revise the large insured depository institution assessment system to better differentiate for risk and better take into account losses from large institution failures that the FDIC may incur; and to make technical and other changes to the FDIC's assessment rules. The FDIC Board of Directors adopted the final rule, which redefined the deposit insurance assessment base as required by the Dodd-Frank Act; made changes to assessment rates; implemented the Dodd-Frank Act's DIF dividend provisions; and revised the risk-based assessment system for all large insured depository institutions, generally, those institutions with at least $10 billion in total assets. Nearly all of the 7,600-plus institutions with assets less than $10 billion, including the Bank, have benefited from a reduction in their assessments as a result of this final rule.

The Dodd-Frank Act requires publicly traded companies to give shareholders a non-binding vote of executive compensation at, for smaller reporting companies such as Salisbury, the first annual meeting taking place after January 21, 2013 and at least every three (3) years thereafter. The legislation also authorizes the SEC to prohibit broker discretion on any voting on election of directors, executive compensation matters, and any other significant matter.

The Dodd-Frank Act also adopts various mortgage lending and predatory lending provisions and requires loan originators to retain 5% of any loan sold and securitized, unless it is a "qualified residential mortgage", which includes standard 30 and 15-year fixed rate loans.

Consumer Financial Protection Bureau

The Dodd-Frank Act created a new Consumer Financial Protection Bureau ("CFPB"). As required by the Dodd-Frank Act, jurisdiction for all existing consumer protection laws and regulations has been transferred to the CFPB. In addition, the CFPB is granted authority to promulgate new consumer protection regulations for banks and nonbank financial firms offering consumer financial services or products to ensure that consumers are protected from "unfair, deceptive, or abusive" acts or practices. The CFPB has begun conducting studies of existing consumer protection regulations to gauge their effectiveness and to solicit comment on potential new regulations.

Federal Reserve System

All depository institutions must hold a percentage of certain types of deposits as reserves. Reserve requirements currently are assessed on the depository institution's net transaction accounts (primarily checking accounts). Depository institutions must also regularly submit deposit reports of their deposits and other reservable liabilities.

For net transaction accounts in 2012, the first $11.5 million (which may be adjusted by the FRB) will be exempt from reserve requirements. A 3 percent reserve ratio will be assessed on net transaction accounts over $11.5 million up to and including $71.0

million (which may be adjusted by the FRB). A 10 percent reserve ratio will be assessed on net transaction accounts in excess of $71.0 million (which may be adjusted by the FRB). The Bank is in compliance with these requirements.

Federal Home Loan Bank System

The Bank is a member of the Boston region of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The FHLBB provides a central credit facility primarily for member institutions. Member institutions are required to acquire and hold shares of capital stock in the FHLBB calculated periodically based primarily on its level of borrowings from the FHLBB. The Bank was in compliance with this requirement. At December 31, 2012, the Bank had FHLBB stock of $5.7 million and FHLBB advances of $32.0 million.

No market exists for shares of the FHLBB and therefore, they are carried at par value. FHLBB stock may be redeemed at par value five years following termination of FHLBB membership, subject to limitations which may be imposed by the FHLBB or its regulator, the Federal Housing Finance Board, to maintain capital adequacy of the FHLBB. While the Bank currently has no intentions to terminate its FHLBB membership, the ability to redeem its investment in FHLBB stock would be subject to the conditions imposed by the FHLBB.

In 2008, the FHLBB announced to its members it was focusing on preserving capital in response to ongoing market volatility including the extension of a moratorium on excess stock repurchases and in 2009 announced the suspension of its quarterly dividends. On February 22, 2011, the FHLBB announced the resumption of modest quarterly cash dividends to its members through 2011 and on June 27, 2011 the FHLBB announced the discontinuation of its excess stock pool effective June 28, 2011, and designated December 28, 2011, as the required stock purchase date. Based on the capital adequacy and the liquidity position of the FHLBB, management believes there is no impairment related to the carrying amount of the Bank's FHLBB stock as of December 31, 2012. Further deterioration of the FHLBB's capital levels may require the Bank to deem its restricted investment in FHLBB stock to be OTTI. If evidence of impairment exists in the future, the FHLBB stock would reflect fair value using either observable or unobservable inputs. The Bank will continue to monitor its investment in FHLBB stock.

Troubled Asset Relief Program and Capital Purchase Program

TARP was established as part of EESA in October 2008. The TARP gave the Treasury authority to deploy up to $700 billion into the financial system with the objective of improving liquidity in the capital markets. On October 24, 2008, the Treasury announced plans to direct $250 billion of the $700 billion authorized into preferred stock investments in banks (the "CPP"). The general terms of this preferred stock program for a participant bank that is a public company were as follows: pay 5% dividends on the Treasury's preferred stock for the first five years and 9% dividends thereafter; cannot increase common dividends for three years while the Treasury is an investor; the Treasury receives warrants entitling the Treasury to buy participating banks' common stock equal to 15% of the Treasury's total investment in the participating bank; and participating bank executives must agree to certain compensation restrictions, and restrictions on the amount of executive compensation which is tax deductible and other detailed terms and conditions. In addition to the executive compensation restrictions announced by the Treasury, participants in the CPP are also subject to the more stringent executive compensation limits enacted as part of the ARRA, which was signed into law on February 17, 2009. Among other things, the ARRA more strictly limits the payment of incentive compensation and any severance or golden parachute payments to certain highly compensated employees of CPP participants, expands the scope of employees who are subject to a claw-back of bonus and incentive compensation that is based on results that are later found to be materially inaccurate, adds additional corporate governance requirements, and requires the Treasury to perform a retroactive review of compensation to the five highest compensated employees of all CPP participants.

On March 13, 2009, Salisbury sold to the Secretary of the Treasury (i) 8,816 shares of its Series A Fixed Rate Cumulative Perpetual Preferred Stock, par value $0.01 per share, having a liquidation preference of $1,000 per share (the Series A Preferred Stock) and (ii) a ten-year warrant to purchase up to 57,671 shares of its common stock, par value $0.10 per share, at an exercise price of $22.93 per share (the "Warrant"), for an aggregate purchase price of $8,816,000 in cash. All of the proceeds from the sale of its Series A Preferred Stock were treated as Tier 1 Capital for regulatory purposes.

On August 25, 2011, Salisbury repurchased from the Secretary of the Treasury for $8,816,000 all of its 8,816 shares of Series A Fixed Rate Cumulative Perpetual Preferred Stock and on November 2, 2011, Salisbury repurchased from the Secretary of the Treasury for $205,000 the Warrant to purchase up to 57,671 shares of Salisbury's Common Stock at a purchase price of $22.93 per share.

Small Business Lending Fund

Treasury's SBLF program is a $30 billion fund established under the Small Business Jobs Act of 2010 to encourage lending to small businesses by providing Tier 1 capital to qualified community banks with assets of less than $10 billion.

Salisbury elected to participate in Treasury's SBLF program and on August 25, 2011, Salisbury sold to the Secretary of the Treasury $16,000,000 of its Series B Preferred Stock under the SBLF program, and simultaneously repurchased all of its Series A Preferred Stock sold to the Treasury in 2009 under the Capital Purchase Program, a part of TARP. All of the proceeds from the sale of its Series B Preferred Stock are treated as Tier 1 Capital for regulatory purposes.

The Series B Preferred Stock pays noncumulative dividends. The dividend rate on the Series B Preferred Stock for the initial ten quarterly dividend periods, commencing with the period ended September 30, 2011 and ending with the period ended December 31, 2013, is determined each quarter based on the increase in the Bank's Qualified Small Business Lending over a baseline amount. The dividend rate for the quarterly period ended December 31, 2012 was 1.00%. For the eleventh quarterly dividend payment through four and one-half years after its issuance, the dividend rate on the Series B Preferred Stock will be fixed at the rate in effect at the end of the ninth quarterly dividend period and after four and one-half years from its issuance the dividend rate will be fixed at 9 percent per annum. The Series B Preferred Stock is non-voting, other than voting rights on matters that could adversely affect the Series B Preferred Stock. The Series B Preferred Stock is redeemable at any time at one hundred percent of the issue price plus any accrued and unpaid dividends.

Other Regulations

Sarbanes-Oxley Act of 2002

The stated goals of SOX are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

SOX includes very specific disclosure requirements and corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules, and mandates further studies of certain issues by the SEC and the Comptroller General. SOX represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees.

SOX addresses, among other matters, audit committees; certification of financial statements and internal controls by the Chief Executive Officer and Chief Financial Officer; the forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers in the twelve-month period following initial publication of any financial statements that later require restatement; a prohibition on insider trading during pension plan black-out periods; disclosure of off-balance sheet transactions; a prohibition on certain loans to directors and officers; expedited filing requirements for Forms 4; disclosure of a code of ethics and filing a Form 8-K for significant changes or waivers of such code; "real time" filing of periodic reports; the formation of a public company accounting oversight board; auditor independence; and various increased criminal penalties for violations of securities laws. The SEC has enacted rules to implement various provisions of SOX.

USA PATRIOT Act

Under the USA PATRIOT Act, all financial institutions are required to take certain measures to identify their customers, prevent money laundering, monitor customer transactions and report suspicious activity to U.S. law enforcement agencies. Financial institutions also are required to respond to requests for information from federal banking regulatory authorities and law enforcement agencies. Information sharing among financial institutions for the above purposes is encouraged by an exemption granted to complying financial institutions from the privacy provisions of GLBA and other privacy laws. Financial institutions that hold correspondent accounts for foreign banks or provide private banking services to foreign individuals are required to take measures to avoid dealing with certain foreign individuals or entities, including foreign banks with profiles that raise money laundering concerns, and are prohibited from dealing with foreign "shell banks" and persons from jurisdictions of particular concern. The primary federal banking regulators and the Secretary of the Treasury have adopted regulations to implement several of these provisions. All financial institutions also are required to establish internal anti-money laundering programs. The effectiveness of a financial institution in combating money laundering activities is a factor to be considered in any application submitted by the financial institution under the Bank Merger Act or the BHCA. Salisbury has in place a Bank Secrecy Act and USA PATRIOT Act compliance program, and engages in very few transactions of any kind with foreign financial institutions or foreign persons.

Community Reinvestment Act and Fair Lending Laws

Salisbury has a responsibility under the CRA to help meet the credit needs of our communities, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. In connection with its examination, the FDIC assesses the Bank's record of compliance with the CRA. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit discrimination in lending practices on the basis of characteristics specified in those statutes. The Bank's failure to comply with the provisions of the CRA could, at a minimum, result in regulatory restrictions on our activities. The Bank's failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions against the Bank by the FDIC as well as other federal regulatory agencies and the Department of Justice. The Bank's most recent FDIC CRA rating was "satisfactory".

The Electronic Funds Transfer Act, Regulation E and Related Laws

The Electronic Funds Transfer Act (the "EFTA") provides a basic framework for establishing the rights, liabilities, and responsibilities of consumers who use electronic funds transfer ("EFT") systems. The EFTA is implemented by the Federal Reserve's Regulation E, which governs transfers initiated through ATMs, point-of-sale terminals, payroll cards, automated clearinghouse ("ACH") transactions, telephone bill-payment plans, or remote banking services. Regulation E requires consumers to opt in (affirmatively consent) to participation in the Bank's overdraft service program for ATM and one-time debit card transactions before overdraft fees may be assessed on the consumer's account. Notice of the opt-in right must be provided to all new customers who are consumers, and the customer's affirmative consent must be obtained, before charges may be assessed on the consumer's account for paying such overdrafts.

Regulation E also provides bank customers with an ongoing right to revoke consent to participation in an overdraft service program for ATM and one-time debit card transactions and prohibits banks from conditioning the payment of overdrafts for checks, ACH transactions, or other types of transactions that overdraw the consumer's account on the consumer's opting into an overdraft service for ATM and one-time debit card transactions. For customers who do not affirmatively consent to overdraft service for ATM and one-time debit card transactions, a bank must provide those customers with the same account terms, conditions, and features that it provides to consumers who do affirmatively consent, except for the overdraft service for ATM and one-time debit card transactions.

The FDIC issued FIL-81-2010 to provide "guidance" ("Overdraft Guidance") on automated overdraft service programs to ensure that a bank mitigates the risks associated with offering automated overdraft payment programs and complies with all consumer protection laws and regulations.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and their Notes presented within this document have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollar amounts without considering changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Salisbury's operations. Unlike the assets and liabilities of industrial companies, nearly all of the assets and liabilities of Salisbury are monetary in nature. As a result, interest rates have a greater impact on Salisbury's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Availability of Securities and Exchange Commission Filings

Salisbury makes available free of charge on its website (www.salisburybank.com) a link to its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as practicable after such reports are electronically filed with or furnished to the SEC. Such reports filed with the SEC are also available on its website (www.sec.gov). The public may also read and copy any materials filed with the SEC at the SEC's Public Reference Room, 100 F Street, NE, Washington, DC 20549. Information about accessing company filings can be obtained by calling 1-800-SEC-0330. Information on Salisbury's website is not incorporated by reference into this report. Investors are encouraged to access these reports and the other information about Salisbury's business and operations on its website. Copies of these filings may also be obtained from Salisbury free of charge upon request.

Guide 3 Statistical Disclosure by Bank Holding Companies

The following information required by Securities Act Guide 3 "Statistical Disclosure by Bank Holding Companies" is located on the pages noted below.

Item 1A. RISK FACTORS

Salisbury is the registered bank holding company for the Bank, its wholly-owned subsidiary. Salisbury's activity is currently limited to the holding of the Bank's outstanding capital stock, and the Bank is Salisbury's primary investment.

An investment in Salisbury common stock entails certain risks. Salisbury considers the most significant factors affecting risk in Salisbury common stock as those that are set forth below. These are not the only risks of an investment in Salisbury common stock, and none of the factors set forth below relates to the personal circumstances of individual investors. Investors should read this entire Form 10-K, as well as other documents and exhibits that are incorporated by reference in the 10-K and that have been filed with the SEC, in order to better understand these risks and to evaluate investment in Salisbury common stock.

Changes in interest rates and spreads could have a negative impact on earnings.

Salisbury's earnings and financial condition are dependent to a large degree upon net interest income, which is the difference between interest earned from loans and investments and interest paid on deposits and borrowings. The narrowing of interest rate spreads, meaning the difference between interest rates earned on loans and investments and the interest rates paid on deposits and borrowings, could adversely affect Salisbury's earnings and financial condition. Salisbury cannot predict with certainty or control changes in interest rates. Regional and local economic conditions and the policies of regulatory authorities, including monetary policies of the FRB, affect interest income and interest expense. Salisbury has ongoing policies and procedures designed to manage the risks associated with changes in market interest rates.

However, changes in interest rates still may have an adverse effect on Salisbury's profitability. For example, high interest rates could also affect the volume of loans that Salisbury originates, because higher rates could cause customers to apply for fewer mortgages, or cause depositors to shift funds from accounts that have a comparatively lower rate, to accounts with a higher rate or experience customer attrition due to competitor pricing. If the cost of interest-bearing deposits increases at a rate greater than the yields on interest-earning assets increase, net interest income will be negatively affected. Changes in the asset and liability mix may also affect net interest income. Similarly, lower interest rates cause higher yielding assets to prepay and floating or adjustable rate assets to reset to lower rates. If Salisbury is not able to reduce its funding costs sufficiently, due to either competitive factors or the maturity schedule of existing liabilities, then Salisbury's net interest margin will decline.

Weakness in the markets for residential or commercial real estate, including the secondary residential mortgage loan markets, could reduce Salisbury's net income and profitability.

Declines in home prices, increases in delinquency and default rates, and constrained secondary credit markets affect the mortgage industry generally. Salisbury's financial results may be adversely affected by changes in real estate values. Decreases in real estate values could adversely affect the value of property used as collateral for loans and investments. If poor economic conditions result in decreased demand for real estate loans, Salisbury's net income and profits may decrease.

Weakness in the secondary market for residential lending could have an adverse impact upon Salisbury's profitability. The effects of ongoing mortgage market challenges, combined with the ongoing correction in residential real estate market prices and reduced levels of home sales, could result in further price reductions in single family home values, adversely affecting the value of collateral securing mortgage loans held, mortgage loan originations and gains on sale of mortgage loans. Declines in real estate values and home sales volumes, and financial stress on borrowers as a result of job losses, or other factors, could have further adverse effects on borrowers that result in higher delinquencies and greater charge-offs in future periods beyond that which is provided for in Salisbury's allowance for loan losses, which would adversely affect Salisbury's financial condition or results of operations.

Salisbury's allowance for loan losses may be insufficient.

Salisbury's business is subject to periodic fluctuations based on national and local economic conditions. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on Salisbury's operations and financial condition. For example, declines in housing activity including declines in building permits, housing sales and home prices may make it more difficult for Salisbury's borrowers to sell their homes or refinance their debt. Slow sales could strain the resources of real estate developers and builders. The ongoing economic uncertainty has affected employment levels and could impact the ability of Salisbury's borrowers to service their debt. Bank regulatory agencies also periodically review Salisbury's allowance for loan losses and may require an increase in the provision for credit losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses Salisbury will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on Salisbury's financial condition and results of operations. Salisbury may suffer higher loan losses as a result of these factors and the resulting impact on its borrowers.

Credit market conditions may impact Salisbury's investments.

Significant credit market anomalies may impact the valuation and liquidity of Salisbury's investment securities. The problems of numerous financial institutions have reduced market liquidity, increased normal bid-asked spreads and increased the uncertainty of market participants. Such illiquidity could reduce the market value of Salisbury's investments, even those with no apparent credit exposure. The valuation of Salisbury's investments requires judgment and as market conditions change investment values may also change.

If all or a significant portion of the unrealized losses in Salisbury's portfolio of investment securities were determined to be other-than-temporarily impaired, Salisbury would recognize a material charge to its earnings and its capital ratios would be adversely impacted.

As of December 31, 2012, Salisbury had $2.9 million of after-tax unrealized gains associated with its portfolio of securities available-for-sale, compared with $1.4 million of after-tax unrealized gains at December 31, 2011. Fair values of securities are supplied by third-party sources.

Management must assess whether unrealized losses are other-than-temporary and relies on data supplied by third-party sources to do so. The determination of whether a decline in fair value is other-than-temporary considers numerous factors, many of which involve significant judgment.

To the extent that any portion of the unrealized losses in Salisbury's portfolio of investment securities is determined to be other-than-temporarily impaired, Salisbury will recognize a charge to its earnings in the quarter during which such determination is made and its earnings and capital ratios will be adversely impacted. Salisbury did not recognize any other-than-temporary impairment losses in 2012. However, in 2009, Salisbury recognized $744,000 in after-tax charges to earnings as a result of other-than-temporary impairment determinations.

If the goodwill that Salisbury has recorded in connection with its acquisitions becomes impaired, it could have a negative impact on Salisbury's profitability.

Applicable accounting standards require that the purchase method of accounting be used for all business combinations. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of the acquired company's net assets, the excess is carried on the acquirer's balance sheet as goodwill. At December 31, 2012, Salisbury had $9.8 million of goodwill on its balance sheet. Salisbury must evaluate goodwill for impairment at least annually. Write-downs of the amount of any impairment, if necessary, are to be charged to the results of operations in the period in which the impairment occurs. There can be no assurance that future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on Salisbury's financial condition and results of operations.

Salisbury's ability to pay dividends substantially depends upon its receipt of dividends from the Bank.

Cash dividends from the Bank and Salisbury's liquid assets are the principal sources of funds for paying cash dividends on Salisbury's common stock and preferred stock. Unless Salisbury receives dividends from the Bank or chooses to use its liquid assets, it may not be able to pay dividends. The Bank's ability to pay dividends to Salisbury is subject to its ability to earn net income and to meet certain regulatory requirements.

Strong competition within Salisbury's market areas may limit growth and profitability.

Competition in the banking and financial services industry is intense. Salisbury competes with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. As Salisbury grows, it may expand into contiguous market areas where it may not be as well-known as other institutions that have been operating in those areas for some time. In addition, larger banking institutions may become increasingly active in its market areas and may have substantially greater resources and lending limits than it has and may offer certain services that it does not or cannot efficiently provide. Salisbury's profitability depends upon its continued ability to successfully compete in its market areas. The greater resources and deposit and loan products offered by some competitors may limit its ability to grow profitably.

Salisbury is subject to extensive government regulation and supervision.

Salisbury and the Bank are subject to extensive federal and state regulation and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not Shareholders. These regulations affect Salisbury's lending practices, capital structure, investment practices, and dividend policy and growth, among other things. State and federal legislatures and regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect Salisbury in substantial and unpredictable ways. Such changes could subject Salisbury to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on Salisbury's business, financial condition and results of operations. While Salisbury has policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. See the section captioned "Supervision and Regulation" in Item 1 of this report for further information.

Salisbury's stock price can be volatile.

Salisbury's stock price can fluctuate widely in response to a variety of factors including:

- Actual or anticipated variations in quarterly operating results
- Recommendations by securities analysts
- New technology used, or services offered, by competitors
- Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Salisbury or Salisbury's competitors
- Failure to integrate acquisitions or realize anticipated benefits from acquisitions
- Operating and stock price performance of other companies that investors deem comparable to Salisbury
- News reports relating to trends, concerns and other issues in the financial services industry
- Changes in government regulations
- Geopolitical conditions such as acts or threats of terrorism or military conflicts
- Extended recessionary environment

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations could also cause Salisbury's stock price to decrease regardless of Salisbury's operating results.

Salisbury may not be able to attract and retain skilled personnel.

Salisbury's success depends, in large part, on its ability to attract and retain key people. Competition for people with specialized knowledge and skills can be intense and Salisbury may not be able to hire people or to retain them. The unexpected loss of services of one or more of Salisbury's key personnel could have a material adverse impact on the business because of their skills, knowledge of the market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

Salisbury continually encounters technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology can increase efficiency and enable financial institutions to better serve customers and to reduce costs. However, some new technologies needed to compete effectively result in incremental operating costs. Salisbury's future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in operations. Many of Salisbury's competitors have substantially greater resources to invest in technological improvements. Salisbury may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on Salisbury's business and, in turn, its financial condition and results of operations.

Salisbury's controls and procedures may fail or be circumvented.

Management regularly reviews and updates Salisbury's internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on Salisbury's business, results of operations and financial condition.

Customer information may be misappropriated and used fraudulently.

Risk of theft of customer information resulting from security breaches by third parties exposes banks to reputation risk and potential monetary loss. Like other financial institutions, Salisbury has exposure to fraudulent misuse of its customer's personal information resulting from its general business operations through loss or theft of the information and through misappropriation of information by third parties in connection with customer use of financial instruments, such as debit cards.

In addition, Salisbury relies upon a variety of computing platforms and networks over the internet for the purposes of data processing, communications and information exchange. Despite the safeguards instituted by Salisbury, any systems are susceptible to a breach of security. In addition, Salisbury relies on the services of a variety of third party vendors to meet Salisbury's data processing and communication needs. The occurrence of any failures, interruptions or security breaches of Salisbury's information systems or that of its vendors could damage Salisbury's reputation, result in a loss of customer business or expose Salisbury to civil litigation and possible financial loss. Such costs and/or losses could materially offset Salisbury's earnings.

Changes in accounting standards can materially impact Salisbury's financial statements.

Salisbury's accounting policies and methods are fundamental to how Salisbury records and reports its financial condition and results of operations. From time to time, the Financial Accounting Standards Board or regulatory authorities change the financial accounting and reporting standards that govern the preparation of Salisbury's financial statements. These changes can be hard to predict and can materially impact how it records and reports its financial condition and results of operations. In some cases, it could be required to apply a new or revised standard retroactively, resulting in Salisbury restating prior period financial statements.

Changes and interpretations of tax laws and regulations may adversely impact Salisbury's financial statements.

Local, state or federal tax authorities may interpret tax laws and regulations differently than Salisbury and challenge tax positions that Salisbury has taken on its tax returns. This may result in the disallowance of deductions or differences in the timing of deductions and result in the payment of additional taxes, interest or penalties that could materially affect Salisbury's performance.

Unprecedented disruption and significantly increased risk in the financial markets may impact Salisbury.

The banking industry has experienced unprecedented turmoil over recent years as some of the world's major financial institutions collapsed, were seized or were forced into mergers as the credit markets tightened and the economy headed into a recession and has eroded confidence in the world's financial system. Measures taken by the Government in an effort to stabilize the economy may have unintended consequences and there can be no assurance that Salisbury will not be impacted by current market uncertainty in a way it cannot currently predict or mitigate.

Item 1B. UNRESOLVED SEC STAFF COMMENTS

None.

Item 2. PROPERTIES

Salisbury does not own or lease any properties. The properties described below are owned or leased by the Bank.

The Bank conducts its business at its main office, located at 5 Bissell Street, Lakeville, Connecticut, and through seven full service branch offices located in Canaan, Salisbury and Sharon, Connecticut, Sheffield and South Egremont, Massachusetts, and Dover Plains and Millerton, New York. The Bank's trust and wealth advisory services division is located in a separate building adjacent to the main office of the Bank in Lakeville, Connecticut. The Bank owns its main office and five of its branch offices and leases two branch offices.

For additional information, see Note 6, "Bank Premises and Equipment," and Note 17, "Commitments and Contingent Liabilities" To the Consolidated Financial Statements.

The following table includes all property owned or leased by the Bank, but does not include Other Real Estate Owned.

Offices	Location	Owned/Leased	Lease expiration
Main Office	5 Bissell Street, Lakeville, CT	Owned	-
Trust and Wealth Advisory Services Division	19 Bissell Street, Lakeville, CT	Owned	-
Salisbury Office	18 Main Street, Salisbury, CT	Owned	-
Sharon Office	29 Low Road, Sharon, CT	Owned	-
Canaan Operations	94 Main Street, Canaan, CT	Owned	-
Canaan Office	100 Main Street, Canaan, CT	Owned	-
Millerton Office	87 Main Street, Millerton, NY	Owned	-
South Egremont Office	51 Main Street, South Egremont, MA	Leased	9/10/14
Sheffield Office	640 North Main Street, Sheffield, MA	Owned	-
Dover Plains Office	5 Dover Village Plaza, Dover Plains, NY	Leased	3/26/17

Item 3. LEGAL PROCEEDINGS

The Bank is involved in various claims and legal proceedings arising out of the ordinary course of business.

As previously disclosed, the Bank, individually and in its capacity as a former Co-Trustee of the Erling C. Christophersen Revocable Trust (the "Trust"), was named as a defendant in litigation filed in the Connecticut Complex Litigation Docket in Stamford, captioned John Christophersen v. Erling Christophersen, et al., X08-CV-08-5009597S (the "First Action"). The Bank also was a counterclaim-defendant in related mortgage foreclosure litigation in the Connecticut Complex Litigation Docket in Stamford, captioned Salisbury Bank and Trust Company v. Erling C. Christophersen, et al., X08-CV-10-6005847-S (the "Foreclosure Action," together with the First Action, the "Actions"). The other parties to the Actions were John R. Christophersen; Erling C. Christophersen, individually and as Co-Trustee of the Trust; Bonnie Christophersen and Elena Dreiske, individually and as Co-Trustees of the Mildred B. Blount Testamentary Trust; People's United Bank; Law Offices of Gary Oberst, P.C.; Rhoda Rudnick; and Hinckley Allen & Snyder LLP.

The Actions involved a dispute over title to certain real property located in Westport, Connecticut that was conveyed by Erling Christophersen, as grantor, to the Trust on or about August 8, 2007. Subsequent to this conveyance, the Bank loaned $3,386,609 to the Trust, which was secured by a commercial mortgage in favor of the Bank on the Westport property. This mortgage is the subject of the Foreclosure Action brought by the Bank.

As previously disclosed, John Christophersen initially claimed an interest in the Westport real property transferred to the Trust and sought to quiet title to the property and to recover money damages from the defendants for the alleged wrongful divestiture of his claimed interest in the property.

On June 25, 2012, the Bank and John R. Christophersen entered into a Settlement Agreement which resolved all differences between John R. Christophersen and the Bank, and resulted in the withdrawal (with prejudice) of the claims made by John R. Christophersen. All claims against the Bank have been withdrawn and the Bank is no longer a defendant or counterclaim defendant in any litigation involving the Actions. As an additional consequence of the Settlement Agreement, Bonnie Christophersen, Elena Dreiske and People's United Bank are no longer parties to any of the litigation referenced above.

On July 27, 2012, Erling Christophersen filed a Motion to Restore the First Action, and on October 15, 2012 filed a Motion to Stay the Foreclosure Action pending resolution of the Motion to Restore. The Bank opposed both motions. On February 1, 2013, the Court issued orders denying both motions. On February 14, 2013, Erling Christophersen filed a Notice of Appeal of the orders denying his Motion to Restore the First Action, and Motion to Stay the Foreclosure Action. The Bank intends to oppose both appeals.

There are no other material pending legal proceedings, other than ordinary routine litigation incident to the registrant's business, to which Salisbury is a party or of which any of its property is subject.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

For the information required by this item see "Note 22 - Selected Quarterly Consolidated Financial Data (Unaudited)" of Notes to Consolidated Financial Statements.

Holders

There were approximately 1,592 holders of record of the common stock of Salisbury as of March 1, 2013. This number includes brokerage firms and other financial institutions that hold stock in their name, but which is actually beneficially owned by third parties.

Equity Compensation Plan Information

For the information required by this item see "Note 14 – Directors Stock Retainer Plan and Long Term Incentive Plan" of Notes to Consolidated Financial Statements.

Recent Sales of Unregistered Securities

None.

Dividends

For a discussion of Salisbury's dividend policy and restrictions on dividends see "Management Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Dividends".

Item 6. SELECTED FINANCIAL DATA

The following table contains certain information concerning the financial position and results of operations of Salisbury at the dates and for the periods indicated. This information should be read in conjunction with the Consolidated Financial Statements and related notes.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except ratios and per share amounts)

At or for the years ended December 31,	2012	2011	2010	2009	2008
Statement of Income					
Interest and dividend income	$ 22,658	$ 24,044	$ 24,656	$ 25,866	$ 26,557
Interest expense	4,282	5,559	7,497	9,032	10,825
Net interest and dividend income	18,376	18,485	17,159	16,834	15,732
Provision for loan losses	1,070	1,440	1,000	985	1,279
Trust and wealth advisory	2,945	2,548	2,102	1,978	2,264
Service charges and fees	2,189	2,090	2,006	1,725	1,930
Gains on sales of mortgage loans, net	1,596	687	816	488	344
Mortgage servicing, net	(21)	65	97	80	(124)
Gains on securities, net	279	11	16	473	600
Other-than-temporary impairment losses, net	-	-	-	(1,128)	(2,955)
Other	326	255	270	459	182
Non-interest income	7,314	5,656	5,307	4,075	2,241
Non-interest expense	19,554	17,639	17,113	17,506	16,009
Income before income taxes	5,066	5,062	4,353	2,418	685
Income tax provision (benefit)	989	950	693	(49)	(421)
Net income	4,077	4,112	3,660	2,467	1,106
Net income available to common shareholders	3,861	3,588	3,198	2,102	1,106
Financial Condition					
Total assets	$ 600,813	$ 609,284	$ 575,470	$ 562,347	$ 495,754
Loans receivable, net	388,758	370,766	352,449	327,257	297,367
Allowance for loan losses	4,360	4,076	3,920	3,473	2,724
Securities	132,034	161,876	153,510	151,125	155,916
Deposits	491,215	471,306	430,289	418,203	344,925
Federal Home Loan Bank of Boston advances	31,980	54,615	72,812	76,364	87,914
Repurchase agreements	1,784	12,148	13,190	11,415	11,203
Shareholders' equity	71,997	66,862	55,016	52,355	38,939
Non-performing assets	10,104	10,820	10,751	7,720	5,380
Per Common Share Data					
Earnings, diluted and basic	$2.28	$2.12	$1.90	$1.25	$0.66
Cash dividends paid	1.12	1.12	1.12	1.12	1.12
Tangible book value	26.85	23.69	20.81	19.12	16.58
Statistical Data					
Net interest margin (taxable equivalent)	3.45%	3.51%	3.37%	3.51%	3.74%
Efficiency ratio (taxable equivalent)	69.38	68.16	71.51	74.38	71.56
Effective tax rate	19.49	18.80	15.92	(2.03)	(61.45)
Return on average assets	0.64	0.61	0.56	0.39	0.23
Return on average common shareholders' equity	7.22	7.26	6.93	5.18	2.59
Dividend payout ratio	49.02	52.70	59.09	89.60	169.70
Allowance for loan losses to loans receivable, gross	1.11	1.09	1.10	1.05	0.91
Non-performing assets to total assets	1.68	1.78	1.87	1.37	1.09
Tier 1 leverage capital	9.87	9.45	8.39	8.39	7.74
Total risk-based capital	16.63	15.97	13.91	12.86	11.59
Weighted average common shares outstanding, diluted	1,690	1,689	1,687	1,686	1,686
Common shares outstanding at end of period	1,690	1,689	1,688	1,687	1,686

BUSINESS

Salisbury, a Connecticut corporation, formed in 1998, is the bank holding company for the Bank, a Connecticut-chartered and FDIC insured commercial bank headquartered in Lakeville, Connecticut. Salisbury's principal business consists of the business of the Bank. The Bank, formed in 1848, is engaged in customary banking activities, including general deposit taking and lending activities to both retail and commercial markets, and trust and wealth advisory services. The Bank conducts its banking business from eight full-service offices in the towns of Canaan, Lakeville, Salisbury and Sharon, Connecticut, South Egremont and Sheffield, Massachusetts, and, Dover Plains and Millerton, New York, and its trust and wealth advisory services from offices in Lakeville, Connecticut.

Critical Accounting Policies and Estimates

Salisbury's consolidated financial statements follow GAAP as applied to the banking industry in which it operates. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event.

Salisbury's significant accounting policies are presented in Note 1 of Notes to Consolidated Financial Statements and, along with this Management's Discussion and Analysis, provide information on how significant assets are valued in the financial statements and how those values are determined. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating Salisbury's reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

The allowance for loan losses represents management's estimate of credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the balance sheet. Note 1 describes the methodology used to determine the allowance for loan losses. A discussion of the factors driving changes in the amount of the allowance for loan losses are included in the "Provision and Allowance for Loan Losses" section of Management's Discussion and Analysis.

Management evaluates goodwill and identifiable intangible assets for impairment annually using valuation techniques that involve estimates for discount rates, projected future cash flows and time period calculations, all of which are susceptible to change based on changes in economic conditions and other factors. Future events or changes in the estimates, which are used to determine the carrying value of goodwill and identifiable intangible assets or which otherwise adversely affects their value or estimated lives could have a material adverse impact on the results of operations.

Management evaluates securities for other-than-temporary impairment giving consideration to the extent to which the fair value has been less than cost, estimates of future cash flows, delinquencies and default severity, and the intent and ability of Salisbury to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The consideration of the above factors is subjective and involves estimates and assumptions about matters that are inherently uncertain. Should actual factors and conditions differ materially from those used by management, the actual realization of gains or losses on investment securities could differ materially from the amounts recorded in the financial statements.

The determination of the obligation and expense for pension and other postretirement benefits is dependent on certain assumptions used in calculating such amounts. Key assumptions used in the actuarial valuations include the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation and health care costs. Actual results could differ from the assumptions and market driven rates may fluctuate. Significant differences in actual experience or significant changes in the assumptions may materially affect the future pension and other postretirement obligations and expense.

OVERVIEW

Net income available to common shareholders for 2012 was $3,861,000, or $2.28 per common share, compared with $3,588,000, or $2.12 per common share, for 2011. Selected 2012 highlights are as follows:

- Earnings per common share increased $0.16, or 7.5%, to $2.28.
- Tax equivalent net interest income decreased $19,000, or 0.1%.
- Provision for loan losses was $1,070,000, versus $1,440,000 for 2011. Net loan charge-offs were $786,000 and $1,284,000, respectively, for 2012 and 2011.
- Non-interest income increased $1,658,000, or 29.3%.
- Non-interest expense increased $1,915,000, or 10.9%, and included the following non-recurring items: FHLBB advance prepayment fee of $450,000; litigation settlement of $400,000; and, pension curtailment of $342,000.
- Preferred stock dividends were $240,000, versus $524,000 for 2011.

- Tier 1 capital ratio increased to 9.87% at December 31, 2012, versus 9.45% at December 31, 2011.

The following discussion and analysis of Salisbury's consolidated results of operations should be read in conjunction with the Consolidated Financial Statements and footnotes.

RESULTS OF OPERATIONS

Comparison of the Years Ended December 31, 2012 and 2011

Net Interest and Dividend Income

Net interest and dividend income (presented on a tax-equivalent basis) decreased $19,000 in 2012 over 2011. The net interest margin decreased 6 basis points to 3.45% from 3.51%, due to a 30 basis point decline in the average yield on interest-earning assets and a 26 basis points decline in the average cost of interest-bearing liabilities. The net interest margin is affected by changes in the mix of interest-earning assets and funding liabilities, asset and liability growth, and the effects of changes in market interest rates on the pricing and re-pricing of assets and liabilities. The following table sets forth the components of Salisbury's net interest income and yields on average interest-earning assets and interest-bearing funds. Income and yields on tax-exempt securities are presented on a fully taxable equivalent basis.

Years ended December 31,	Average Balance			Income / Expense			Average Yield / Rate		
(dollars in thousands)	2012	2011	2010	2012	2011	2010	2012	2011	2010
Loans (a)	$ 381,886	$ 367,342	$ 342,555	$18,153	$18,666	$18,483	4.75%	5.08%	5.40%
Securities (c)(d)	134,817	144,021	155,658	5,506	6,258	7,035	4.08	4.35	4.52
FHLBB stock	5,801	6,032	6,032	30	24	-	0.51	0.40	-
Short term funds (b)	41,854	39,185	34,822	90	127	172	0.21	0.32	0.49
Total earning assets	564,358	556,580	539,067	23,779	25,075	25,690	4.21	4.51	4.77
Other assets	40,444	35,360	33,567						
Total assets	$ 604,802	$ 591,940	$ 572,634						
Interest-bearing demand deposits	$ 65,953	$ 64,625	$ 56,727	353	437	628	0.54	0.68	1.11
Money market accounts	128,619	108,983	72,975	420	530	379	0.33	0.49	0.52
Savings and other	99,528	96,317	90,597	281	379	528	0.28	0.39	0.58
Certificates of deposit	98,974	111,042	136,980	1,360	1,819	2,829	1.37	1.64	2.07
Total interest-bearing deposits	393,074	380,967	357,279	2,414	3,165	4,364	0.61	0.83	1.22
Repurchase agreements	5,879	12,510	12,611	23	63	90	0.39	0.50	0.71
FHLBB advances	43,605	57,126	74,896	1,845	2,331	3,043	4.16	4.08	4.06
Total interest-bearing liabilities	442,558	450,603	444,786	4,282	5,559	7,497	0.97	1.23	1.69
Demand deposits	84,385	77,577	69,028						
Other liabilities	8,391	3,569	3,876						
Shareholders' equity	69,468	60,191	54,944						
Total liabilities & shareholders' equity	$ 604,802	$ 591,940	$ 572,634						
Net interest income				$19,497	$19,516	$18,193			
Spread on interest-bearing funds							3.25	3.27	3.08
Net interest margin (e)							3.45	3.51	3.37

(a) *Includes non-accrual loans.*

(b) *Includes interest-bearing deposits in other banks and federal funds sold.*

(c) *Average balances of securities are based on historical cost.*

(d) *Includes tax exempt income of $1,121,000, $1,031,000 and $1,034,000, respectively for 2012, 2011 and 2010 on tax-exempt securities whose income and yields are calculated on a tax-equivalent basis.*

(e) *Net interest income divided by average interest-earning assets.*

The following table sets forth the changes in net interest income (presented on a tax-equivalent basis) due to volume and rate.

Years ended December 31, (in thousands)	2012 versus 2011			2011 versus 2010		
Change in interest due to	Volume	Rate	Net	Volume	Rate	Net
Loans	$ 715	$ (1,228)	$ (513)	$ 1,298	$ (1,115)	$ 183
Securities	(388)	(364)	(752)	(516)	(261)	(777)
FHLBB stock	(1)	7	6	-	24	24
Short term funds	7	(44)	(37)	18	(63)	(45)
Interest-earning assets	333	(1,629)	(1,296)	800	(1,415)	(615)
Deposits	(83)	(668)	(751)	(201)	(998)	(1,199)
Repurchase agreements	(30)	(10)	(40)	(1)	(26)	(27)
FHLBB advances	(562)	76	(486)	(724)	12	(712)
Interest-bearing liabilities	(675)	(602)	(1,277)	(926)	(1,012)	(1,938)
Net change in net interest income	$ 1,008	$ (1,027)	$ (19)	$ 1,726	$ (403)	$ 1,323

Net interest and dividend income represents the difference between interest and dividends earned on loans and securities and interest incurred on deposits and borrowings. The level of net interest income is a function of volume, rates and mix of both earning assets and interest-bearing liabilities. Net interest income can be affected by changes in interest rate levels, changes in the volume of assets and liabilities that are subject to re-pricing within different future time periods, and in the level of non-performing assets.

Interest and Dividend Income

Tax equivalent interest and dividend income decreased $1.3 million, or 5.2%, to $23.8 million in 2012. Loan income decreased $513,000, or 2.7%, primarily due to a 33 basis point decline in average yield, due to lower market interest rates and their effect on new loan rates, loan re-pricing and loan re-financing activity in 2012. This decline in rate was partially offset by a $14.5 million, or 3.9%, increase in average loans.

Tax equivalent interest and dividend income from securities decreased $752,000, or 12.0%, in 2012, as a result of a $9.2 million decrease in average securities, and a 27 basis points decline in average yield, due to lower market interest rates and their effect on new bond yields, bond re-pricing and bond calls in 2012. Interest from short term funds decreased $37,000 in 2012 as a result of an 11 basis points decline in average yield, offset in part by a $2.7 million increase in average short term funds.

Interest Expense

Interest expense decreased $1.3 million, or 23.0%, to $4.3 million in 2012 as a result of decreases in deposit rates and maturities of FHLBB advances, offset in part by higher average interest bearing deposits.

Interest on interest bearing deposit accounts decreased $751,000, or 23.7%, in 2012, as a result a 22 basis point decline in average rate, to 0.61%, offset in part by a $12.1 million, or 3.2%, increase in average interest bearing deposits. The decline in average rate was due to the decline in interest rates and changes in product mix, as the proportion represented by time deposits decreased to 25.2% from 29.2%, while non-maturity deposits increased to 74.8% from 70.6%. Interest on retail repurchase agreements decreased $40,000, or 63.5%, as a result of an 11 basis point decline in average rate, to 0.39%, while the average balance decreased $6,631,000.

Interest expense on FHLBB advances decreased $486,000, or 20.8%, due to a $13.5 million, or 23.7%, decrease in average advances as a result of scheduled maturities and the early prepayment of a $10 million advance due 12/16/2013 with a 4.88% coupon. The average borrowing rate increased slightly to 4.16%.

Provision and Allowance for Loan Losses

The provision for loan losses was $1,070,000 for 2012, compared with $1,440,000 for 2011. Net loan charge-offs were $786,000 and $1,284,000, for the respective years. The lower provision for loan losses resulted from lower net charge-offs of non-performing loans. The following table sets forth changes in the allowance for loan losses and other statistical data:

Years ended December 31, (dollars in thousands)	2012	2011	2010	2009	2008
Balance, beginning of period	$ 4,076	$ 3,920	$ 3,473	$ 2,724	$ 2,475
Provision (benefit) or loan losses	1,070	1,440	1,000	985	1,279
Real estate mortgages	(573)	(985)	(437)	(106)	(429)
Commercial & industrial	(222)	(180)	(95)	(82)	(495)
Consumer	(91)	(201)	(50)	(78)	(151)
Charge-offs	(886)	(1,366)	(582)	(266)	(1,075)
Real estate mortgages	36	26	-	-	3
Commercial & industrial	38	29	-	4	15
Consumer	26	27	29	26	27
Recoveries	100	82	29	30	45
Net (charge-offs) recoveries	(786)	(1,284)	(553)	(236)	(1,030)
Balance, end of period	$ 4,360	$ 4,076	$ 3,920	$ 3,473	$ 2,724
Loans receivable, gross	$ 392,086	$ 373,838	$ 355,547	$ 330,144	$ 299,698
Non-performing loans	9,860	8,076	10,141	7,445	5,175
Accruing loans past due 30-89 days	5,629	2,460	1,917	4,098	4,277
Ratio of allowance for loan losses:					
to loans receivable, gross	1.11%	1.09%	1.10%	1.05%	0.91%
to non-performing loans	44.22	50.47	38.65	46.65	52.63
Ratio of non-performing loans to loans receivable, gross	2.51	2.16	2.84	2.25	1.73
Ratio of accruing loans past due 30-89 days to loans receivable, gross	1.44	0.66	0.54	1.24	1.43

Reserve coverage at December 31, 2012, as measured by the ratio of allowance for loan losses to gross loans of 1.11%, was substantially unchanged as compared with 1.09% at December 31, 2011. Non-performing loans (non-accrual loans and accruing loans past-due 90 days or more) increased $1.8 million to $9.9 million, or 2.51% of gross loans receivable, at December 31, 2012, up from 2.16% at December 31, 2011, while accruing loans past due 30-89 days increased $3.2 million to $5.6 million, or 1.44% of gross loans receivable at December 31, 2012. See "Financial Condition – Loan Credit Quality" below for further discussion and analysis.

The credit quality segments of loans receivable and the allowance for loan losses are as follows:

(in thousands)	December 31, 2012		December 31, 2011		December 31, 2010	
	Loans	Allowance	Loans	Allowance	Loans	Allowance
Performing loans	$ 364,594	$ 2,567	$ 346,302	$ 2,436	$ 332,240	$ 2,500
Potential problem loans	8,345	246	7,289	234	5,744	169
Collectively evaluated	372,939	2,813	353,591	2,670	337,984	2,669
Performing loans	121	52	819	35	-	-
Potential problem loans	2,464	131	6,750	255	2,188	330
Impaired loans	16,562	924	12,678	874	15,375	785
Individually evaluated	19,147	1,107	20,247	1,164	17,563	1,115
Unallocated allowance	-	440	-	242	-	136
Totals	$ 392,086	$ 4,360	$ 373,838	$ 4,076	$ 355,547	$ 3,920

The following table sets forth the allocation of the allowance for loan losses among the broad categories of the loan portfolio and the percentage of loans in each category to total loans. Although the allowance has been allocated among loan categories for purposes of the table, it is important to recognize that the allowance is applicable to the entire portfolio. Furthermore, charge-offs in the future may not necessarily occur in these amounts or proportions.

Years ended December 31,	2012		2011		2010		2009		2008	
(dollars in thousands)(a)	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans	Allowance	Loans
Residential	$ 1,477	52.87%	$ 1,097	52.47%	$ 1,115	50.56%	$ 488	50.91%	$ 689	50.53%
Commercial	1,059	23.45	1,139	23.81	1,152	22.83	1,428	20.65	1,274	19.21
Construction, land & land development	300	2.71	409	4.75	400	7.39	233	8.61	281	12.88
Home equity credit	457	9.03	382	9.26	361	9.61	397	10.18	73	8.54
Real estate secured	3,293	88.06	3,027	90.30	3,028	90.39	2,546	90.35	2,317	91.16
Commercial & industrial	499	9.94	704	7.85	592	8.29	630	7.97	272	6.99
Consumer	92	1.09	79	1.20	164	1.32	117	1.38	97	1.85
Municipal	36	0.91	24	0.65	-	-	-	-	-	-
General unallocated	440	-	242	-	136	-	180	-	38	-
Total allowance	$ 4,360	100.00	$ 4,076	100.00	$ 3,920	100.00	$ 3,473	100.00	$ 2,724	100.00

(a) Percent of loans in each category to total loans.

The allowance for loan losses represents management's estimate of the probable credit losses inherent in the loan portfolio as of the reporting date. The allowance is increased by provisions charged to earnings and by recoveries of amounts previously charged off, and is reduced by loan charge-offs. Loan charge-offs are recognized when management determines a loan or portion of a loan to be uncollectible. The allowance for loan losses is computed by segregating the portfolio into three components: (1) loans collectively evaluated for impairment: general loss allocation factors for non-impaired loans are segmented into pools of loans based on similar risk characteristics such as loan product, collateral type and loan-to-value, loan risk rating, historical loss experience, delinquency factors and other similar economic indicators, (2) loans individually evaluated for impairment: individual loss allocations for loans deemed to be impaired based on discounted cash flows or collateral value, and (3) unallocated: general loss allocations for other environmental factors.

Impaired loans and certain potential problem loans, where warranted, are individually evaluated for impairment. Impairment is measured for each individual loan, or for a borrower's aggregate loan exposure, using either the fair value of the collateral if the loan is collateral dependent or the present value of expected future cash flows discounted at the loan's effective interest rate. An allowance is established when the collateral value or discounted cash flows of the loan is lower than the carrying value of that loan.

The component of the allowance for loan losses for loans collectively evaluated for impairment is estimated by stratifying loans into segments and credit risk ratings and applying management's general loss allocation factors. The general loss allocation factors are based on expected loss experience adjusted for historical loss experience and other qualitative factors, including levels/trends in delinquencies; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions. The qualitative factors are determined based on the various risk characteristics of each loan segment. There were no significant changes in Salisbury's policies or methodology pertaining to the general component of the allowance for loan losses during 2012.

The unallocated component of the allowance is maintained to cover uncertainties that could affect management's estimate of probable losses. It reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio.

Determining the adequacy of the allowance at any given period is difficult, particularly during deteriorating or uncertain economic periods, and management must make estimates using assumptions and information that are often subjective and changing rapidly. The review of the loan portfolio is a continuing event in light of a changing economy and the dynamics of the banking and regulatory environment. Should the economic climate deteriorate, borrowers could experience difficulty and the level of non-performing loans, charge-offs and delinquencies could rise and require increased provisions. In management's judgment, Salisbury remains adequately reserved both against total loans and non-performing loans at December 31, 2012.

Management's loan risk rating assignments, loss percentages and specific reserves are subjected annually to an independent credit review by an external firm. In addition, the Bank is examined annually on a rotational process by one of its two primary regulatory agencies, the FDIC and CTDOB. As an integral part of their examination process, the FDIC and CTDOB review the Bank's credit risk ratings and allowance for loan losses.

Non-Interest Income

The following table details the principal categories of non-interest income.

Years ended December 31, (dollars in thousands)	2012	2011	2010	2012 vs. 2011		2011 vs. 2010	
Trust and wealth advisory	$ 2,945	$ 2,548	$ 2,102	$ 397	15.6%	$ 446	21.2%
Service charges and fees	2,189	2,090	2,006	99	4.7	84	4.2
Gains on sales of mortgage loans, net	1,596	687	816	909	132.3	(129)	(15.8)
Mortgage servicing, net	(21)	65	97	(86)	(132.3)	(32)	(33.0)
Gains on securities, net	279	11	16	268	2,436.4	(5)	(31.3)
Bank-owned life insurance	258	183	169	75	41.0	14	8.3
Other	68	72	101	(4)	(5.6)	(29)	(28.7)
Total non-interest income	$ 7,314	$ 5,656	$ 5,307	$ 1,658	29.3%	$ 349	6.6%

Non-interest income increased $1.7 million, or 29.3%, in 2012 versus 2011. Trust and Wealth Advisory revenues increased $397,000 due to growth in managed assets, higher asset valuations and increased estate fee income. Service charges and fees increased $99,000. Gains on sales of mortgage loans increased $909,000 due to significantly higher loan volume and higher pricing. Mortgage loans sales totaled $60.2 million in 2012 versus $30.9 million in 2011. Income from mortgage loan servicing of mortgage loans decreased $86,000 due primarily to increased mortgage servicing rights amortization expense and lower credit enhancement fees, both attributable to increased loan refinancing activity, offset in part by higher servicing fees. Loans serviced under the FHLBB MPF program totaled $145.9 million and $114.8 million at December 31, 2012 and 2011, respectively. Gains on securities in 2012 resulted from the sale of a treasury bond. BOLI cash surrender value increased $75,000.

Non-Interest Expense

The following table details the principal categories of non-interest expense.

Years ended December 31, (dollars in thousands)	2012	2011	2010	2012 vs. 2011		2011 vs. 2010	
Salaries	$ 7,149	$ 6,970	$ 6,816	$ 179	2.6%	$ 154	2.3%
Employee benefits	2,912	2,493	2,253	419	16.8	240	10.7
Premises and equipment	2,408	2,330	2,099	78	3.3	231	11.0
Data processing	1,569	1,410	1,452	159	11.3	(42)	(2.9)
Professional fees	1,212	1,099	1,364	113	10.3	(265)	(19.4)
Collections and OREO	709	590	191	119	20.2	399	208.9
Litigation settlement	400	-	-	400	100.0	-	-
FDIC insurance	486	596	735	(110)	(18.5)	(139)	(18.9)
Marketing and community contributions	356	343	319	13	3.8	24	7.5
Printing and stationery	230	215	276	15	7.0	(61)	(22.1)
Amortization of intangible assets	222	222	222	-	-	-	-
FHLBB advance prepayment fee	450	-	-	450	100.0	-	-
Other	1,451	1,371	1,386	80	5.8	(15)	(1.1)
Non-interest expense	$ 19,554	$ 17,639	$ 17,113	$ 1,915	10.9%	$ 526	3.1%

Non-interest expense increased $1.9 million, or 10.9%, in 2012 versus 2011. Salaries increased $179,000 due to changes in staffing levels and mix, and merit increases. Employee benefits increased $419,000 due to increased pension plan expense, up $406,000, that included a curtailment charge of $342,000 for lump sum benefit payments, and higher payroll taxes, while benefit costs remained relatively unchanged. Premises and equipment increased $78,000 due primarily to higher equipment and software maintenance and depreciation, offset in part by lower facilities maintenance and utilities, and the inclusion in 2011 of an expense related to the disposal of assets related to the reorganization of several Bank departments to gain efficiencies. Data processing increased $159,000 mostly due to increased ATM/debit card network processing fees, of $123,000 due to increased transactions volume and to vendor rebates in 2011. Professional fees increased $113,000 primarily due to increased audit and compliance and trust client related investment management services. Collections and OREO expenses increased $119,000 due to increased borrower real estate tax delinquencies, collection related legal fees and OREO carrying costs, offset in part by lower OREO write-downs, which were $123,000 and $231,000, respectively, for 2012 and 2011. The 2012 litigation settlement of $400,000 has enabled Salisbury to proceed with a foreclosure action against a non-performing loan. FDIC insurance decreased $110,000 as a result of the change in the assessment method in mid-2011. The 2012 FHLBB advance prepayment fee of $450,000 resulted from the early prepayment of a $10 million advance due 12/16/2013 with a 4.88% coupon. All other operating expenses increased $108,000.

Income Taxes

The effective income tax rates for 2012 and 2011 were 19.49% and 18.80%, respectively. Fluctuations in the effective tax rate result from changes in the mix of taxable and tax exempt income. Salisbury's effective tax rate was less than the 34% federal statutory rate due to tax-exempt income, primarily from municipal bonds and bank-owned life insurance. For further information on income taxes, see Note 11 of Notes to Consolidated Financial Statements.

Salisbury did not incur Connecticut income tax in 2012 or 2011, other than minimum state income tax, as a result of its utilization of Connecticut tax legislation that permits banks to shelter certain mortgage income from the Connecticut corporation business tax through the use of a special purpose entity called a PIC. In 2004 Salisbury availed of this legislation by forming a PIC, SBT Mortgage Service Corporation. Salisbury's income tax provision reflects the full impact of the Connecticut legislation. Salisbury does not expect to pay other than minimum state income tax in the foreseeable future unless there is a change in Connecticut tax law.

Comparison of the Years Ended December 31, 2011 and 2010

Net Interest and Dividend Income

Net interest and dividend income (presented on a tax-equivalent basis) increased $1.3 million in 2011 over 2010. The net interest margin increased 14 basis points to 3.51% from 3.37%, due to a 46 basis points decline in the average cost of interest-bearing liabilities, offset in part by a 26 basis point decline in the average yield on interest-earning assets. The net interest margin is affected by changes in the mix of interest-earning assets and funding liabilities, asset and liability growth, and the effects of changes in market interest rates on the pricing and re-pricing of assets and liabilities. The table above under "Net Interest and Dividend Income" sets forth the components of Salisbury's net interest income and yields on average interest-earning assets and interest-bearing funds. Income and yields on tax-exempt securities are presented on a fully taxable equivalent basis.

Interest and Dividend Income

Tax equivalent interest and dividend income decreased $615,000, or 2.4%, to $25.1 million in 2011. Loan income increased $183,000, or 1.0%, primarily due to a $24.8 million, or 7.2%, increase in average loans, the benefit from which was substantially offset by a 32 basis point decline in average yield, due to lower market interest rates and their effect on new loan rates, loan re-pricing and loan re-financing activity in 2011. Tax equivalent interest and dividend income from securities decreased $753,000, or 10.7%, in 2011, as a result of a $11.6 million decrease in average securities, and a 16 basis points decline in average yield, due to lower market interest rates and their effect on new bond yields, bond re-pricing and bond calls in 2011. Interest from short term funds decreased $45,000 in 2011 as a result of a 17 basis points decline in average yield, offset in part by a $4.3 million increase in average short term funds.

Interest Expense

Interest expense decreased $1.9 million, or 25.9%, to $5.6 million in 2011 as a result of decreases in deposit rates and maturities of FHLBB advances, offset in part by higher average interest bearing deposits. Interest on interest bearing deposit accounts decreased $1,200,000, or 27.5%, in 2011, as a result a 39 basis point decline in average rate, to 0.83%, offset in part by a $23.7 million, or 6.6%, increase in average interest bearing deposits. The decline in average rate was due to the decline in interest rates and changes in product mix, as the proportion represented by time deposits decreased to 29.15% from 38.34%, while non-maturity deposits increased to 70.85% from 61.66%. Interest on retail repurchase agreements decreased $27,000, or 30.0%, as a result of a 21 basis point decline in average rate, to 0.50%, while the average balance was substantially unchanged. Interest expense on FHLBB advances decreased $712,000, or 23.4%, due to a $17.8 million, or 23.7%, decrease in average advances as a result of scheduled maturities, while the average borrowing rate was substantially unchanged.

Provision and Allowance for Loan Losses

The provision for loan losses was $1,440,000 for 2011, compared with $1 million for 2010. Net loan charge-offs were $1,284,000 and $553,000, for the respective years. The increased provision for loan losses was necessitated by the increased net charge-offs of non-performing loans. Reserve coverage at December 31, 2011, as measured by the ratio of allowance for loan losses to gross loans of 1.09%, was substantially unchanged as compared with 1.10% at December 31, 2010. Non-performing loans (non-accrual loans and accruing loans past-due 90 days or more) decreased $2.0 million to $8.1 million, or 2.16% of gross loans receivable, at December 31, 2011, down from 2.84% at December 31, 2010, while accruing loans past due 30-89 days increased $0.6 million to $2.5 million, or 0.66% of gross loans receivable at December 31, 2011.

Non-Interest Income

Non-interest income increased $349,000, or 6.56%, in 2011 versus 2010. Trust and Wealth Advisory revenues increased $446,000 due to growth in managed assets, higher asset valuations and increased estate fee income. Service charges and fees increased $84,000. Income from sales of mortgage loans decreased $129,000 due to lower volume of residential mortgage loan sales. Mortgage loans sales totaled $30.9 million in 2011 versus $42.7 million in 2010. Income from mortgage loan servicing of mortgage loans decreased $32,000 due primarily to higher mortgage rights amortization expense and lower credit enhancement fees, offset in part by higher servicing fees and a mortgage servicing valuation impairment benefit. Loans serviced for others totaled $114.8 million and $98.2 million at December 31, 2011 and 2010, respectively. Gains on securities represent the accretion of discounts on called securities. BOLI cash surrender value increased $14,000. Other income in 2010 included a $28,000 gain from the sale of real estate.

Non-Interest Expense

Non-interest expense in 2011 increased $526,000, or 3.1%, versus 2010. Salaries increased $154,000 due to changes in staffing levels and mix. Employee benefits increased $240,000 due to higher health and dental benefits expense, caused by year-over-year premium increases and higher staff utilization, and higher 401K Plan expense due to the implementation of a Safe Harbor Plan. The increases were offset in part by lower pension plan expense. Premises and equipment increased $231,000 due primarily to several facilities renovations, equipment replacement and the disposal of assets related to the reorganization of several Bank departments to gain efficiencies. Data processing decreased $42,000 mostly due to lower ATM processing fees in 2011 resulting from vendor rebates. Professional fees decreased $265,000 due to reduced spending on audit, consulting, legal and investment management services. Expenses related to collections and OREO increased $399,000. 2011 included $163,000 of OREO write-downs, OREO carrying costs, and collection related legal and appraisal services. FDIC insurance decreased $139,000 as the Bank benefited from the change in the assessment method. All other operating expenses decreased $52,000.

Income Taxes

The effective income tax rates for 2011 and 2010 were 18.77% and 15.92%, respectively. Fluctuations in the effective tax rate result from changes in the mix of taxable and tax exempt income. Salisbury's effective tax rate was less than the 34% federal statutory rate due to tax-exempt income, primarily from municipal bonds and bank-owned life insurance. Salisbury did not incur Connecticut income tax in 2011 or 2010, other than minimum state income tax, as a result of its utilization of a PIC.

FINANCIAL CONDITION

Overview

During 2012, Salisbury's assets decreased by $8.5 million to $600.8 million at December 31, 2012, as a result of FHLBB advance repayments, which caused a decline in those advances of $22.6 million, or 41.4%, to $32.0 million. Net loans receivable grew $18.0 million, or 4.85%, to $388.8 million. Deposits and repurchase agreements grew by $9.5 million, or 2.0%, to $493.0 million at December 31, 2012. At December 31, 2012, Salisbury's tangible book value per common share was $26.85 and Tier 1 leverage and total risk-based capital ratios were 9.87% and 16.63%, respectively. Both Salisbury and the Bank are categorized as "well capitalized".

Securities and Short Term Funds

During 2012, securities decreased $29.8 million to $132.0 million, while short-term funds (interest-bearing deposits with other banks) remained elevated at $34.0 million, up $2.0 million, as Salisbury maintained a large liquidity position in response to historically low interest rates and a higher level of volatile deposits. The carrying values of securities are as follows:

Years ended December 31, (dollars in thousands)	2012	2011	2010
Available-for-Sale			
U.S. Treasury bills	$ 2,733	$ 5,528	$ 5,196
U.S. Government agency notes	7,726	14,924	41,878
Municipal bonds	47,365	50,796	46,099
Mortgage backed securities	48,729	58,300	19,736
Collateralized mortgage obligations	16,704	21,320	28,428
SBA pools	2,863	3,706	4,901
Other	167	1,220	1,184
Held-to-Maturity			
Mortgage backed security	-	50	56
Non-Marketable			
FHLBB stock	5,747	6,032	6,032
Total Securities	$ 132,034	$ 161,876	$ 153,510

Salisbury evaluates securities for OTTI where the fair value of a security is less than its amortized cost basis at the balance sheet date. As part of this process, Salisbury considers its intent to sell each debt security and whether it is more likely than not that it will be required to sell the security before its anticipated recovery. If either of these conditions is met, Salisbury recognizes an OTTI charge to earnings equal to the entire difference between the security's amortized cost basis and its fair value at the balance sheet date. For securities that meet neither of these conditions, an analysis is performed to determine if any of these securities are at risk for OTTI.

Salisbury does not intend to sell any of its securities and it is not more likely than not that Salisbury will be required to sell any of its securities before recovery of their cost basis, which may be maturity. Therefore, management does not consider any of its securities, other than four non-agency CMO securities reflecting OTTI, to be OTTI at December 31, 2012.

In 2009 Salisbury determined that five non-agency CMO securities reflected OTTI and recognized losses for deterioration in credit quality of $1,128,000. Salisbury judged the four remaining securities not to have additional OTTI and all other CMO securities not to be OTTI as of December 31, 2012. It is possible that future loss assumptions could change necessitating Salisbury to recognize future OTTI for further deterioration in credit quality. Salisbury does not intend to sell these securities and it is not more likely than not that Salisbury will be required to sell these securities before recovery of their cost basis. The carrying value of such securities judged to be OTTI are as follows:

Available-for-Sale (dollars in thousands)	Par value	Carrying value	Fair value
Non-agency CMO			
December 31, 2012	$ 4,446	$ 3,748	$ 3,817
December 31, 2011	5,158	4,385	4,144
December 31, 2010	5,846	4,768	4,378

Accumulated other comprehensive gain at December 31, 2012 included net unrealized holding gains, net of tax, of $2.9 million, a gain of $1.6 million over December 31, 2011.

Loans

During 2012, net loans receivable increased $18.0 million, or 4.85%, to $388.8 million at December 31, 2012, compared with loan growth of $18.3 million, or 5.2% in 2011.

Salisbury's retail lending department originates residential mortgage, home equity loans and lines of credit, and consumer loans for the portfolio. During 2012, Salisbury originated $44.1 million of residential mortgage loans and $6.8 million of home equity loans for the portfolio, compared with $43.7 million and $5.6 million, respectively, in 2011. During 2012, total residential mortgage and home equity loans receivable grew by $8.2 million to $239.0 million at December 31, 2012, and represent 61% of loans receivable, substantially unchanged from 2011. During 2012, Salisbury's residential mortgage lending department also originated and sold $60.2 million of residential mortgage loans, compared with $40.9 million during 2011. All loans were sold through the FHLBB Mortgage Partnership Finance Program with servicing retained by Salisbury. Consumer loans, amounting to $4.2 million at December 31, 2012, and representing 1.1% of loans receivable, remained substantially unchanged from 2011.

Salisbury's commercial lending department specializes in lending to small and mid-size companies, businesses and municipalities, and provides short-term and long-term financing, construction loans, commercial mortgages, equipment, working capital, property improvement loans and municipal financing. The department also works with both the SBA and USDA Government Guaranteed Lending Programs; however, such loans represent a very small percent of the commercial loan portfolio. Salisbury originated $46.4 million of commercial loans during 2012. During 2012, total commercial real estate, commercial and industrial and municipal loans increased $13.9 million to $134.7 million at December 31, 2012, and represent 34% of loans receivable, up slightly from 32% at December 31, 2011.

The principal categories of loans receivable and loans held-for-sale are as follows:

Years ended December 31, (in thousands)	2012	2011	2010	2009	2008[1]
Residential 1-4 family	$ 198,552	$ 187,676	$ 173,932	$ 165,249	$ 148,749
Residential 5+ multifamily	3,889	3,187	2,889	2,643	2,691
Construction of residential 1-4 family	2,379	5,305	8,948	2,817	6,926
Home equity credit	34,162	34,621	34,164	33,569	25,608
Residential real estate	238,982	230,789	219,933	204,278	183,974
Commercial	87,382	81,958	75,495	68,085	57,810
Construction of commercial	5,823	7,069	7,312	8,706	-
Commercial real estate	93,205	89,027	82,807	76,791	57,810
Farm land	4,320	4,925	5,690	5,577	5,297
Vacant land	9,926	12,828	12,979	11,656	-
Construction, land development and vacant land	-	-	-	-	26,106
Real estate secured	346,433	337,569	321,409	298,302	273,187
Commercial and industrial	38,094	29,358	25,123	24,014	19,597
Municipal	3,378	2,415	4,338	2,284	1,363
Consumer	4,181	4,496	4,677	5,544	5,551
Loans receivable, gross	392,086	373,838	355,547	330,144	299,698
Deferred loan origination costs, net	1,032	1,004	822	586	393
Allowance for loan losses	(4,360)	(4,076)	(3,920)	(3,473)	(2,724)
Loans receivable, net	$ 388,758	$ 370,766	$ 352,449	$ 327,257	$ 297,367
Loans held-for-sale					
Residential 1-4 family	$ 1,879	$ 948	$ 1,184	$ 665	$ 2,314

[1] Loans for construction of commercial real estate and vacant land are included in loans for construction, land development and vacant land.

The composition of loans receivable by forecasted maturity distribution is as follows:

December 31, 2012 (in thousands)	Within 1 year	Within 1-5 years	After 5 years	Total
Residential	$ 36,600	$ 94,060	$ 74,160	$ 204,820
Home equity credit	8,019	17,337	8,806	34,162
Commercial	13,870	40,105	33,407	87,382
Commercial construction	846	3,259	1,718	5,823
Land	1,777	7,275	5,194	14,246
Real estate secured	61,112	162,036	123,285	346,433
Commercial and industrial	8,755	15,870	13,469	38,094
Municipal	1,449	1,050	879	3,378
Consumer	1,497	2,069	615	4,181
Loans receivable, gross	$ 72,813	$ 181,025	$ 138,248	$ 392,086

The composition of loans receivable due after one year with fixed and variable or adjustable interest rates is as follows:

December 31, 2012 (in thousands)	Fixed interest rates	Adjustable interest rates
Residential	$ 65,728	$ 102,492
Home equity credit	442	25,701
Commercial	12,036	61,476
Commercial construction	740	4,237
Land	4,141	8,328
Real estate secured	83,087	202,234
Commercial and industrial	8,181	21,158
Municipal	1,572	357
Consumer	2,216	468
Loans receivable, gross	$ 95,056	$ 224,217

Loan Credit Quality

The persistent weakness in the local and regional economies continues to impact the credit quality of Salisbury's loans receivable. During 2012 total impaired and potential problem loans remained elevated and increased slightly, by $0.6 million to $27.3 million, or 7.0% of gross loans receivable at December 31, 2012, from $26.7 million, or 7.1% of gross loans receivable at December 31, 2011.

The credit quality segments of loans receivable and their credit risk ratings are as follows:

Years ended December 31, (in thousands)	2012	2011
Pass	$ 327,928	$ 314,551
Special mention	36,785	32,570
Performing loans	364,713	347,121
Substandard	10,810	14,039
Doubtful	-	-
Potential problem loans	10,810	14,039
Pass		
Troubled debt restructured loans, accruing	1,318	1,379
Special mention		
Troubled debt restructured loans, accruing	1,568	1,413
Substandard		
Troubled debt restructured loans, accruing	3,818	1,810
Troubled debt restructured loans, non-accrual	2,181	1,753
All other non-accrual loans	7,579	6,323
Doubtful		
Troubled debt restructured loans, non-accrual	99	-
Impaired loans	16,562	12,678
Loans receivable, gross	$ 392,086	$ 373,838

Changes in impaired and potential problem loans are as follows:

Years ended December 31, (in thousands)	2012				2011			
	Impaired loans Non-accrual	Impaired loans Accruing	Potential problem loans	Total	Impaired loans Non-accrual	Impaired loans Accruing	Potential problem loans	Total
Loans placed on non-accrual status	$ 5,201	$ (103)	$ (1,415)	$ 3,683	$ 3,339	$ (264)	$ (2,182)	$ 893
Loan risk rating downgrades to substandard	-	-	1,680	1,680	-	-	11,255	11,255
Loan risk rating upgrades from substandard	-	-	(1,259)	(1,259)	-	-	(2,372)	(2,372)
Loan repayments	(1,623)	(706)	(405)	(2,734)	(975)	(18)	(594)	(1,587)
Loan charge-offs	(783)	-	-	(783)	(1,276)	(30)	-	(1,306)
Loans classified as troubled debt restructuring	35	2,910	(1,830)	1,115	-	(417)	-	(417)
Real estate acquired in settlement of loans	(1,047)	-	-	(1,047)	(3,057)	-	-	(3,057)
Increase (decrease) in loans	$ 1,783	$ 2,101	$ (3,229)	$ 655	$ (1,969)	$ (729)	$ 6,107	$ 3,409

Credit risk remained elevated during 2012, as reflected in the slight increase in total impaired and potential problem loans, up $0.7 million in 2012. Loans placed on non-accrual status, due to deteriorated payment and financial performance, increased to $5.2 million in 2012 from $3.3 million in 2011. Upgrades in loan risk ratings from substandard declined, falling to $1.3 million in 2012 from $2.4 million in 2011. Real estate acquired in settlement of loans also declined, to $1.0 million in 2012 from $3.1 million in 2011. Downgrades in loan risk ratings to substandard declined, falling to $1.7 million in 2012 from $11.3 million in 2011. Loan repayments increased to $2.7 million in 2012 from $1.6 million in 2011. Loan charge-offs, primarily due to collateral deficiencies, remained elevated, though it declined to $783,000 in 2012 from $1.3 million in 2011.

Salisbury has cooperative relationships with the vast majority of its non-performing loan customers. Substantially all non-performing loans are collateralized with real estate and the repayment of such loans is largely dependent on the return of such loans to performing status or the liquidation of the underlying real estate collateral. Salisbury pursues the resolution of all non-performing loans through collections, restructures, voluntary liquidation of collateral by the borrower and, where necessary, legal action. When attempts to work with a customer to return a loan to performing status, including restructuring the loan, are unsuccessful, Salisbury will initiate appropriate legal action seeking to acquire property by deed in lieu of foreclosure or through foreclosure, or to liquidate business assets.

Credit Quality Segments

Salisbury categorizes loans receivable into the following credit quality segments.

- Impaired loans consist of all non-accrual loans and troubled debt restructured loans, and represent loans for which it is probable that Salisbury will not be able to collect all principal and interest amounts due according to the contractual terms of the loan agreements.
- Non-accrual loans, a sub-set of impaired loans, are loans for which the accrual of interest has been discontinued because, in the opinion of management, full collection of principal or interest is unlikely.
- Non-performing loans consist of non-accrual loans, and accruing loans past due 90 days and over that are well collateralized, in the process of collection and where full collection of principal and interest is assured. Non-performing assets consist of non-performing loans plus real estate acquired in settlement of loans.
- Troubled debt restructured loans are loans for which concessions such as reduction of interest rates, other than normal market rate adjustments, or deferral of principal or interest payments, extension of maturity dates, or reduction of principal balance or accrued interest, have been granted due to a borrower's financial condition. Loan restructuring is employed when management believes the granting of a concession will increase the probability of the full or partial collection of principal and interest.
- Potential problem loans consist of performing loans that have been assigned a substandard credit risk rating and that are not classified as impaired.

Credit Risk Ratings

Salisbury assigns credit risk ratings to loans receivable in order to manage credit risk and to determine the allowance for loan losses. Credit risk ratings categorize loans by common financial and structural characteristics that measure the credit strength of a borrower. Salisbury's rating model has eight risk rating grades, with each grade corresponding to a progressively greater risk of default. Grades 1 through 4 are pass ratings and 5 through 8 are ratings (special mention, substandard, doubtful and loss) defined by the bank's regulatory agencies, the FDIC and CTDOB. Risk ratings are assigned to differentiate risk within the portfolio and are reviewed on an ongoing basis and revised, if needed, to reflect changes in the borrowers' current financial position and outlook, risk profiles and the related collateral and structural positions.

- Loans risk rated as "special mention" possess credit deficiencies or potential weaknesses deserving management's close attention that if left uncorrected may result in deterioration of the repayment prospects for the loans at some future date.
- Loans risk rated as "substandard" are loans where the Bank's position is clearly not protected adequately by borrower current net worth or payment capacity. These loans have well defined weaknesses based on objective evidence and include loans where future losses to the Bank may result if deficiencies are not corrected, and loans where the primary source of repayment such as income is diminished and the Bank must rely on sale of collateral or other secondary sources of collection.
- Loans risk rated as "doubtful" have the same weaknesses as substandard loans with the added characteristic that the weakness makes collection or liquidation in full, given current facts, conditions, and values, to be highly improbable. The possibility of loss is high, but due to certain important and reasonably specific pending factors, which may work to strengthen the loan, its reclassification as an estimated loss is deferred until its exact status can be determined.
- Loans risk rated as "loss" are considered uncollectible and of such little value, that continuance as Bank assets is unwarranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather, it is not practical or desirable to defer writing off this basically worthless loan even though partial recovery may be made in the future.

Management actively reviews and tests its credit risk ratings against actual experience and engages an independent third-party to annually validate its assignment of credit risk ratings. In addition, the Bank's loan portfolio and risk ratings are examined annually on a rotating basis by its two primary regulatory agencies, the FDIC and CTDOB.

Impaired Loans

Impaired loans increased $3.9 million during 2012 to $16.6 million, or 4.22% of gross loans receivable at December 31, 2012, from $12.7 million, or 3.39% of gross loans receivable at December 31, 2011. The components of impaired loans are as follows:

Years ended December 31, (in thousands)	2012	2011	2010
Troubled debt restructurings, accruing	$ 6,703	$ 4,602	$ 5,330
Troubled debt restructurings, non-accrual	2,280	1,753	4,254
All other non-accrual loans	7,579	6,323	5,791
Impaired loans	$ 16,562	$ 12,678	$ 15,375

Non-Performing Assets

Non-performing assets remained substantially unchanged at December 31, 2012 at $10.1 million, or 1.68% of assets, as compared with

December 31, 2011, after peaking at $15.1 million, or 2.55% of total assets, at June 30, 2011. The components of non-performing assets are as follows:

Years ended December 31, (in thousands)	2012	2011	2010	2009	2008
Commercial	$ 2,235	$ 2,337	$ 2,923	$ 2,226	$ 4,198
Vacant land	3,995	3,658	4,018	3,535	-
Residential 1-4 family	3,024	1,240	2,534	765	494
Home equity credit	442	173	362	367	75
Real estate secured	9,696	7,408	9,837	6,893	4,767
Commercial and industrial	164	668	208	546	308
Non-accrual loans	9,860	8,076	10,045	7,439	5,075
Accruing loans past due 90 days and over	-	-	96	6	100
Non-performing loans	9,860	8,076	10,141	7,445	5,175
Real estate acquired in settlement of loans, net	244	2,744	610	275	205
Non-performing assets	$ 10,104	$ 10,820	$ 10,751	$ 7,720	$ 5,380

Reductions in interest income associated with non-accrual loans are as follows:

Years ended December 31, (in thousands)	2012	2011	2010
Income in accordance with original terms	$ 301	$ 811	$ 524
Income recognized	195	111	189
Reduction in interest income	$ 106	$ 700	$ 335

The past due status of non-performing loans is as follows:

Years ended December 31, (in thousands)	2012	2011	2010
Current	$ 1,798	$ 734	$ 2,931
Past due 1-29 days	75	138	219
Past due 30-59 days	701	134	541
Past due 60-89 days	445	-	1,050
Past due 90-179 days	1,983	1,095	683
Past due 180 days and over	4,858	5,975	4,717
Total non-performing loans	$ 9,860	$ 8,076	$ 10,141

At December 31, 2012, 18.23% of non-accrual loans were current with respect to loan payments, compared with 9.09% at December 31, 2011. Loans past due 180 days include a $3.0 million loan secured by vacant land (residential building lots) where Salisbury has initiated a foreclosure action that is referred to in Item 3 of Part I, Legal Proceedings.

Troubled Debt Restructured Loans

Troubled debt restructured loans increased $2.6 million in 2012 to $9.0 million, or 2.29% of gross loans receivable, from $6.4 million, or 1.70% of gross loans receivable at December 31, 2011. The components of troubled debt restructured loans are as follows:

Years ended December 31, (in thousands)	2012	2011	2010
Residential 1-4 family	$ 3,097	$ 2,163	$ 3,377
Commercial	2,774	1,970	1,677
Real estate secured	5,871	4,133	5,054
Commercial and industrial	832	469	276
Accruing troubled debt restructured loans	6,703	4,602	5,330
Residential 1-4 family	1,041	52	552
Commercial	1,159	1,132	2,923
Vacant land	-	461	621
Real estate secured	2,200	1,645	4,096
Commercial and Industrial	80	108	158
Non-accrual troubled debt restructured loans	2,280	1,753	4,254
Troubled debt restructured loans	$ 8,983	$ 6,355	$ 9,584

The past due status of troubled debt restructured loans is as follows:

Years ended December 31, (in thousands)	2012	2011	2010
Current	$ 5,353	$ 3,375	$ 4,798
Past due 1-29 days	445	1,072	375
Past due 30-59 days	905	155	157
Accruing troubled debt restructured loans	6,703	4,602	5,330
Current	1,333	251	2,585
Past due 1-29 days	-	-	169
Past due 30-59 days	301	98	378
Past due 60-89 days	194	-	-
Past due 90-179 days	-	493	346
Past due 180 days and over	452	911	776
Non-accrual troubled debt restructured loans	2,280	1,753	4,254
Total troubled debt restructured loans	$ 8,983	$ 6,355	$ 9,584

At December 31, 2012, 74.43% of troubled debt restructured loans were current with respect to loan payments, as compared with 57.06% at December 31, 2011.

Past Due Loans

Loans past due 30 days or more increased $4.0 during 2012 to $13.6 million, or 3.47% of gross loans receivable at December 31, 2012, compared with $9.7 million, or 2.59% of gross loans receivable at December 31, 2011. The components of loans past due 30 days or greater are as follows:

Years ended December 31, (in thousands)	2012	2011	2010
Past due 30-59 days	$ 4,309	$ 1,999	$ 1,188
Past due 60-89 days	1,317	461	730
Past due 90-179 days	-	-	96
Accruing loans	5,626	2,460	2,014
Past due 30-59 days	701	134	541
Past due 60-89 days	445	-	1,050
Past due 90-179 days	1,983	1,095	587
Past due 180 days and over	4,859	5,975	4,716
Non-accrual loans	7,988	7,204	6,894
Total loans past due 30 days and over	$ 13,614	$ 9,664	$ 8,908

Potential Problem Loans

Potential problem loans decreased $3.2 million during 2012 to $10.8 million, or 2.76% of gross loans receivable at December 31, 2012, compared with $14.0 million, or 3.76% of gross loans receivable at December 31, 2011. The components of potential problem loans are as follows:

Years ended December 31, (in thousands)	2012	2011	2010
Residential 1-4 family	$ 3,108	$ 3,367	$ 2,483
Residential 5+ multifamily	-	-	89
Construction of residential 1-4 family	-	-	75
Home equity credit	892	1,154	817
Residential real estate	4,000	4,521	3,464
Commercial	4,624	7,391	2,327
Construction of commercial	450	450	47
Commercial real estate	5,074	7,841	2,374
Farm land	1,180	830	881
Vacant land	183	249	249
Real estate secured	10,437	13,441	6,968
Commercial and Industrial	345	534	897
Consumer	28	64	67
Other classified loans receivable	$ 10,810	$ 14,039	$ 7,932

The past due status of potential problem loans is as follows:

Years ended December 31, (in thousands)	2012	2011
Current	$ 7,992	$ 10,771
Past due 1-29 days	452	2,837
Past due 30-59 days	2,065	385
Past due 60-89 days	301	46
Past due 90-179 days	-	-
Total potential problem loans	$ 10,810	$ 14,039

At December 31, 2012, 73.93% of potential problem loans were current with respect to loan payments, as compared with 76.73% at December 31, 2011.

Management cannot predict the extent to which economic or other factors may impact such borrowers' future payment capacity, and there can be no assurance that such loans will not be placed on nonaccrual status, restructured, or require increased provision for loan losses.

Deposits and Borrowings

Deposits increased $19.9 million, or 4.22%, during 2012 to $482.0 million at December 31, 2012, compared with $471.3 million at December 31, 2011. Retail repurchase agreements decreased $10.4 million during 2012 to $1.8 million at December 31, 2012, compared with $12.1 million at December 31, 2011. Included in deposits at December 31, 2012 is a single relationship totaling $43.1 million, or 8.77%.

Scheduled maturities of time certificates of deposit in denominations of $100,000 or more were as follows:

December 31, 2012 (in thousands)	Within 3 months	Within 3-6 months	Within 6-12 months	Over 1 year	Total
Certificates of deposit over $100,000	$ 6,094	$ 4,416	$ 9,166	$ 15,458	$ 35,134

FHLBB advances decreased $22.6 million during 2012 to $32.0 million at December 31, 2012, compared with $54.6 million at December 31, 2011. The decrease in advances included a $10 million prepayment along with other scheduled maturities and principal payments. On December 31, 2012, Salisbury prepaid a $10 million advance with a 4.88% coupon and scheduled maturity date of December 16, 2013, to lower future borrowing expense.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL CASH OBLIGATIONS

In the normal course of business, Salisbury enters into various contractual obligations that may require future cash payments. Contractual obligations at December 31, 2012 include operating leases, contractual purchases and certain pension and other benefit plans. For further discussion regarding operating leases see Note 17 to the Consolidated Financial Statements.

The accompanying table summarizes Salisbury's off-balance sheet lending-related financial instruments and significant cash obligations, by remaining maturity, at December 31, 2012. Salisbury's lending-related financial instruments include commitments that have maturities over one year. Contractual purchases include commitments for future cash expenditures, primarily for services and contracts that reflect the minimum contractual obligation under legally enforceable contracts with contract terms that are both fixed and determinable. Excluded from the following table are a number of obligations to be settled in cash, primarily in under one year. These obligations are reflected in Salisbury's Consolidated Balance Sheets and include deposits, FHLBB advances and repurchase agreements that settle within standard market timeframes.

December 31, 2012 (in thousands) By Remaining Maturity	Within 1 year	Within 1-3 years	Within 4-5 years	After 5 years	Total
Residential	$ 450	$ 100	$ 20	$ 490	$ 1,060
Home equity credit	2	59	1,148	28,780	29,989
Commercial	3	199	1,568	509	2,279
Land	300	-	-	-	300
Real estate secured	755	358	2,736	29,779	33,628
Commercial and industrial	2,454	32	768	12,187	15,441
Consumer	-	-	25	1,324	1,349
Unadvanced portions of loans	3,209	390	3,529	43,290	50,418
Commitments to originate loans	17,727	-	-	-	17,727
Standby letters of credit	34	-	-	-	34
Total	$ 20,970	$ 390	$ 3,529	$ 43,290	$ 68,179

LIQUIDITY

Salisbury manages its liquidity position to ensure it has sufficient funding availability at all times to meet both anticipated and unanticipated deposit withdrawals, loan originations and advances, securities purchases and other operating cash outflows. Salisbury's primary source of liquidity is deposits and though its preferred funding strategy is to attract and retain low cost deposits, its ability to do so is affected by competitive interest rates and terms in its marketplace, and other financial market conditions. Other sources of funding include cash flows from loan and securities principal payments and maturities, funds provided by operations, and discretionary use of FHLBB advances. Liquidity can also be provided through sales of securities available-for-sale and loans.

Salisbury manages its liquidity in accordance with a liquidity funding policy, and also maintains a contingency funding plan that provides for the prompt and comprehensive response to unexpected demands for liquidity. At December 31, 2012, Salisbury's liquidity ratio, as represented by cash, short term available-for-sale securities and marketable assets to net deposits and short term unsecured liabilities, was 30.55%, down slightly from 33.70% at December 31, 2011. Management believes Salisbury's funding sources will meet anticipated funding needs.

Operating activities for 2012 provided net cash of $7.1 million. Investing activities provided net cash of $14.8 million, principally from calls, sales and maturities of securities of $37.8 million, offset in part by net loan advances and sales of OREO of $16.7 million, and securities purchases of $6.3 million. Financing activities utilized net cash of $15.2 million, principally, from repayment and maturities of FHLBB advances of $22.6 million and cash dividend payments, on common and preferred stock, of $2.1 million, offset in part by a net deposit and repurchase agreement growth of $9.5 million.

Operating activities for 2011 provided net cash of $6.8 million. Investing activities utilized net cash of $23.2 million, principally for securities purchases of $45.8 million and net loan advances of $22.6 million, offset in part by securities repayments and maturities of $43.1 million and the maturity of an interest bearing time deposit with other banks of $5.0 million. Financing activities provided net cash of $26.5 million, principally, from net deposit and repurchase agreement growth of $40.0 million and proceeds from issuance of preferred stock of $16.0 million, offset in part by a net decrease in FHLBB advances of $18.2 million, redemption of preferred stock of $8.8 million and cash dividend payments, on common and preferred stock, of $2.3 million.

Operating activities for 2010 provided net cash of $5.5 million. Investing activities utilized net cash of $29.8 million, principally for securities purchases of $52.9 million, net loan advances of $26.4 million, and capital expenditures of $2.9 million, offset in part by securities repayments and maturities of $53.0 million. Financing activities provided net cash of $8.0 million, principally, from net deposit and repurchase agreement growth of $13.9 million, offset in part by a net decrease in FHLBB advances of $3.6 million and cash dividend payments, on common and preferred stock, of $2.3 million.

CAPITAL RESOURCES

Shareholders' Equity

Book value and tangible book value per common share increased $3.02 and $3.16, respectively, in 2012 to $33.14 and $26.85, respectively, at December 31, 2012, compared with $30.12 and $23.69, respectively, at December 31, 2011.

Shareholders' equity increased $5.1 million in 2012 to $72.0 million at December 31, 2012. Contributing to the increase in shareholders' equity for 2012 was net income of $4.1 million, other comprehensive gain of $3.1 million and common stock issuance of $24,000, less common and preferred stock dividends of $1.9 million and $216,000, respectively. Other comprehensive income included unrealized gains on securities available-for-sale, net of tax, of $1.5 million and a pension plan gain, net of tax, of $1.6 million. The increase in unrealized gains on securities available-for-sale resulted from the decline in market interest rates in 2012. Effective December 31, 2012 Salisbury curtailed its defined pension plan, resulting in a decrease in its pension liability recognized in other comprehensive income, net of tax, of $1.6 million.

Preferred Stock

In August 2011, Salisbury issued to the Treasury $16 million of its Series B Preferred Stock under the SBLF program. The SBLF program is a $30 billion fund established under the Small Business Jobs Act of 2010 to encourage lending to small businesses by providing Tier 1 capital to qualified community banks with assets of less than $10 billion. The Preferred Stock qualifies as Tier 1 capital for regulatory purposes and ranks senior to the Common Stock.

The Series B Preferred Stock pays noncumulative dividends. The dividend rate on the Series B Preferred Stock for the initial quarterly dividend period ended September 30, 2011 and each of the next nine quarterly dividend periods the Series B Preferred Stock is outstanding is determined each quarter based on the increase in the Bank's Qualified Small Business Lending. The dividend rate for the quarterly dividend period ended December 31, 2012, was 1.00%. For the eleventh quarterly dividend period through four and one-half years after its issuance, the dividend rate on the Series B Preferred Stock will be fixed at the rate in effect at the end of the ninth quarterly dividend period and after four and one-half years from its issuance the dividend rate will be fixed at 9 percent per annum. On December 21, 2012, Salisbury declared a Series B Preferred Stock dividend of $40,000, payable on January 2, 2013. The Series B Preferred Stock is non-voting, other than voting rights on matters that could adversely affect the Series B Preferred Stock. The Series B Preferred Stock is redeemable at any time at one hundred percent of the issue price plus any accrued and unpaid dividends.

Simultaneously with the receipt of the SBLF capital in 2011, Salisbury repurchased for $8.8 million all of its Series A Preferred Stock sold to the Treasury in 2009 under the CPP, a part of TARP, and made a payment for accrued dividends. The transaction resulted in net capital proceeds to Salisbury of $7.2 million, of which Salisbury invested $6.5 million, or 90%, in the Bank as Tier 1 Capital.

As part of the CPP, Salisbury had issued to the Treasury a 10-year Warrant to purchase 57,671 shares of Common Stock at an exercise price of $22.93 per share. The Warrant was repurchased for $205,000 on November 2, 2011 and simultaneously cancelled.

Capital Requirements

Salisbury and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Under current regulatory definitions, Salisbury and the Bank are considered to be "well capitalized" for capital adequacy purposes. As a result, the Bank pays lower federal deposit insurance premiums than those banks that are not "well capitalized." Salisbury and the Bank's regulatory capital ratios are as follows:

	Well	December 31, 2012		December 31, 2011	
	capitalized	Salisbury	Bank	Salisbury	Bank
Total Capital (to risk-weighted assets)	10.00%	16.63%	13.77%	15.97%	13.16%
Tier 1 Capital (to risk-weighted assets)	6.00	15.46	12.62	14.88	12.08
Tier 1 Capital (to average assets)	5.00	9.87	8.15	9.45	7.77

A well-capitalized institution, which is the highest capital category for an institution as defined by the Prompt Corrective Action regulations issued by the FDIC and the FRB, is one which maintains a Total Risk-Based ratio of 10% or above, a Tier 1 Risk-Based ratio of 6% or above and a Leverage ratio of 5% or above, and is not subject to any written order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level. Maintaining strong capital is essential to Salisbury and the Bank's safety and soundness. However, the effective management of capital resources requires generating attractive returns on equity to build value for shareholders while maintaining appropriate levels of capital to fund growth, meet regulatory requirements and be consistent with prudent industry practices.

Dividends

During 2012 and 2011, Salisbury declared and paid four quarterly common stock dividends of $0.28 per common share each quarter, totaling $1,892,000 and $1,891,000, respectively. The Board of Directors of Salisbury declared a common stock dividend of $0.28 per common share payable on February 22, 2013 to shareholders of record on February 8, 2013. Common stock dividends, when declared, will generally be paid the last business day of February, May, August and November, although Salisbury is not obligated to pay dividends on those dates or at any other time.

During 2012 Salisbury declared Preferred Stock Series B dividends of $216,000 to the Treasury.

Salisbury's ability to pay cash dividends is dependent on the Bank's ability to pay cash dividends to Salisbury. There are certain restrictions on the payment of cash dividends and other payments by the Bank to Salisbury. Under Connecticut law, the Bank cannot declare a cash dividend except from net profits, defined as the remainder of all earnings from current operations. The total of all cash dividends declared by the Bank in any calendar year shall not, unless specifically approved by the Banking Commissioner, exceed the total of its net profits of that year combined with its retained net profits of the preceding two years.

FRB Supervisory Letter SR 09-4, February 24, 2009, revised March 27, 2009, states that, as a general matter, the Board of Directors of a Bank Holding Company ("BHC") should inform the Federal Reserve and should eliminate, defer, or significantly reduce dividends if (1) net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (2) the prospective rate of earnings retention is not consistent with capital needs and overall current and prospective financial condition; or (3) the BHC will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Moreover, a BHC should inform the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid or that could result in a material adverse change to the BHC capital position.

Salisbury believes that the payment of common stock cash dividends is appropriate, provided that such payment considers Salisbury's capital needs, asset quality, and overall financial condition and does not adversely affect the financial stability of Salisbury or the Bank. The continued payment of common stock cash dividends by Salisbury will be dependent on Salisbury's future core earnings, financial condition and capital needs, regulatory restrictions, and other factors deemed relevant by the Board of Directors of Salisbury.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

See Note 1 to the Consolidated Financial Statements for details of recently issued accounting pronouncements and their expected impact on Salisbury's financial statements.

IMPACT OF INFLATION AND CHANGING PRICES

Salisbury's consolidated financial statements are prepared in conformity with GAAP that require the measurement of financial condition and operating results in terms of historical dollars without considering changes in the relative purchasing power of money, over time, due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of Salisbury are monetary and as a result, interest rates have a greater impact on Salisbury's performance than do the effects of general levels of inflation, although interest rates do not necessarily move in the same direction or with the same magnitude as the prices of goods and services. Although not a material factor in recent years, inflation could impact earnings in future periods.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Salisbury manages its exposure to interest rate risk through its Asset/Liability Management Committee ("ALCO") using risk limits and policy guidelines to manage assets and funding liabilities to produce financial results that are consistent with Salisbury's liquidity, capital adequacy, growth, risk and profitability targets. Interest rate risk is the risk of loss to future earnings due to changes in interest rates.

The ALCO manages interest rate risk using income simulation to measure interest rate risk inherent in Salisbury's financial instruments at a given point in time by showing the effect of interest rate shifts on net interest income over a 24-month horizon. In management's December 31, 2012 analysis, three of the simulations incorporate management's growth assumptions over the simulation horizons, with allowances made for loan, deposit and security product mix shifts in selected interest rate scenarios, such as movements between lower rate savings and money market deposit accounts and higher rate time deposits, and changes in the reinvestment of loan and securities cash flows. The fourth simulation incorporates management's balance sheet growth assumptions. Additionally, the simulations take into account the specific re-pricing, maturity and prepayment characteristics of differing financial instruments that may vary under different interest rate scenarios.

The ALCO reviews the simulation results to determine whether Salisbury's exposure to change in net interest income remains within established tolerance levels over the simulation horizons and to develop appropriate strategies to manage this exposure. Salisbury's tolerance levels for changes in net interest income in its income simulations varies depending on the magnitude of interest rate changes and level of risk-based capital. All changes are measured in comparison to the projected net interest income that would result from an "unchanged" rate scenario where interest rates remain stable over the forecast horizon. The ALCO also evaluates the directional trends of net interest income, net interest margin and other financial measures over the forecast horizon for consistency with its liquidity, capital adequacy, growth, risk and profitability targets.

ALCO uses four interest rate scenarios to evaluate interest risk exposure and may vary these interest rate scenarios to show the effect of steepening or flattening changes in yield curves as well as parallel changes in interest rates. At December 31, 2012 ALCO used the following interest rate scenarios: (1) unchanged interest rates; (2) immediately rising interest rates – immediate non-parallel upward shift in market interest rates ranging from 300 basis points for short term rates to 260 basis points for the 10-year Treasury; (3) immediately falling interest rates – immediate non-parallel downward shift in market interest rates ranging from 25 basis points for short term rates to 85 basis points for the 10-year Treasury; and (4) two step shock rising interest rates – ranging from 400 basis points for short term rates (200 basis points each year) to 330 basis points for the 10-year Treasury (180 basis points for year one and 150 basis points for year two). Deposit rates are assumed to shift by lesser amounts due to their relative historical insensitivity to market interest rate movements. Further, deposits are assumed to have certain minimum rate levels below which they will not fall. Income simulations do not reflect adjustments in strategy that the ALCO could implement in response to rate shifts.

As of December 31, 2012 net interest income simulations indicated that Salisbury's exposure to changing interest rates over the simulation horizons remained within its tolerance levels. The following table sets forth the estimated change in net interest income from an unchanged interest rate scenario over the periods indicated for changes in market interest rates using Salisbury's financial instruments as of December 31, 2012.

December 31, 2012 (in thousands)	Months 1-12	Months 13-24
Immediately rising interest rates (management's growth assumptions)	(9.91)%	(5.13)%
Immediately falling interest rates (management's growth assumptions)	(0.45)	(2.56)
Two step shock rising interest rates (management's growth assumptions)	(5.90)	(12.85)

The negative exposure of net interest income to immediately and gradually rising rates as compared to the unchanged rate scenario results from a faster projected rise in the cost of funds versus income from earning assets, as relatively rate-sensitive money market and time deposits re-price faster than longer duration earning assets. The negative exposure of net interest income to immediately falling rates as compared to an unchanged rate scenario results from a greater decline in earning asset yields compared to rates paid on funding liabilities, as a result of faster prepayments on existing assets and lower reinvestment rates on future loans originated and securities purchased.

While the ALCO reviews simulation assumptions and back-tests simulation results to ensure that they are reasonable and current, income simulation may not always prove to be an accurate indicator of interest rate risk or future net interest margin. Over time, the re-pricing, maturity and prepayment characteristics of financial instruments and the composition of Salisbury's balance sheet may change to a different degree than estimated. Simulation modeling assumes Salisbury's expectation for future balance sheet growth, which is a function of the business environment and customer behavior. Another significant simulation assumption is the sensitivity of core savings deposits to fluctuations in interest rates. Income simulation results assume that changes in both core savings deposit rates and balances are related to changes in short-term interest rates. The assumed relationship between short-term interest rate changes and core deposit rate and balance changes used in income simulation may differ from the ALCO's estimates. Lastly, mortgage-backed securities and mortgage loans involve a level of risk that unforeseen changes in prepayment speeds may cause related cash flows to vary significantly in differing rate environments. Such changes could affect the level of reinvestment risk associated with cash flow from these instruments, as well as their market value. Changes in prepayment speeds could also increase or decrease the amortization of premium or accretion of discounts related to such instruments, thereby affecting interest income.

Salisbury also monitors the potential change in market value of its available-for-sale debt securities in changing interest rate environments. The purpose is to determine market value exposure that may not be captured by income simulation, but which might result in changes to Salisbury's capital and liquidity position. Results are calculated using industry-standard analytical techniques and securities data. Available-for-sale equity securities are excluded from this analysis because the market value of such securities cannot be directly correlated with changes in interest rates. The following table summarizes the potential change in market value of available-for-sale debt securities resulting from immediate parallel rate shifts:

December 31, 2012 (in thousands)	Rates up 100bp	Rates up 200bp
U.S. Treasury notes	$ (96)	$ (189)
U.S. Government agency notes	(109)	(262)
Municipal bonds	(1,319)	(3,266)
Mortgage backed securities	(1,125)	(2,880)
Collateralized mortgage obligations	(469)	(952)
SBA pools	(9)	(17)
Total available-for-sale debt securities	$ (3,127)	$ (7,566)

Item 8. **FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

Index to Consolidated Financial Statements


SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Salisbury Bancorp, Inc.
Lakeville, Connecticut

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Salisbury Bancorp, Inc. and Subsidiary as of December 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Salisbury Bancorp, Inc. and Subsidiary as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 27, 2013

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

Salisbury Bancorp, Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS

Years ended December 31, (dollars in thousands, except par value)	2012	2011
ASSETS		
Cash and due from banks	$ 9,545	$ 4,829
Interest bearing demand deposits with other banks	34,029	32,057
Total cash and cash equivalents	43,574	36,886
Securities		
Available-for-sale at fair value	126,287	155,794
Held-to-maturity at amortized cost (fair value: $ - and $52)	-	50
Federal Home Loan Bank of Boston stock at cost	5,747	6,032
Loans held-for-sale	1,879	948
Loans receivable, net (allowance for loan losses: $4,360 and $4,076)	388,758	370,766
Other real estate owned	244	2,744
Bank premises and equipment, net	11,520	12,023
Goodwill	9,829	9,829
Intangible assets (net of accumulated amortization: $1,745 and $1,523)	798	1,020
Accrued interest receivable	1,818	2,126
Cash surrender value of life insurance policies	7,295	7,037
Deferred taxes	-	829
Other assets	3,064	3,200
Total Assets	$ 600,813	$ 609,284
LIABILITIES and SHAREHOLDERS' EQUITY		
Deposits		
Demand (non-interest bearing)	$ 98,850	$ 82,202
Demand (interest bearing)	65,991	66,332
Money market	128,501	124,566
Savings and other	103,985	94,503
Certificates of deposit	93,888	103,703
Total deposits	491,215	471,306
Repurchase agreements	1,784	12,148
Federal Home Loan Bank of Boston advances	31,980	54,615
Deferred taxes	590	-
Accrued interest and other liabilities	3,247	4,353
Total Liabilities	528,816	542,422
Shareholders' Equity		
Preferred stock - $.01 per share par value		
Authorized: 25,000; issued: 16,000 (Series B);		
Liquidation preference: $1,000 per share	16,000	16,000
Common stock - $.10 per share par value		
Authorized: 3,000,000;		
Issued: 1,689,691 and 1,688,731	169	169
Paid-in capital	13,158	13,134
Retained earnings	40,233	38,264
Accumulated other comprehensive income (loss), net	2,437	(705)
Total Shareholders' Equity	71,997	66,862
Total Liabilities and Shareholders' Equity	$ 600,813	$ 609,284

The accompanying notes are an integral part of the consolidated financial statements.

Salisbury Bancorp, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, (in thousands except per share amounts)	2012	2011	2010
Interest and dividend income			
Interest and fees on loans	$ 18,054	$ 18,666	$ 18,483
Interest on debt securities			
Taxable	2,454	3,041	3,770
Tax exempt	2,030	2,210	2,231
Other interest and dividends	120	127	172
Total interest and dividend income	22,658	24,044	24,656
Interest expense			
Deposits	2,414	3,165	4,364
Repurchase agreements	23	63	90
Federal Home Loan Bank of Boston advances	1,845	2,331	3,043
Total interest expense	4,282	5,559	7,497
Net interest and dividend income	18,376	18,485	17,159
Provision for loan losses	1,070	1,440	1,000
Net interest and dividend income after provision for loan losses	17,306	17,045	16,159
Non-interest income			
Gains on securities, net	279	11	16
Trust and wealth advisory	2,945	2,548	2,102
Service charges and fees	2,189	2,090	2,006
Gains on sales of mortgage loans, net	1,596	687	816
Mortgage servicing, net	(21)	65	97
Other	326	255	270
Total non-interest income	7,314	5,656	5,307
Non-interest expense			
Salaries	7,149	6,970	6,816
Employee benefits	2,912	2,493	2,253
Premises and equipment	2,408	2,330	2,099
Data processing	1,569	1,410	1,452
Professional fees	1,212	1,099	1,364
Collections and OREO	709	590	191
Litigation settlement	400	-	-
FDIC insurance	486	596	735
Marketing and community support	356	343	319
Amortization of intangibles	222	222	222
FHLBB advance prepayment fee	450	-	-
Other	1,681	1,586	1,662
Total non-interest expense	19,554	17,639	17,113
Income before income taxes	5,066	5,062	4,353
Income tax provision	989	950	693
Net income	$ 4,077	$ 4,112	$ 3,660
Net income available to common shareholders	$ 3,861	$ 3,588	$ 3,198
Basic and diluted earnings per common share	$ 2.28	$ 2.12	$ 1.90
Common dividends per share	1.12	1.12	1.12

The accompanying notes are an integral part of the consolidated financial statements.

Salisbury Bancorp, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

	Twelve months ended		
Periods ended December 31, (in thousands)	2012	2011	2010
Net income	$ 4,077	$ 4,112	$ 3,660
Other comprehensive income			
Net unrealized gains on securities available-for-sale	2,632	5,973	1,908
Reclassification of net realized gains in net income	(279)	(11)	(16)
Unrealized gains on securities available-for-sale	2,353	5,962	1,892
Income tax expense	(800)	(2,027)	(643)
Unrealized gains on securities available-for-sale, net of tax	1,553	3,935	1,249
Pension plan income (loss)	2,407	(1,319)	91
Income tax (expense) benefit	(818)	448	(31)
Pension plan income (loss), net of tax	1,589	(871)	60
Other comprehensive income, net of tax	3,142	3,064	1,309
Comprehensive income	$ 7,219	$ 7,176	$ 4,969

Salisbury Bancorp, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock							
(dollars in thousands)	Shares	Amount	Preferred Stock	Warrants	Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity
Balances at December 31, 2009	1,686,701	168	8,717	112	13,177	35,259	(5,078)	52,355
Net income for year	-	-	-	-	-	3,660	-	3,660
Other comprehensive income, net of tax	-	-	-	-	-	-	1,309	1,309
Amortization (accretion) of preferred stock	-	-	21	-	-	(21)	-	-
Common stock dividends declared	-	-	-	-	-	(1,890)	-	(1,890)
Preferred stock dividends paid	-	-	-	-	-	(441)	-	(441)
Issuance of common stock for directors fees	960	-	-	-	23	-	-	23
Balances at December 31, 2010	1,687,661	168	8,738	112	13,200	36,567	(3,769)	55,016
Net income for year	-	-	-	-	-	4,112	-	4,112
Other comprehensive income, net of tax	-	-	-	-	-	-	3,064	3,064
Amortization (accretion) of preferred stock	-	-	78	-	-	(78)	-	-
Issuance of Series B preferred stock	-	-	16,000	-	-	-	-	16,000
Redemption of Series A preferred stock	-	-	(8,816)	-	-	-	-	(8,816)
Repurchase of Common Stock Warrants	-	-	-	(112)	(93)	-	-	(205)
Common stock dividends declared	-	-	-	-	-	(1,891)	-	(1,891)
Preferred stock dividends declared	-	-	-	-	-	(446)	-	(446)
Issuance of common stock for director fees	1,070	1	-	-	27	-	-	28
Balances at December 31, 2011	1,688,731	$ 169	$ 16,000	$ -	$ 13,134	$ 38,264	$ (705)	$ 66,862
Net income for year	-	-	-	-	-	4,077	-	4,077
Other comprehensive income, net of tax	-	-	-	-	-	-	3,142	3,142
Common stock dividends declared	-	-	-	-	-	(1,892)	-	(1,892)
Preferred stock dividends declared	-	-	-	-	-	(216)	-	(216)
Issuance of common stock for director fees	960	-	-	-	24	-	-	24
Balances at December 31, 2012	1,689,691	$ 169	$ 16,000	$ -	$ 13,158	$ 40,233	$ 2,437	$ 71,997

The accompanying notes are an integral part of the consolidated financial statements.

Salisbury Bancorp, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, (in thousands)	2012	2011	2010
Operating Activities			
Net income	$ 4,077	$ 4,112	$ 3,660
Adjustments to reconcile net income to net cash provided by operating activities:			
(Accretion), amortization and depreciation			
Securities	611	369	483
Bank premises and equipment	883	850	787
Core deposit intangible	222	222	222
Mortgage servicing rights	379	240	197
Fair value adjustment on loans	33	42	42
(Gains) and losses			
Sales and calls of securities available-for-sale, net	(279)	(11)	(16)
Other real estate owned	123	231	15
Loss on sale/disposals of premises and equipment	-	-	6
Provision for loan losses	1,070	1,440	1,000
(Increase) decrease in loans held-for-sale	(931)	236	(519)
Increase in deferred loan origination fees and costs, net	(28)	(182)	(236)
Mortgage servicing rights originated	(682)	(329)	(453)
Increase (decrease) in mortgage servicing rights impairment reserve	16	12	(20)
Decrease in interest receivable	308	6	45
Deferred tax (benefit) expense	(199)	130	71
Decrease in prepaid expenses	207	576	757
Increase in cash surrender value of life insurance policies	(258)	(183)	(169)
Decrease (increase) in income tax receivable	242	147	(824)
(Increase) decrease in other assets	(26)	41	149
Increase (decrease) in accrued expenses	927	(442)	270
Decrease in interest payable	(75)	(164)	(88)
Increase (decrease) in other liabilities	473	(587)	62
Issuance of shares for directors' fees	24	28	23
Net cash provided by operating activities	7,117	6,784	5,464
Investing Activities			
Proceeds from maturities of interest-bearing time deposits with other banks	-	5,000	-
Redemption of Federal Home Loan Bank of Boston stock	285	-	-
Purchases of securities available-for-sale	(6,288)	(45,831)	(52,932)
Proceeds from sales of securities available-for-sale	2,771	-	-
Proceeds from calls of securities available-for-sale	12,625	27,565	24,745
Proceeds from maturities of securities available-for-sale	22,420	15,498	27,221
Proceeds from maturities of securities held-to-maturity	50	6	6
Loan originations and principal collections, net	(18,888)	(22,556)	(26,443)
Recoveries of loans previously charged-off	100	82	29
Proceeds from sales of other real estate owned	2,098	492	66
Purchase of life insurance policies	-	(3,000)	-
Proceeds from sales/disposals of premises and equipment	-	200	382
Capital expenditures	(380)	(821)	(2,906)
Proceeds from sales of investment in real estate	-	75	-
Net cash provided (utilized) by investing activities	14,793	(23,290)	(29,832)

The accompanying notes are an integral part of the consolidated financial statements.

Salisbury Bancorp, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years ended December 31, (in thousands)	2012	2011	2010
Financing Activities			
Increase in deposit transaction accounts, net	29,724	62,367	40,572
Decrease in time deposits, net	(9,815)	(21,350)	(28,486)
(Decrease) increase in securities sold under agreements to repurchase, net	(10,364)	(1,042)	1,775
Principal payments on Federal Home Loan Bank of Boston advances	(22,635)	(18,197)	(3,552)
Proceeds from issuance of Series B preferred stock	-	16,000	-
Redemption of Series A preferred stock	-	(8,816)	-
Redemption of common stock warrants	-	(205)	-
Common stock dividends paid	(1,892)	(1,891)	(1,890)
Series A and Series B preferred stock dividends paid	(240)	(382)	(441)
Net cash (utilized) provided by financing activities	(15,222)	26,484	7,978
Net increase (decrease) in cash and cash equivalents	6,688	9,978	(16,390)
Cash and cash equivalents, beginning of year	36,886	26,908	43,298
Cash and cash equivalents, end of year	$ 43,574	$ 36,886	$ 26,908
Cash paid during year			
Interest	$ 4,357	$ 5,723	$ 7,585
Income taxes	946	673	1,446
Non-cash transfers			
From loans to other real estate owned	1,047	3,057	610
From other real estate owned to loans	(1,326)	200	194

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Salisbury is the bank holding company for Salisbury Bank, a State chartered commercial bank. Salisbury's activity is currently limited to the holding of the Bank's outstanding capital stock and the Bank is Salisbury's only subsidiary and its primary investment. The Bank is a Connecticut chartered and Federal Deposit Insurance Corporation (the "FDIC") insured commercial bank headquartered in Lakeville, Connecticut. The Bank's principal business consists of attracting deposits from the public and using such deposits, with other funds, to make various types of loans and investments. The Bank conducts its business through eight full-service offices located in Litchfield, Berkshire and Dutchess Counties in Connecticut, Massachusetts and New York, respectively. The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles. The following is a summary of significant accounting policies:

Principles of Consolidation

The consolidated financial statements include those of Salisbury and its subsidiary after elimination of all inter-company accounts and transactions.

Basis of Financial Statement Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. In preparing the financial statements, management is required to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition, and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

Certain reclassifications have been made to the 2011 and 2010 financial statements to make them consistent with the 2012 presentation.

Securities

Securities that may be sold as part of Salisbury's asset/liability or liquidity management or in response to or in anticipation of changes in interest rates and resulting prepayment risk, or for other similar factors, are classified as available-for-sale and carried at their fair market value. Unrealized holding gains and losses on such securities are reported net of related taxes, if applicable, as a separate component of shareholders' equity. Securities that Salisbury has the ability and positive intent to hold to maturity are classified as held-to-maturity and carried at amortized cost. Realized gains and losses on the sales of all securities are reported in earnings and computed using the specific identification cost basis. Securities are reviewed regularly for other-than-temporary impairment ("OTTI"). Premiums and discounts are amortized or accreted utilizing the interest method over the life or call of the term of the investment security. For any debt security with a fair value less than its amortized cost basis, Salisbury will determine whether it has the intent to sell the debt security or whether it is more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis. If either condition is met, Salisbury will recognize a full impairment charge to earnings. For all other debt securities that are considered OTTI and do not meet either condition, the credit loss portion of impairment will be recognized in earnings as realized losses. The OTTI related to all other factors will be recorded in other comprehensive income. Declines in marketable equity securities below their cost that are deemed other than temporary are reflected in earnings as realized losses.

Federal Home Loan Bank of Boston Stock

The Bank is a member of the Federal Home Loan Bank of Boston ("FHLBB"). The FHLBB is a cooperative that provides services, including funding in the form of advances, to its member banking institutions. As a requirement of membership, the Bank must own a minimum amount of FHLBB stock, calculated periodically based primarily on its level of borrowings from the FHLBB. No market exists for shares of the FHLBB and therefore, they are carried at par value. FHLBB stock may be redeemed at par value five years following termination of FHLBB membership, subject to limitations which may be imposed by the FHLBB or its regulator, the Federal Housing Finance Board, to maintain capital adequacy of the FHLBB. While the Bank currently has no intentions to terminate its FHLBB membership, the ability to redeem its investment in FHLBB stock would be subject to the conditions imposed by the FHLBB. In 2008, the FHLBB announced to its members that it is focusing on preserving capital in response to ongoing market volatility including the extension of a moratorium on excess stock repurchases and in 2009 announced the suspension of its quarterly dividends. On February 22, 2011, the FHLBB declared a modest cash dividend payable to its members on March 2, 2011. The FHLBB continued to declare modest cash dividends through 2012. Based on the capital adequacy and the liquidity position of the FHLBB, management believes there is no impairment related to the carrying amount of the Bank's FHLBB stock as of December 31, 2012. Further deterioration of the FHLBB's capital levels may require the Bank to deem its restricted investment in FHLBB stock to be OTTI. If evidence of impairment exists in the future, the FHLBB stock would reflect fair value using either observable or unobservable inputs. The Bank will continue to monitor its investment in FHLBB stock.

Loans

Loans receivable consist of loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off. Loans receivable are reported at their principal outstanding balance, net of unamortized deferred loan origination fees and costs. Interest income is accrued on the unpaid principal balance. Deferred loan origination fees and costs are amortized as an adjustment to yield over the life of the related loans.

Loans held-for-sale consist of residential mortgage loans that management has the intent to sell. Loans held-for-sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements calculated on the aggregate loan basis, net of deferred loan origination fees and costs. Changes in the carrying value, deferred loan origination fees and costs, and realized gains and losses on sales of loans held-for-sale are reported in earnings as gains and losses on sales of mortgage loans, net, when the proceeds are received from investors.

The accrual of interest on loans, including troubled debt restructured loans, is generally discontinued when principal or interest is past due by 90 days or more, or earlier when, in the opinion of management, full collection of principal or interest is unlikely, except for loans that are well collateralized, in the process of collection and where full collection of principal and interest is assured. When a loan is placed on non-accrual status, interest previously accrued but not collected is reversed against current income. Income on such loans, including impaired loans, is then recognized only to the extent that cash is received and future collection of principal is probable. Loans, including troubled debt restructured loans, are restored to accrual status when principal and interest payments are brought current and future payments are reasonably assured, following a sustained period of repayment performance by the borrower in accordance with the loan's contractual terms.

Troubled debt restructured loans include those for which concessions such as reduction of interest rates, other than normal market rate adjustments, or deferral of principal or interest payments, extension of maturity dates, or reduction of principal balance or accrued interest, have been granted due to a borrower's financial condition. The decision to restructure a loan, versus aggressively enforcing the collection of the loan, may benefit Salisbury by increasing the ultimate probability of collection.

Troubled debt restructured loans are classified as accruing or non-accruing based on management's assessment of the collectability of the loan. Loans which are already on nonaccrual status at the time of the troubled debt restructuring generally remain on nonaccrual status for approximately six months before management considers such loans for return to accruing status. Accruing troubled debt restructured loans are generally placed into nonaccrual status if and when the borrower fails to comply with the restructured terms.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of the probable credit losses inherent in the loan portfolio as of the reporting date. The allowance is increased by provisions charged to earnings and by recoveries of amounts previously charged off, and is reduced by loan charge-offs. Loan charge-offs are recognized when management determines a loan or portion of a loan to be uncollectible.

The determination of the adequacy of the allowance is based on management's ongoing review of numerous factors, including the growth and composition of the loan portfolio, historical loss experience over an economic cycle, probable credit losses based upon internal and external portfolio reviews, credit risk concentrations, changes in lending policy, current economic conditions, analysis of current levels and asset quality, delinquency levels and trends, estimates of the current value of underlying collateral, the performance of individual loans in relation to contract terms, and other pertinent factors.

While management believes that the allowance for loan losses is adequate the allowance is an estimate, and ultimate losses may vary from management's estimate. Future additions to the allowance may also be necessary based on changes in assumptions and economic conditions. In addition, various regulatory agencies periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination.

Changes in the estimate are recorded in the results of operations in the period in which they become known, along with provisions for estimated losses incurred during that period.

The allowance for loan losses is computed by segregating the portfolio into three components: (1) loans collectively evaluated for impairment: general loss allocation factors for non-impaired loans based on loan product, collateral type and abundance, loan risk rating, historical loss experience, delinquency factors and other similar economic indicators, (2) loans individually evaluated for impairment: individual loss allocations for loans deemed to be impaired based on discounted cash flows or collateral value, and (3) unallocated: general loss allocations for other environmental factors.

Loans collectively evaluated for impairment

This component of the allowance for loan losses is stratified by the following loan segments: residential real estate secured (residential 1-4 family and 5+ multifamily, construction of residential 1-4 family, and home equity credit) commercial real estate secured (commercial and construction of commercial), secured by land (farm and vacant land), commercial and industrial, municipal and consumer. Management's general loss allocation factors are based on expected loss experience adjusted for historical loss experience and other qualitative factors, including levels/trends in delinquencies; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions. There were no changes in Salisbury's policies or methodology pertaining to the general component of the allowance for loan losses during 2011.

The qualitative factors are determined based on the various risk characteristics of each loan segment. Risk characteristics relevant to each portfolio segment are as follows:

Residential real estate - Salisbury generally does not originate loans with a loan-to-value ratio greater than 80 percent and does not grant subprime loans. All loans in this segment are collateralized by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Commercial real estate - Loans in this segment are primarily income-producing properties throughout Salisbury's market area. The underlying cash flows generated by the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on the credit quality in this segment. For all commercial loans management annually obtains business and personal financial statements, tax returns, and, where applicable, rent rolls, and continually monitors the repayment of these loans.

Construction loans - Loans in this segment primarily include speculative real estate development loans for which payment is derived from sale of the property. Credit risk is affected by cost overruns, time to sell at an adequate price, and market conditions.

Commercial loans - Loans in this segment are made to businesses and are generally secured by assets of the business. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer spending, will have an effect on the credit quality in this segment.

Consumer loans - Loans in this segment are generally unsecured and repayment is dependent on the credit quality of the individual borrower.

Loans individually evaluated for impairment

This component relates to loans that are classified as impaired. Impairment is measured on a loan by loan basis for commercial, commercial real estate and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. An allowance is established when the discounted cash flows (or collateral value) of the impaired loan is lower than the carrying value of that loan. The adoption of ASU 2012-06 is not expected to have a material impact on Salisbury's consolidated financial position, results of operations or cash flows.

A loan is considered impaired when, based on current information and events, it is probable that Salisbury will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Salisbury periodically may agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring ("TDR"). All TDRs are classified as impaired.

Unallocated

An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio.

Other Real Estate Owned ("OREO")

Salisbury's loans collateralized by real estate and all other real estate owned ("OREO") are located principally in northwestern Connecticut and nearby New York and Massachusetts towns, which constitute Salisbury's service area. Accordingly, the collectability of a substantial portion of the loan portfolio and OREO is particularly susceptible to changes in market conditions in Salisbury's service area. While management uses available information to recognize losses on loans and OREO, future additions to the allowance or write-downs of OREO may be necessary based on changes in local economic conditions, particularly in Salisbury's service area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review Salisbury's allowance for loan losses and valuation of OREO. Such agencies may require Salisbury to recognize additions to the allowance or write-downs based on their judgments of information available to them at the time of their examination.

OREO consists of properties acquired through foreclosure and properties classified as in-substance foreclosures. These properties are carried at the lower of cost or fair value less estimated costs to sell. Any write-down from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. A valuation allowance is maintained for declines in market value and for estimated selling expenses. Increases to the valuation allowance, expenses associated with ownership of these properties, and gains and losses from their sale are included in OREO expense.

Loans classified as in-substance foreclosures include only those loans for which Salisbury has taken possession of the collateral, but has not completed legal foreclosure proceedings.

Income Taxes

Deferred income taxes are provided for differences arising in the timing of income and expenses for financial reporting and for income tax purposes using the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Salisbury provides deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is assured beyond a reasonable doubt.

Bank Premises and Equipment

Bank premises, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line basis over the shorter of the estimated useful lives of the improvements or the term of the related leases.

Intangible Assets

Intangible assets consist of core deposit intangibles and goodwill. Intangible assets equal the excess of the purchase price over the fair value of the tangible net assets acquired in acquisitions accounted for using the acquisition method of accounting. Salisbury's assets at December 31, 2012, and 2011, include goodwill of $2,358,000 arising from the purchase of a branch office in 2001, $7,152,000 arising from the 2004 acquisition of Canaan National Bancorp, Inc. and $319,000 arising from the 2007 purchase of a branch office in New York State. See Note 7.

On an annual basis management assesses intangible assets for impairment, and at December 31, 2012 concluded there was no impairment. If a permanent loss in value is indicated, an impairment charge to income will be recognized.

Statement of Cash Flows

For the purpose of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash and due from banks and interest-bearing demand deposits with other financial institutions.

Computation of Earnings per Share

Basic earnings per share are computed using the weighted-average common shares outstanding during the year. The computation of diluted earnings per share is similar to the computation of basic earnings per share except the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. See Note 21.

Recent Accounting Pronouncements

In October 2012, the FASB issued ASU 2012-06, "Business Combinations (Topic 805): Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution." The amendments in this update clarify the applicable guidance for subsequently measuring an indemnification asset recognized as a result of a government-assisted acquisition of a financial institution. For public entities, the amendments in this update are effective for fiscal years, and interim periods within those years beginning on or after December 15, 2012. The adoption of ASU 2012-06 is not expected to have a material impact on Salisbury's consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued ASU 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The amendments in this update defer those changes in ASU 2011-05 that relate to the presentation of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. All other requirements in ASU 2011-05 are not affected by this update. The amendments are effective during interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-12 did not have a material impact on Salisbury's consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued ASU 2011-11, "Disclosures about Offsetting Assets and Liabilities." This ASU is to enhance current disclosures. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The amendments in this ASU are effective for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The adoption of ASU 2011-11 is not expected to have a material impact on Salisbury's consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued ASU 2011-08, "Intangibles – Goodwill and Other", an update to ASC 350, "Intangibles – Goodwill and Other." ASU 2011-08 simplifies how entities, both public and nonpublic, test goodwill for impairment. The amendments in this update permit an entity to first assess qualitative factors to determine whether it is more likely than not the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. For public and nonpublic entities, the amendments in this ASU are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The adoption of ASU 2011-08 did not have a material impact on Salisbury's consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income." The objective of this ASU is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. Under this ASU, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. An entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. An entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this ASU should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-05 did not have a material impact on Salisbury's consolidated financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards." The amendments in this ASU explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on Salisbury's consolidated financial position, results of operations or cash flows.

In April 2011, the FASB issued ASU 2011-03, "Reconsideration of Effective Control for Repurchase Agreements." The objective of this ASU is to improve the accounting for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. This ASU prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. The guidance in this ASU is effective for the first interim or annual period beginning on or after December 15, 2011. Early adoption is not permitted. The adoption of ASU 2011-03 did not have a material impact on Salisbury's consolidated financial position, results of operations or cash flows.

In April 2011, the FASB issued ASU 2011-02, "A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring." This ASU provides additional guidance or clarification to help creditors determine whether a restructuring constitutes a troubled debt restructuring. For public entities, the amendments in this ASU are effective for the first interim or annual period beginning on or after June 15, 2011, and were applied retrospectively to the beginning of the 2011 annual period. The adoption of ASU 2011-02 did not have a material impact on Salisbury's consolidated financial position, results of operations or cash flows.

NOTE 2 - SECURITIES

The composition of securities is as follows:

(in thousands)	Amortized cost (1)	Gross un-realized gains	Gross un-realized losses	Fair value
December 31, 2012				
Available-for-sale				
U.S. Treasury notes	$ 2,496	$ 237	$ -	$ 2,733
U.S. Government Agency notes	7,515	211	-	7,726
Municipal bonds	45,395	2,138	(168)	47,365
Mortgage backed securities				
U.S. Government Agencies	47,465	1,284	(20)	48,729
Collateralized mortgage obligations				
U.S. Government Agencies	5,131	66	-	5,197
Non-agency	11,081	494	(68)	11,507
SBA bonds	2,781	82	-	2,863
Preferred Stock	20	147	-	167
Total securities available-for-sale	$ 121,884	$ 4,659	$ (256)	$ 126,287
Non-marketable securities				
Federal Home Loan Bank of Boston stock	$ 5,747	$ -	$ -	$ 5,747

(1) Net of other-than-temporary impairment write-down recognized in earnings.

(in thousands)	Amortized cost (1)	Gross un-realized gains	Gross un-realized losses	Fair value
December 31, 2011				
Available-for-sale				
U.S. Treasury notes	$ 5,000	$ 528	$ -	$ 5,528
U.S. Government Agency notes	14,544	380	-	14,924
Municipal bonds	50,881	1,067	(1,152)	50,796
Mortgage backed securities				
U.S. Government Agencies	57,193	1,126	(19)	58,300
Collateralized mortgage obligations				
U.S. Government Agencies	7,077	76	-	7,153
Non-agency	14,300	355	(488)	14,167
SBA bonds	3,629	77	-	3,706
Corporate bonds	1,100	4	-	1,104
Preferred Stock	20	96	-	116
Total securities available-for-sale	$ 153,744	$ 3,709	$ (1,659)	$ 155,794
Held-to-maturity				
Mortgage backed security	$ 50	$ 2	$ -	$ 52
Non-marketable securities				
Federal Home Loan Bank of Boston stock	$ 6,032	$ -	$ -	$ 6,032

Sales of securities available-for-sale and gains realized are as follows:

Years ended December 31, (in thousands)	2012	2011	2010
Proceeds	$ 2,771	$ -	$ -
Gains realized	267	-	-
Losses realized	-	-	-
Net gains realized	267	-	-
Income tax provision	91	-	-

The following table summarizes, for all securities, including debt securities for which a portion of other-than-temporary impairment has been recognized in other comprehensive income, in an unrealized loss position, the aggregate fair value and gross unrealized loss of securities that have been in a continuous unrealized loss position as of the dates presented:

(in thousands)	Less than 12 Months		12 Months or Longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair Value	Unrealized losses
December 31, 2012						
Available-for-sale						
Municipal Bonds	$ 839	$ 20	$ 2,360	$ 148	$ 3,199	$ 168
Mortgage backed securities	3,021	19	44	1	3,065	20
Collateralized mortgage obligations						
Non-agency	612	2	901	17	1,513	19
Total temporarily impaired securities	4,472	41	3,305	166	7,777	207
Other-than-temporarily impaired securities						
Collateralized mortgage obligations						
Non-agency	535	6	1,963	43	2,498	49
Total temporarily impaired and other-than-temporarily impaired securities	$ 5,007	$ 47	$ 5,268	$ 209	$ 10,275	$ 256
December 31, 2011						
Available-for-sale						
Municipal Bonds	$ -	$ -	$ 11,526	$ 1,152	$ 11,526	$ 1,152
Mortgage backed securities	14,881	18	56	1	14,937	19
Collateralized mortgage obligations						
Non-agency	2,129	113	1,074	134	3,203	247
Total temporarily impaired securities	17,010	131	12,656	1,287	29,666	1,418
Other-than-temporarily impaired securities						
Collateralized mortgage obligations						
Non-agency	2,585	93	1,559	148	4,144	241
Total temporarily impaired and other-than-temporarily impaired securities	$ 19,595	$ 224	$ 14,215	$ 1,435	$ 33,810	$ 1,659

Securities amortized cost; fair value and tax equivalent yield by maturity are as follows:

December 31, 2012 (dollars in thousands)		Amortized cost	Fair value	Yield(1)
U.S. Treasury notes	After 1 year but within 5 years	$ 2,496	$ 2,733	3.00%
U.S. Government Agency notes	Within 1 year	5,000	5,010	0.80
	After 15 years	2,515	2,716	5.38
	Total	7,515	7,726	2.33
Municipal bonds	After 5 years but within 10 years	1,414	1,494	6.04
	After 10 years but within 15 years	2,174	2,238	6.52
	After 15 years	41,807	43,633	6.63
	Total	45,395	47,365	6.61
Mortgage backed securities	U.S. Government Agency	47,465	48,729	3.55
Collateralized mortgage obligations	U.S. Government Agency	5,131	5,197	1.29
	Non-agency	11,081	11,507	4.84
SBA bonds		2,781	2,863	2.45
Preferred Stock		20	167	0.00
Securities available-for-sale		$ 121,884	$ 126,287	4.60

(1) Yield is based on amortized cost.

Salisbury evaluates securities for OTTI where the fair value of a security is less than its amortized cost basis at the balance sheet date. As part of this process, Salisbury considers its intent to sell each debt security and whether it is more likely than not that it will be required to sell the security before its anticipated recovery. If either of these conditions is met, Salisbury recognizes an OTTI charge to earnings equal to the entire difference between the security's amortized cost basis and its fair value at the balance sheet date. For securities that meet neither of these conditions, an analysis is performed to determine if any of these securities are at risk for OTTI.

The following summarizes, by security type, the basis for evaluating if the applicable securities were OTTI at December 31, 2012.

U.S Government Agency notes, U.S. Government Agency mortgage-backed securities and U.S. Government Agency CMOs: The contractual cash flows are guaranteed by U.S. government agencies and U.S. government-sponsored enterprises. Changes in fair values are a function of changes in investment spreads and interest rate movements and not changes in credit quality. Management expects to recover the entire amortized cost basis of these securities. Furthermore, Salisbury does not intend to sell these securities and it is not more likely than not that Salisbury will be required to sell these securities before recovery of their cost basis, which may be maturity. Therefore, management does not consider these securities to be OTTI at December 31, 2012.

Municipal bonds: Contractual cash flows are performing as expected. Salisbury purchased substantially all of these securities during 2006-to-2008 as bank qualified, insured, AAA rated general obligation or revenue bonds. Salisbury's portfolio is mostly comprised of tax-exempt general obligation bonds or public-purpose revenue bonds for schools, municipal offices, sewer infrastructure and fire houses, for small towns and municipalities across the United States. In the wake of the financial crisis, most monoline bond insurers had their ratings downgraded or withdrawn because of excessive exposure to insurance for collateralized debt obligations. Where appropriate Salisbury performs credit underwriting reviews of issuers, including some that have had their ratings withdrawn and are insured by insurers that have had their ratings withdrawn, to assess default risk. Management expects to recover the entire amortized cost basis of these securities. Salisbury does not intend to sell these securities and it is not more likely than not that Salisbury will be required to sell these securities before recovery of their cost basis, which may be maturity. Management does not consider these securities to be OTTI at December 31, 2012.

Non-agency CMOs: Salisbury monitors detailed cash flow data and projections for its non-agency CMOs, including at December 31, 2012, to assess whether any of the securities were OTTI. Salisbury uses third party provided cash flow forecasts for each security based on a variety of market driven assumptions and securitization terms, including prepayment speed, default or delinquency rate, and default severity for losses including interest, legal fees, property repairs, expenses and realtor fees, that, together with the loan amount are subtracted from collateral sales proceeds to determine severity. In 2009 Salisbury determined that five non-agency CMO securities reflected OTTI and recognized losses for deterioration in credit quality of $1,128,000. Salisbury judged the four remaining securities not to have additional OTTI and all other CMO securities not to be OTTI as of December 31, 2012. It is possible that future loss assumptions could change necessitating Salisbury to recognize future OTTI for further deterioration in credit quality. Salisbury does not intend to sell these securities and it is not more likely than not that Salisbury will be required to sell these securities before recovery of their cost basis.

Securities for which an OTTI has been recognized are as follows:

Years ended December 31, (in thousands)	2012	2011
Non-Agency CMOs		
OTTI losses (unrealized and realized)	$ -	$ -
Less: unrealized OTTI recognized in other comprehensive loss	-	-
Net impairment losses recognized in earnings	$ -	$ -

The following table presents activity related to credit losses recognized into earnings on the non-agency CMOs held by Salisbury for which a portion of an OTTI charge was recognized in accumulated other comprehensive income:

Years ended December 31, (in thousands)	2012	2011
Balance, beginning of period	$ 1,128	$ 1,128
Credit component on debt securities in which OTTI was not previously recognized	-	-
Balance, end of period	$ 1,128	$ 1,128

NOTE 3 - LOANS

The composition of loans receivable and loans held-for-sale is as follows:

Years ended December 31, (in thousands)	2012	2011
Residential 1-4 family	$ 198,552	$ 187,676
Residential 5+ multifamily	3,889	3,187
Construction of residential 1-4 family	2,379	5,305
Home equity credit	34,162	34,621
Residential real estate	238,982	230,789
Commercial	87,382	81,958
Construction of commercial	5,823	7,069
Commercial real estate	93,205	89,027
Farm land	4,320	4,925
Vacant land	9,926	12,828
Real estate secured	346,433	337,569
Commercial and industrial	38,094	29,358
Municipal	3,378	2,415
Consumer	4,181	4,496
Loans receivable, gross	392,086	373,838
Deferred loan origination fees and costs, net	1,032	1,004
Allowance for loan losses	(4,360)	(4,076)
Loans receivable, net	$ 388,758	$ 370,766
Loans held-for-sale		
Residential 1-4 family	$ 1,879	$ 948

Salisbury has entered into loan participation agreements with other banks and transferred a portion of its originated loans to the participating banks. Transferred amounts are accounted for as sales and excluded from Salisbury's loans receivable. Salisbury and its participating lenders share ratably in any gains or losses that may result from a borrower's lack of compliance with contractual terms of the loan. Salisbury services the loans on behalf of the participating lenders and, as such, collects cash payments from the borrowers, remits payments (net of servicing fees) to participating lenders and disburses required escrow funds to relevant parties.

At December 31, 2012 and 2011, Salisbury serviced commercial real estate loans for other banks under loan participation agreements totaling $1,847,000 and $1,915,000, respectively. Salisbury did not purchase or sell any loan participations in 2012.

Concentrations of Credit Risk

Salisbury's loans consist primarily of residential and commercial real estate loans located principally in northwestern Connecticut and nearby New York and Massachusetts towns, which constitute Salisbury's service area. Salisbury offers a broad range of loan and credit facilities to borrowers in its service area, including residential mortgage loans, commercial real estate loans, construction loans, working capital loans, equipment loans, and a variety of consumer loans, including home equity lines of credit, and installment and collateral loans. All residential and commercial mortgage loans are collateralized by first or second mortgages on real estate. The ability of single family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity within the market area and real estate values. The ability of commercial borrowers to honor their repayment commitments is dependent on the general economy as well as the health of the real estate economic sector in Salisbury's market area.

Credit Quality

Salisbury uses credit risk ratings to determine its allowance for loan losses. Credit risk ratings categorize loans by common financial and structural characteristics that measure the credit strength of a borrower. The rating model has eight risk rating grades, with each grade corresponding to a progressively greater risk of default. Grades 1 through 4 are pass ratings and 5 through 8 are criticized as defined by the regulatory agencies. Risk ratings are assigned to differentiate risk within the portfolio and are reviewed on an ongoing basis and revised, if needed, to reflect changes in the borrowers' current financial position and outlook, risk profiles and the related collateral and structural positions.

Loans rated as "special mention" possess credit deficiencies or potential weaknesses deserving management's close attention that if left uncorrected may result in deterioration of the repayment prospects for the loans at some future date.

Loans rated as "substandard" are loans where the Bank's position is clearly not protected adequately by borrower current net worth or payment capacity. These loans have well defined weaknesses based on objective evidence and include loans where future losses to the Bank may result if deficiencies are not corrected, and loans where the primary source of repayment such as income is diminished and the Bank must rely on sale of collateral or other secondary sources of collection.

Loans rated "doubtful" have the same weaknesses as substandard loans with the added characteristic that the weakness makes collection or liquidation in full, given current facts, conditions, and values, to be highly improbable. The possibility of loss is high, but due to certain important and reasonably specific pending factors, which may work to strengthen the loan, its reclassification as an estimated loss is deferred until its exact status can be determined.

Loans classified as "loss" are considered uncollectible and of such little value, that continuance as Bank assets is unwarranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather, it is not practical or desirable to defer writing off this loan even though partial recovery may be made in the future.

Management actively reviews and tests its credit risk ratings against actual experience and engages an independent third-party to annually validate its assignment of credit risk ratings. In addition, the Bank's loan portfolio is examined periodically by its regulatory agencies, the FDIC and CTDOB.

The composition of loans receivable by risk rating grade is as follows:

(in thousands)	Pass	Special mention	Substandard	Doubtful	Loss	Total
December 31, 2012						
Residential 1-4 family	$ 180,442	$ 12,473	$ 5,538	$ 99	$ -	$ 198,552
Residential 5+ multifamily	2,872	773	244	-	-	3,889
Construction of residential 1-4 family	1,570	-	809	-	-	2,379
Home equity credit	30,981	1,848	1,333	-	-	34,162
Residential real estate	215,865	15,094	7,924	99	-	238,982
Commercial	64,817	13,299	9,266	-	-	87,382
Construction of commercial	5,055	297	471	-	-	5,823
Commercial real estate	69,872	13,596	9,737	-	-	93,205
Farm land	2,799	341	1,180	-	-	4,320
Vacant land	4,885	863	4,178	-	-	9,926
Real estate secured	293,421	29,894	23,019	99	-	346,433
Commercial and industrial	28,453	8,300	1,341	-	-	38,094
Municipal	3,378	-	-	-	-	3,378
Consumer	3,994	159	28	-	-	4,181
Loans receivable, gross	$ 329,246	$ 38,353	$ 24,388	$ 99	$ -	$ 392,086
December 31, 2011						
Residential 1-4 family	$ 168,326	$ 15,517	$ 3,833	$ -	$ -	$ 187,676
Residential 5+ multifamily	2,752	435	-	-	-	3,187
Construction of residential 1-4 family	4,116	415	774	-	-	5,305
Home equity credit	**31,843**	**1,451**	**1,327**	**-**	**-**	**34,621**
Residential real estate	207,037	17,818	5,934	-	-	230,789
Commercial	64,458	6,187	11,313	-	-	81,958
Construction of commercial	6,296	302	471	-	-	7,069
Commercial real estate	70,754	6,489	11,784	-	-	89,027
Farm land	2,327	1,768	830	-	-	4,925
Vacant land	8,039	883	3,906	-	-	12,828
Real estate secured	288,157	26,958	22,454	-	-	337,569
Commercial and industrial	21,104	6,847	1,407	-	-	29,358
Municipal	2,415	-	-	-	-	2,415
Consumer	4,254	178	64	-	-	4,496
Loans receivable, gross	$ 315,930	$ 33,983	$ 23,925	$ -	$ -	$ 373,838

The composition of loans receivable by delinquency status is as follows:

(in thousands)	Current	Past due							Non- accrual
		1-29 days	30-59 days	60-89 days	90-179 days	180 days and over	30 days and over	Accruing 90 days and over	
December 31, 2012									
Residential 1-4 family	$ 190,488	$ 2,545	$ 3,578	$ 639	$ 1,185	$ 117	$ 5,519	$ -	$ 3,024
Residential 5+ multifamily	3,889	-	-	-	-	-	-	-	-
Residential 1-4 family construction	2,379	-	-	-	-	-	-	-	-
Home equity credit	32,540	890	113	396	-	223	732	-	442
Residential real estate	229,296	3,435	3,691	1,035	1,185	340	6,251	-	3,466
Commercial	83,477	864	1,104	566	58	1,313	3,042	-	2,214
Construction of commercial	5,659	-	164	-	-	-	164	-	21
Commercial real estate	89,136	864	1,268	566	58	1,313	3,206	-	2,235
Farm land	3,898	422	-	-	-	-	-	-	-
Vacant land	5,932	-	-	48	740	3,206	3,994	-	3,994
Real estate secured	328,262	4,721	4,959	1,649	1,983	4,859	13,451	-	9,696
Commercial and industrial	37,618	351	26	99	-	-	126	-	164
Municipal	3,378	-	-	-	-	-	-	-	-
Consumer	4,034	108	25	14	-	-	39	-	-
Loans receivable, gross	$ 373,292	$ 5,180	$ 5,010	$ 1,762	$ 1,983	$ 4,859	$ 13,616	$ -	$ 9,860
December 31, 2011									
Residential 1-4 family	$ 182,263	$ 3,772	$ 811	$ 121	$ -	$ 709	$ 1,641	$ -	$ 1,240
Residential 5+ multifamily	2,918	-	112	157	-	-	269	-	-
Residential 1-4 family construction	5,305	-	-	-	-	-	-	-	-
Home equity credit	34,124	298	50	-	83	66	199	-	173
Residential real estate	224,610	4,070	973	278	83	775	2,109	-	1,413
Commercial	75,486	3,887	483	180	930	992	2,585	-	2,317
Construction of commercial	6,796	108	145	-	20	-	165	-	20
Commercial real estate	82,282	3,995	628	180	950	992	2,750	-	2,337
Farm land	4,499	46	380	-	-	-	380	-	-
Vacant land	9,047	73	50	-	-	3,658	3,708	-	3,658
Real estate secured	320,438	8,184	2,031	458	1,033	5,425	8,947	-	7,408
Commercial and industrial	28,542	152	51	1	62	550	664	-	668
Municipal	2,415	-	-	-	-	-	-	-	-
Consumer	4,371	72	51	2	-	-	53	-	-
Loans receivable, gross	$ 355,766	$ 8,408	$ 2,133	$ 461	$ 1,095	$ 5,975	$ 9,664	$ -	$ 8,076

Interest on non-accrual loans that would have been recorded as additional interest income for the years ended December 31, 2012, 2011 and 2010 had the loans been current in accordance with their original terms totaled $507,000, $700,000 and $335,000, respectively.

Troubled Debt Restructurings

Troubled debt restructurings occurring during the periods are as follows:

(in thousands)	December 31, 2012 Quantity	Pre-modification balance	Post-modification balance	December 31, 2011 Quantity	Pre-modification balance	Post-modification balance
Residential real estate	9	$ 2,002	$ 2,002	3	$ 2,010	$ 2,010
Commercial real estate	4	1,871	1,871	2	305	305
Commercial and industrial	4	528	528	2	273	273
Troubled debt restructurings	17	$ 4,401	$ 4,401	7	$ 2,588	$ 2,588
Rate reduction and term extension	3	$ 513	$ 513	2	$ 1,260	$ 1,260
Rate reduction and note bifurcation	-	-	-	2	1,000	1,000
Debt consolidation and term extension	4	2,276	2,276	2	278	278
Rate reduction	3	727	727	-	-	-
Rate reduction interest only	2	625	625	-	-	-
Debt consolidation, rate reduction and term extension, note bifurcation	1	99	99	-	-	-
Refinance	1	80	80	-	-	-
Modification pursuant to bankruptcy	1	34	34	-	-	-
Seasonal interest only concession	1	26	26	-	-	-
Term extension	1	21	21	1	50	50
Troubled debt restructurings	17	$ 4,401	$ 4,401	7	$ 2,588	$ 2,588

Seventeen loans were restructured during 2012, of which one loan, totaling $905,000, was past due 30-59 days and two loans totaling $183,000 were past due 60-89 days at December 31, 2012.

Impaired loans

Loans individually evaluated for impairment (impaired loans) are loans for which Salisbury does not expect to collect all contractual principal and interest in accordance with the contractual terms of the loan. Impaired loans include all modified loans classified as troubled debt restructurings (TDRs) and loans on non-accrual status. The components of impaired loans are as follows:

Years ended December 31, (in thousands)	2012	2011
Non-accrual loans, excluding troubled debt restructured loans	$ 7,579	$ 6,323
Non-accrual troubled debt restructured loans	2,280	1,753
Accruing troubled debt restructured loans	6,703	4,602
Total impaired loans	$ 16,562	$ 12,678
Commitments to lend additional amounts to impaired borrowers	$ -	$ -

Allowance for Loan Losses

Changes in the allowance for loan losses are as follows:

Years ended (in thousands)	December 31, 2012 Beginning balance	Provision	Charge-offs	Reco-veries	Ending balance	December 31, 2011 Beginning balance	Provision	Charge-offs	Reco-veries	Ending balance
Residential	$ 1,479	$ 688	$ (233)	$ -	$ 1,934	$ 1,504	$ 329	$ (357)	$ 3	$ 1,479
Commercial	1,139	(52)	(64)	36	1,059	1,132	258	(274)	23	1,139
Land	409	167	(276)	-	300	392	371	(354)	-	409
Real estate	3,027	803	(573)	36	3,293	3,028	958	(985)	26	3,027
Commercial & industrial	704	(21)	(222)	38	499	540	315	(180)	29	704
Municipal	24	12	-	-	36	51	(27)	-	-	24
Consumer	79	78	(91)	26	92	164	89	(201)	27	79
Unallocated	242	198	-	-	440	137	105	-	-	242
Totals	$ 4,076	$ 1,070	$ (886)	$ 100	$ 4,360	$ 3,920	$ 1,440	$(1,366)	$ 82	$ 4,076
2010						$ 3,473	$ 1,000	$ (582)	$ 29	$ 3,920

The composition of loans receivable and the allowance for loan losses is as follows:

(in thousands)	Collectively evaluated		Individually evaluated		Total portfolio	
	Loans	Allowance	Loans	Allowance	Loans	Allowance
December 31, 2012						
Residential 1-4 family	$ 191,886	$ 743	$ 6,666	$ 652	$ 198,552	$ 1,395
Residential 5+ multifamily	2,913	22	976	50	3,889	72
Construction of residential 1-4 family	2,379	10	-	-	2,379	10
Home equity credit	33,697	365	465	92	34,162	457
Residential real estate	230,875	1,140	8,107	794	238,982	1,934
Commercial	81,635	931	5,747	64	87,382	995
Construction of commercial	5,802	64	21	-	5,823	64
Commercial real estate	87,437	995	5,768	64	93,205	1,059
Farm land	4,320	66	-	-	4,320	66
Vacant land	5,795	70	4,131	164	9,926	234
Real estate secured	328,427	2,271	18,006	1,022	346,433	3,293
Commercial and industrial	37,073	467	1,021	32	38,094	499
Municipal	3,378	36	-	-	3,378	36
Consumer	4,061	39	120	53	4,181	92
Unallocated allowance	-	-	-	-	-	440
Totals	$ 372,939	$ 2,813	$ 19,147	$ 1,107	$ 392,086	$ 4,360

(in thousands)	Collectively evaluated		Individually evaluated		Total portfolio	
	Loans	Allowance	Loans	Allowance	Loans	Allowance
December 31, 2011						
Residential 1-4 family	$ 182,695	$ 762	$ 4,981	$ 297	$ 187,676	$ 1,059
Residential 5+ multifamily	2,437	17	750	4	3,187	21
Construction of residential 1-4 family	4,606	17	699	-	5,305	17
Home equity credit	34,333	382	288	-	34,621	382
Residential real estate	224,071	1,178	6,718	301	230,789	1,479
Commercial	74,419	840	7,539	202	81,958	1,042
Construction of commercial	7,049	77	20	20	7,069	97
Commercial real estate	81,468	917	7,559	222	89,027	1,139
Farm land	4,095	35	830	150	4,925	185
Vacant land	9,021	104	3,807	120	12,828	224
Real estate secured	318,655	2,234	18,914	793	337,569	3,027
Commercial and industrial	28,091	368	1,267	336	29,358	704
Municipal	2,415	24	-	-	2,415	24
Consumer	4,431	44	65	35	4,496	79
Unallocated allowance	-	-	-	-	-	242
Totals	$ 353,592	$ 2,670	$ 20,246	$ 1,164	$ 373,838	$ 4,076

The credit quality segments of loans receivable and the allowance for loan losses are as follows:

December 31, 2012 (in thousands)	Collectively evaluated		Individually evaluated		Total portfolio	
	Loans	Allowance	Loans	Allowance	Loans	Allowance
Performing loans	$ 364,593	$ 2,567	$ 121	$ 52	$ 364,714	$ 2,619
Potential problem loans	8,345	246	2,465	131	10,810	377
Impaired loans	-	-	16,562	924	16,562	924
Unallocated allowance	-	-	-	-	-	440
Totals	$ 372,938	$ 2,813	$ 19,148	$ 1,107	$ 392,086	$ 4,360

A specific valuation allowance is established for the impairment amount of each impaired loan, calculated using the fair value of expected cash flows or collateral, in accordance with the most likely means of recovery. Certain data with respect to loans individually evaluated for impairment is as follows:

(in thousands)	Impaired loans with specific allowance Loan balance Book	Note	Average	Specific allowance	Income recognized	Impaired loans with no specific allowance Loan balance Book	Note	Average	Income recognized
December 31, 2012									
Residential 1-4 family	$ 3,857	$ 3,925	$ 2,404	$ 578	$ 77	$ 2,263	$ 2,460	$ 1,601	$ 34
Home equity credit	351	351	146	92	-	91	93	203	-
Residential real estate	4,208	4,276	2,550	670	77	2,354	2,553	1,804	34
Commercial	1,629	1,784	1,925	64	60	3,381	3,576	3,122	82
Vacant land	3,186	3,387	1,455	158	-	808	1,467	2,358	4
Real estate secured	9,023	9,447	5,930	892	137	6,543	7,596	7,284	120
Commercial and industrial	335	368	833	32	13	661	1,063	854	31
Consumer	-	-	-	-	-	-	-	-	-
Totals	$ 9,358	$ 9,815	$ 6,763	$ 924	$ 150	$ 7,204	$ 8,659	$ 8,138	$ 151
December 31, 2011									
Residential 1-4 family	$ 3,012	$ 3,160	$ 1,822	$ 266	$ 38	$ 390	$ 426	$ 3,875	$ -
Home equity credit	-	-	-	-	-	173	177	227	-
Residential real estate	3,012	3,160	1,822	266	38	563	603	4,102	-
Commercial	2,151	2,405	2,550	203	77	2,157	2,612	2,175	37
Vacant land	594	774	639	70	-	3,063	3,627	3,243	-
Real estate secured	5,757	6,339	5,011	539	115	5,783	6,842	9,520	37
Commercial and industrial	560	639	364	335	-	577	1,221	876	16
Consumer	-	-	-	-	-	-	142	14	-
Totals	$ 6,317	$ 6,978	$ 5,375	$ 874	$ 115	$ 6,360	$ 8,205	$ 10,410	$ 53

NOTE 4 - MORTGAGE SERVICING RIGHTS

Loans serviced for others are not included in the Consolidated Balance Sheets. Balance of loans serviced for others and the fair value of mortgage servicing rights are as follows:

Years ended December 31, (in thousands)	2012	2011
Residential mortgage loans serviced for others	$ 145,934	$ 114,800
Fair value of mortgage servicing rights	1,159	865

Changes in mortgage servicing rights are as follows:

Years ended December 31, (in thousands)	2012	2011	2010
Loan Servicing Rights			
Balance, beginning of period	$ 772	$ 683	$ 427
Originated	682	329	453
Amortization (1)	(379)	(240)	(197)
Balance, end of period	1,075	772	683
Valuation Allowance			
Balance, beginning of period	(22)	(10)	(30)
(Increase) decrease in impairment reserve (1)	(16)	(12)	20
Balance, end of period	(38)	(22)	(10)
Loan servicing rights, net	$ 1,037	$ 750	$ 673

(1) Amortization expense and changes in the impairment reserve are recorded in loan servicing fee income.

NOTE 5 - PLEDGED ASSETS

The following securities and loans were pledged to secure public and trust deposits, securities sold under agreements to repurchase, FHLBB advances and credit facilities available.

Years ended December 31, (in thousands)	2012	2011
Securities available-for-sale (at fair value)	$ 54,497	$ 68,839
Loans receivable	106,457	132,720
Total pledged assets	$ 160,954	$ 201,559

At December 31, 2012 securities were pledged as follows: $44.2 million to secure public deposits, $10.1 million to secure repurchase agreements and $0.2 million to secure FHLBB and FRB advances. Loans receivable were pledged to secure FHLBB advances and credit facilities.

NOTE 6 - BANK PREMISES AND EQUIPMENT

The components of premises and equipment are as follows:

Years ended December 31, (in thousands)	2012	2011
Land	$ 2,137	$ 2,137
Buildings and improvements	9,658	9,435
Leasehold improvements	706	706
Furniture, fixtures, equipment and software	5,392	5,103
Construction in progress, including land acquisition and development	44	216
Total cost	17,937	17,597
Accumulated depreciation and amortization	(6,417)	(5,574)
Bank premises and equipment, net	$ 11,520	$ 12,023

NOTE 7 - GOODWILL AND INTANGIBLE ASSETS

Changes in the carrying values of goodwill and intangible assets were as follows:

Years ended December 31, (in thousands)	2012	2011	2010
Goodwill (1)			
Balance, beginning of period	$ 9,829	$ 9,829	$ 9,829
Additions	-	-	-
Impairment	-	-	-
Balance, end of period	$ 9,829	$ 9,829	$ 9,829
Core Deposit Intangibles			
Cost, beginning of period	$ 2,543	$ 2,543	$ 2,543
Additions	-	-	-
Impairment	-	-	-
Cost, end of period	2,543	2,543	2,543
Amortization, beginning of period	(1,523)	(1,301)	(1,079)
Amortization	(222)	(222)	(222)
Amortization, end of period	(1,745)	(1,523)	(1,301)
Core deposit intangibles, net	$ 798	$ 1,020	$ 1,242

(1) Not subject to amortization.

In December 2009, Salisbury acquired the Canaan, Connecticut branch office of Webster Bank, National Association and assumed approximately $11 million in deposits and acquired approximately $2.5 million in loans, and a property located at 10 Granite Ave., Canaan, Connecticut that Salisbury sold in 2010. Salisbury assigned a core deposit intangible of $463,000 to the acquisition.

Salisbury evaluated its goodwill and intangible assets as of December 31, 2012, and 2011, and found no impairment. Estimated annual amortization expense of core deposit intangibles is as follows:

Years ended December 31, (in thousands)	CDI amortization
2013	$ 222
2014	196
2015	154
2016	154
2017	58

NOTE 8 - DEPOSITS

Scheduled maturities of time certificates of deposit were as follows:

Years ended December 31, (in thousands)	CD maturities
2013	$ 57,530
2014	21,883
2015	6,456
2016	5,120
2017	2,899
Total	$ 93,888

The total amount and scheduled maturities of time certificates of deposit in denominations of $100,000 or more were as follows:

Years ended December 31, (in thousands)	2012	2011
Less than three months	$ 6,094	$ 6,973
Within three-to-six months	4,416	6,927
Within six-to-twelve months	9,166	7,792
Over one year	15,458	19,251
Total	$ 35,134	$ 40,943

Deposit growth resulted primarily from an increase in demand deposits and savings, offset in part by a decrease in certificates of deposit. Deposits include a single relationship, the Bank's largest, which totals $43.1 million, or 8.77% of total deposits at December 31, 2012.

NOTE 9 – SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Salisbury enters into overnight and short-term repurchase agreements with its customers. Securities sold under repurchase agreements are as follows:

Years ended December 31, (dollars in thousands)	2012	2011
Repurchase agreements, ending balance	$ 1,784	$ 12,148
Repurchase agreements, average balance during period	5,879	12,510
Book value of collateral	9,942	18,788
Market value of collateral	10,128	19,149
Weighted average rate during period	0.39%	0.50%
Weighted average maturity	1 day	1 day

NOTE 10 – FEDERAL HOME LOAN BANK OF BOSTON ADVANCES

Federal Home Loan Bank of Boston ("FHLBB") advances are as follows:

	December 31, 2012			December 31, 2011		
(dollars in thousands)	Total	Callable (1)	Rate (2)	Total	Callable (1)	Rate (2)
2012	$ -	$ -	0.00%	$ 12,636	$ 5,000	3.440%
2013	1,569	-	3.89	11,569	10,000	4.75
2014	1,598	-	3.87	1,598	-	3.87
2015	791	-	3.88	791	-	3.88
2016	15,022	15,000	4.08	15,021	15,000	4.08
2017	6,000	6,000	4.05	6,000	6,000	4.05
2018	7,000	-	3.74	7,000	-	3.74
Total	$ 31,980	$ 21,000	3.99%	$ 54,615	$ 36,000	4.00%

(1) Represents the portion of advances that are callable. Callable advances are presented by scheduled maturity. Callable advances are callable quarterly or one time callable by the FHLBB.
(2) Weighted average rate based on scheduled maturity dates.

In addition to outstanding advances, Salisbury has access to an unused FHLBB line of credit of $3.5 million at December 31, 2012. Advances from the FHLBB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one-to-four family properties, certain unencumbered investment securities and other qualified assets.

The following table sets forth certain information concerning short-term FHLBB advances:

Years ended December 31, (dollars in thousands)	2012	2011
Highest month-end balance during period	$ -	$ -
Ending balance	-	-
Average balance during period	-	2
Weighted average rate during period	0.00%	0.02%
Weighted average rate at end of period	-	-

NOTE 11 – NET DEFERRED TAX ASSET AND INCOME TAXES

Salisbury provides deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is more likely than not. The components of the income tax provision were as follows:

Years ended December 31, (in thousands)	2012	2011	2010
Federal	$ 1,076	$ 739	$ 572
State	112	81	50
Current provision	1,188	820	622
Federal	(199)	130	71
State	-	-	-
Change in valuation allowance	-	-	-
Deferred benefit	(199)	130	71
Income tax provision (benefit)	$ 989	$ 950	$ 693

The following is a reconciliation of the expected federal statutory tax to the income tax provision:

Years ended December 31, (in thousands)	2012	2011	2010
Income tax at statutory federal tax rate	34.0%	34.0%	34.0%
Connecticut Corporation tax net of federal tax benefit	1.47	1.1	0.8
Tax exempt income and dividends received deduction	(16.25)	(17.5)	(19.6)
Other	0.27	1.2	0.7
Change in valuation allowance	-	-	-
Effective income tax rates	19.49%	18.80%	15.9%

The components of Salisbury's net deferred tax assets are as follows:

Years ended December 31, (in thousands)	2012	2011
Allowance for loan losses	$ 1,259	$ 1,162
Interest on non-performing loans	220	156
Accrued deferred compensation	46	50
Post-retirement benefits	15	15
Other real estate owned property write-down	7	-
Capital loss carry forward	349	349
Unrecognized pension expense	242	1,060
Write-down of securities	1,388	1,388
Alternative minimum tax	591	751
Net unrealized holding loss on available-for-sale securities	-	-
Gross deferred tax assets	4,117	4,931
Valuation allowance	(349)	(349)
Gross deferred tax assets, net	3,768	4,582
Deferred loan costs, net	(351)	(342)
Goodwill and core deposit intangible asset	(736)	(725)
Accelerated depreciation	(1,171)	(1,254)
Mark-to-market purchase accounting adjustments	(17)	(28)
Mortgage servicing rights	(353)	(255)
Prepaid pension	(234)	(453)
Net unrealized holding gain on available-for-sale securities	(1,496)	(696)
Gross deferred tax liabilities	(4,358)	(3,753)
Net deferred tax asset	$ (590)	$ 829

Salisbury will only recognize a deferred tax asset when, based upon available evidence, realization is more likely than not.

At December 31, 2012 and 2011, a valuation allowance was established for the entire amount of the state deferred tax assets as a result of Connecticut legislation that permits banks to shelter certain mortgage income from the Connecticut corporation business tax through the use of a special purpose entity called a Passive Investment Company ("PIC"). In accordance with this legislation, in 2004, Salisbury formed a PIC, SBT Mortgage Service Corporation. Salisbury does not expect to pay state income tax in the foreseeable future unless there is a change in Connecticut law. Accordingly, Salisbury does not expect to be able to utilize the net operation losses generated by the PIC and has established a valuation allowance.

Salisbury's policy is to provide for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. As of December 31, 2012 and 2011, there was no material uncertain tax positions related to federal and state tax matters. Salisbury is currently open to audit under the statute of limitations by the Internal Revenue Service and state taxing authorities for the years ended December 31, 2009 through December 31, 2012.

NOTE 12 – SHAREHOLDERS' EQUITY

Capital Requirements

Salisbury and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional and discretionary actions by the regulators that, if undertaken, could have a direct material effect on Salisbury and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Salisbury and the Bank must meet specific guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Salisbury and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Salisbury and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined) to average assets (as defined) and total and Tier 1 capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2012, that Salisbury and the Bank meet all of their capital adequacy requirements.

The Bank was classified, as of its most recent notification, as "well capitalized". The Bank's actual regulatory capital position and minimum capital requirements as defined "To Be Well Capitalized Under Prompt Corrective Action Provisions" and "For Capital Adequacy Purposes" are as follows:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012						
Total Capital (to risk-weighted assets)						
Salisbury	$ 63,391	16.63%	$ 30,494	8.0%	n/a	-
Bank	53,132	13.77	30,866	8.0	$38,582	10.0%
Tier 1 Capital (to risk-weighted assets)						
Salisbury	58,933	15.46	15,247	4.0	n/a	-
Bank	48,674	12.62	15,432	4.0	23,149	6.0
Tier 1 Capital (to average assets)						
Salisbury	58,933	9.87	23,876	4.0	n/a	-
Bank	48,674	8.15	23,876	4.0	29,845	5.0
December 31, 2011						
Total Capital (to risk-weighted assets)						
Salisbury	$ 60,869	15.97%	$ 30,490	8.0%	n/a	-
Bank	50,729	13.16	30,840	8.0	$38,550	10.0%
Tier 1 Capital (to risk-weighted assets)						
Salisbury	56,718	14.88	15,245	4.0	n/a	-
Bank	46,578	12.08	15,420	4.0	23,130	6.0
Tier 1 Capital (to average assets)						
Salisbury	56,718	9.45	24,014	4.0	n/a	-
Bank	46,578	7.77	23,969	4.0	29,961	5.0

Restrictions on Cash Dividends to Common Shareholders

Salisbury's ability to pay cash dividends is substantially dependent on the Bank's ability to pay cash dividends to Salisbury. There are certain restrictions on the payment of cash dividends and other payments by the Bank to Salisbury. Under Connecticut law, the Bank cannot declare a cash dividend except from net profits, defined as the remainder of all earnings from current operations. The total of all cash dividends declared by the Bank in any calendar year shall not, unless specifically approved by the Banking Commissioner, exceed the total of its net profits of that year combined with its retained net profits of the preceding two years.

FRB Supervisory Letter SR 09-4, February 24, 2009, revised March 27, 2009, notes that, as a general matter, the Board of Directors of a Bank Holding Company ("BHC") should inform the Federal Reserve and should eliminate, defer, or significantly reduce dividends if (1) net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (2) the prospective rate of earnings retention is not consistent with capital needs and overall current and prospective financial condition; or (3) the BHC will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. Moreover, a BHC should inform the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period (e.g., quarter) for which the dividend is being paid or that could result in a material adverse change to the BHC capital structure.

Preferred Stock

In August 2011, Salisbury issued to the U.S. Secretary of the Treasury (the "Treasury") $16,000,000 of its Series B Preferred Stock under the Small Business Lending Fund (the "SBLF") program. The SBLF program is a $30 billion fund established under the Small Business Jobs Act of 2010 to encourage lending to small businesses by providing Tier 1 capital to qualified community banks with assets of less than $10 billion. The Preferred Stock qualifies as Tier 1 capital for regulatory purposes and ranks senior to the Common Stock.

The Series B Preferred Stock pays noncumulative dividends. The dividend rate on the Series B Preferred Stock for the initial ten quarterly dividend periods, commencing with the period ended September 30, 2011 and ending with the period ended December 31, 2013, is determined each quarter based on the increase in the Bank's Qualified Small Business Lending over a baseline amount. The dividend rate for the quarterly period ended December 31, 2012 was 1.00%. For the eleventh quarterly dividend payment through four and one-half years after its issuance, the dividend rate on the Series B Preferred Stock will be fixed at the rate in effect at the end of the ninth quarterly dividend period and after four and one-half years from its issuance the dividend rate will be fixed at 9 percent per annum. The Series B Preferred Stock is non-voting, other than voting rights on matters that could adversely affect the Series B Preferred Stock. The Series B Preferred Stock is redeemable at any time at one hundred percent of the issue price plus any accrued and unpaid dividends.

Simultaneously with the receipt of the SBLF capital, Salisbury repurchased for $8,816,000 all of its Series A Preferred Stock sold to the Treasury in 2009 under the Capital Purchase Program, a part of the Troubled Asset Relief Program of the Emergency Economic Stabilization Act of 2008, and made a payment for accrued dividends. The transaction resulted in net capital proceeds to Salisbury of $7,184,000, of which Salisbury invested $6,465,600, or 90%, in the Bank as Tier 1 Capital.

As part of the CPP, Salisbury had issued to the Treasury a 10-year Warrant to purchase 57,671 shares of Common Stock at an exercise price of $22.93 per share. The Warrant was repurchased for $205,000 on November 2, 2011 and simultaneously cancelled.

NOTE 13 – PENSION AND OTHER BENEFITS

Salisbury has an insured noncontributory defined benefit retirement plan available to employees eligible as to age and length of service. Benefits are based on a covered employee's final average compensation, primary social security benefit and credited service. The Bank makes annual contributions which meet the Employee Retirement Income Security Act minimum funding requirements.

During 2013 Salisbury decided to complete its transition from providing retirement benefits under a defined benefit plan (pension plan) to a defined contribution plan (401(K) Plan).

Effective December 31, 2012, the pension plan was frozen, by amending the plan to freeze retirement benefits at current levels and discontinue future benefit accruals. Effective September 1, 2006, the pension plan was amended to provide that employees hired or rehired on or after September 1, 2006 are not eligible to participate in the plan.

Simultaneously with the freezing of the pension plan, Salisbury increased its 401(K) Plan benefits for 2013, as detailed below.

The plan's projected benefit obligation, fair value of plan assets and funded status are as follows:

Years ended December 31, (in thousands)	2012	2011	2010
Change in projected benefit obligation			
Benefit obligation at beginning of year	$ 7,949	$ 6,639	$ 6,251
Actuarial loss/ (gain)	1,012	1,073	117
Service cost	404	343	349
Interest cost	358	383	361
Curtailments and settlements	(3,586)	-	-
Benefits paid	(98)	(489)	(439)
Benefit obligation at end of year	6,039	7,949	6,639
Change in plan assets			
Plan assets at estimated fair value at beginning of year	6,164	5,668	5,298
Actual return on plan assets	720	97	537
Contributions by employer	129	888	272
Curtailments and settlements	(896)	-	-
Benefits paid	(98)	(489)	(439)
Fair value of plan assets at end of year	6,019	6,164	5,668
Funded status and recognized liability included in other liabilities on the balance sheet	$ (20)	$ (1,785)	$ (971)

The components of amounts recognized in accumulated other comprehensive loss, before tax effect, are as follows:

Years ended December 31, (in thousands)	2012	2011	2010
Net loss	$ 711	$ 3,118	$ 1,799
	$ 711	$ 3,118	$ 1,799

The accumulated benefit obligation for the plan was $6,039,000 and $5,707,000 at December 31, 2012 and 2011, respectively. The discount rate used in determining the actuarial present value of the projected benefit obligation was 4.35% for 2012, 4.75% for 2011 and 5.75% for 2010. The rate of increase in future compensation levels was based on the following graded table for 2012 and 2011:

Age	Rate
25	4.75%
35	4.25
45	3.75
55	3.25
65	3.00

The components of net periodic cost are as follows:

Years ended December 31, (in thousands)	2012	2011	2010
Service cost	$ 404	$ 343	$ 349
Interest cost on benefit obligation	358	383	361
Expected return on plan assets	(455)	(418)	(397)
Amortization of net loss	123	75	68
Net periodic benefit cost	430	383	381
Additional amount recognized due to settlement or curtailment	341	-	-
	771	383	381
Other changes in plan assets and benefit obligations recognized in other comprehensive loss (income):			
Net actuarial loss (gain)	(2,284)	1,394	(23)
Amortization of net loss	(123)	(75)	(68)
Total recognized in other comprehensive income (loss)	(2,407)	1,319	(91)
Total recognized in net periodic cost and other comprehensive income	$ (1,636)	$ 1,702	$ 290

The estimated net loss that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the year ended December 31, 2013 is $6,000.

The discount rate used to determine the net periodic benefit cost was 4.75% for 2012, 5.75% for 2011 and 6.00% for 2010; and the expected return on plan assets was 7.50% for 2012, 2011 and 2010.

The graded table above was also used for the rate of compensation increase in determining the net periodic benefit cost in 2012 and 2011.

Pension expense is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on pension plan assets of 7.50% for 2012. In developing the expected long-term rate of return assumption, asset class return expectations were evaluated as well as long-term inflation assumptions, and historical returns based on the current target asset allocations of 77.7% equity, 16.3% fixed income and 6.0% cash equivalents. The Bank regularly reviews the asset allocations and periodically rebalances investments when considered appropriate. While all future forecasting contains some level of estimation error, the Bank believes that 4.50% falls within a range of reasonable long-term rate of return expectations for pension plan assets. The Bank will continue to evaluate the actuarial assumptions, including expected rate of return, at least annually, and will adjust as necessary.

Plan Assets

The pension plan investments are co-managed by Salisbury's Trust and Wealth Advisory Services division and Bradley, Foster and Sargent, Inc. The investments in the plan are reviewed and approved by Salisbury's Trust Investment Committee. The asset allocation of the plan is a balanced allocation. Debt securities are timed to mature when employees are due to retire and provide cash flow for annuity payouts. Debt securities are laddered for coupon and maturity. Equities are held in the plan to achieve a moderate growth allocation and to provide growth of the principal portion of the plan and to provide diversification. The Trust Investment Committee reviews the policies of the plan. The prudent investor rule and applicable ERISA regulations apply to the management of the funds and investment selections.

The fair values of the pension plan assets are as follows:

	Fair Value Measurements at Reporting Date Using			Assets at fair
(in thousands)	Level 1	Level 2	Level 3	value
December 31, 2012				
Fixed Income				
Corporate Debt	$ -	$ 714	$ -	$ 714
Preferred Stock	63	-	-	63
Equities	4,605	-	-	4,605
Mutual Funds	268	-	-	268
Money Fund	369	-	-	369
Totals	$ 5,305	$ 714	$ -	$ 6,019
December 31, 2011				
Fixed Income				
US Government	$ -	$ 97	$ -	$ 97
Corporate Debt	-	952	-	952
Preferred Stock	63	-	-	63
Equities	4,189	-	-	4,189
Mutual Funds	287	-	-	287
Money Fund	576	-	-	576
Totals	$ 5,115	$ 1,049	$ -	$ 6,164

Salisbury's pension plan assets are generally all classified within level 1 and level 2 of the fair value hierarchy (see Note 19 for a description of the fair value hierarchy) because they are valued using quoted market prices, pricing service, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

There were no securities of Salisbury or related parties included in plan assets as of December 31, 2012 and 2011. Salisbury does not expect to make a contribution in 2013. Based on current data and assumptions, future expected benefit payments are as follows:

Future expected benefit payments (in thousands)	
2013	$ 103
2014	143
2015	374
2016	91
2017	558
2018 to 2022	1,924

401(k) Plan

Salisbury offers a 401(k) Plan to eligible employees. Under the Plan, eligible participants may contribute a percentage of their pay subject to IRS limitations. Salisbury may make discretionary contributions to the Plan. Discretionary contributions vest in full after five years.

Effective December 31, 2012, and simultaneously with the freezing of the pension plan, the 401(k) Plan was amended to increase the safe harbor contribution for all employees to 4% from 3% and to allow for an additional discretionary match of up to 6% for all employees.

Effective December 31, 2010, the 401(k) Plan was amended to provide a 3% safe harbor contribution for all employees.

Effective September 1, 2006, the 401(k) Plan was amended to provide that employees hired or rehired after September 1, 2006 are not eligible to participate in the plan. Salisbury has established a second 401(k) Plan to provide a discretionary match to employees hired or rehired on or after September 1, 2006 who satisfy certain eligibility requirements.

Salisbury's 401(k) Plan contribution expense for 2012, 2011 and 2010 was $292,000, $288,000 and $168,000, respectively.

Other Retirement Plans

Salisbury adopted ASC 715-60, "Compensation - Retirement Benefits - Defined Benefit Plans - Other Postretirement" and recognized a liability for Salisbury's future postretirement benefit obligations under endorsement split-dollar life insurance arrangements. The total liability for the arrangements included in other liabilities was $479,000 and $434,000 at December 31, 2012, and 2011, respectively. Expense under this arrangement was $45,000 for 2012 and $49,000 for 2011.

The Bank entered into a Supplemental Retirement Plan Agreement with its former Chief Executive Officer that provides for supplemental post retirement payments for a ten year period as described in the agreement. The related liability was $136,000 and $147,000 at December 31, 2012, and 2011, respectively. The related expense amounted to $12,000, $11,000 and $13,000 for 2012, 2011 and 2010, respectively.

NOTE 14 - DIRECTORS STOCK RETAINER PLAN AND LONG TERM INCENTIVE PLAN

The 2001 Directors Stock Retainer Plan of Salisbury Bancorp, Inc. ("Directors Plan") provided Salisbury's non-employee directors with shares of restricted stock as a component of their compensation for services as directors. The maximum number of shares of stock that could be issued pursuant to the Directors Plan was 15,000. The first grant date under the Directors Plan preceded the 2002 annual meeting of Shareholders. Each director whose term of office begins with or continues after the date the Directors Plan was approved by the Shareholders was issued an annual stock retainer consisting of 120 shares of fully vested restricted common stock of Salisbury. In 2011 and 2010, 1,070 and 960 shares, respectively, were issued each year under the Directors Plan and the related compensation expense was $28,000 and $21,000, respectively. The Directors Plan terminated in 2011 and no more grants may be made under the Directors Plan.

The Board of Directors adopted the 2011 Long Term Incentive Plan (the "Plan") on March 25, 2011, and the shareholders approved the Plan at the 2011 Annual Meeting. The Plan was amended on January 18, 2013. The purpose of the Plan is to assist Salisbury and the Bank in attracting, motivating, retaining and rewarding employees, officers and directors by enabling such persons to acquire or increase a proprietary interest in Salisbury in order to strengthen the mutuality of interests between such persons and our shareholders, and providing such persons with stock-based long-term performance incentives to expend their maximum efforts in the creation of shareholder value.

The terms of the Plan provide for grants of Directors Stock Retainer Awards, Stock Options, Stock Appreciation Rights ("SARs"), Restricted Stock, Restricted Stock Units, Performance Awards, Deferred Stock, Performance Awards, Dividend Equivalents, and Stock or Other Stock-Based Awards that may be settled in shares of Common Stock, cash, or other property (collectively, "Awards").

Under the Plan, the total number of shares of Common Stock reserved and available for issuance in the ten years following adoption of the Plan in connection with Awards under the Plan is 84,000 shares of Common Stock, which represented less than 5% of Salisbury's outstanding shares of Common Stock at the time the Plan was adopted. Shares of Common Stock with respect to Awards previously granted under the Plan that are cancelled, terminate without being exercised, expire, are forfeited or lapse will again be available for issuance pursuant to Awards. Also, shares of Common Stock subject to Awards settled in cash and shares of Common Stock that are surrendered in payment of any Award or any tax withholding requirements will again be available for issuance pursuant to Awards. No more than 30,000 shares of Common Stock may be issued pursuant to Awards in any one calendar year. In addition, the Plan limits the total number of shares of Common Stock that may be awarded as Incentive Stock Options ("ISOs") to 42,000 and the total number of shares of Common Stock that may be issued as Directors Stock Retainer Awards to 15,000. In 2012, each director was issued an annual stock retainer consisting of 120 shares of fully vested common stock of Salisbury. In 2012, 960 shares were issued and the related compensation expense was $24,000. The 2013 Amendment increased the number of shares to be issued to a director as an annual stock retainer to 240 shares.

The persons eligible to receive awards under the Plan are the officers, directors and employees of Salisbury and the Bank. The Plan is administered by the Human Resources and Compensation Committee ("Compensation Committee ") appointed by the Board. However, the Board may exercise any power or authority granted to the Compensation Committee. Subject to the terms of the Plan, the Compensation Committee or the Board is authorized to select eligible persons to receive Awards, determine the type and number of Awards to be granted and the number of shares of Common Stock to which Awards will relate, specify times at which Awards will be exercisable or settleable, including performance conditions that may be required as a condition thereof, set other terms and conditions of Awards, prescribe forms of Award agreements, interpret and specify rules and regulations relating to the Plan, and make all other determinations that may be necessary or advisable for the administration of the Plan.

The Compensation Committee or the Board is authorized to grant (i) stock options, including (a) ISOs which can result in potentially favorable tax treatment to the participant, and (b) non-qualified stock options, and (ii) SARs entitling the participant to receive the amount by which the fair market value of a share of Common Stock on the date of exercise exceeds the grant price of the SAR. The exercise price per share subject to an option and the grant price of a SAR are determined by the Compensation Committee or the Board, but shall not be less than the fair market value of a share of Common Stock on the date of grant.

The Compensation Committee or the Board is authorized, subject to limitations under applicable law, to grant to participants such other Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Common Stock, as deemed to be consistent with the purposes of the Plan. These could include shares of Common Stock awarded purely as a "bonus" and not subject to any restrictions or conditions, other rights convertible or exchangeable into shares of Common Stock and Awards valued by reference to book value of the Common Stock or the performance of Salisbury or the Bank. The Compensation Committee or the Board may determine the terms and conditions of such Awards.

Awards may be settled in the form of cash, shares of Common Stock, a combination of cash and shares of Common Stock or any other property, in the discretion of the Compensation Committee or the Board.

Awards granted under the Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant's death.

Awards under the Plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant, as distinguished from the exercise, except to the extent required by law.

Generally, upon a Change in Control, if the surviving entity does not assume an Award, Options and SARs and other Awards in the nature of rights that may be exercised will become fully exercisable; all time-based vesting restrictions on outstanding Awards will lapse; and any payout opportunities attainable under performance-based Awards will be deemed to have been met if the Change in Control occurs during the first half of the performance period and if the Change in Control occurs during the second half of the performance period, actual performance against targets will be measured, and in either case, the payout will be prorated for the portion of the performance period that elapsed before the Change in Control.

Generally, upon a Change in Control, if the surviving entity assumes an Award or equitably converts or substitutes an Award and within 12 months after the transaction the participant's employment is terminated without cause (as defined) or the participant resigns for good reason (as defined), Options and SARs and other Awards in the nature of rights that may be exercised will become fully exercisable; all time-based vesting restrictions on outstanding Awards will lapse; and any payout opportunities attainable under performance-based Awards will be deemed to have been met if the termination occurs during the first half of the performance period and if the termination occurs during the second half of the performance period, actual performance against targets will be measured, and in either case, the payout will be prorated for the portion of the performance period that elapsed before the termination.

Regardless of whether there has been an acceleration because of death, disability or a Change in Control, the Committee or the Board may in its sole discretion at any time determine that, upon the termination of service of a participant or the occurrence of a Change in Control, all or a portion of such participant's Options, SARs and other Awards in the nature of rights that may be exercised will become fully or partially exercisable, that all or a part of the time-based vesting restrictions on all or a portion of the participant's outstanding Awards will lapse, and/or that any performance-based criteria with respect to any Awards held by that participant will be deemed to be wholly or partially satisfied, in each case, as of such date as the Committee or the Board may, in its sole discretion, declare.

The Compensation Committee or the Board may amend, modify or terminate the Plan or the Compensation Committee's authority to grant Awards without further shareholder approval, except shareholder approval must be obtained for any amendment that would (a) materially increase the number of shares of Common Stock available under the Plan; (b) expand the types of awards under the Plan; (c) materially expand the class of persons eligible to participate in the Plan; (d) materially expand the term of the Plan; or (e) be of a nature that would require shareholder approval pursuant to any law or regulation or under the rules of the NASDAQ Capital Market.

Unless earlier terminated by the Board, the Plan will terminate on the tenth anniversary of the effective date of the Plan (March 25, 2021) or, if the shareholders approve an amendment that increases the number of shares of Common Stock subject to the Plan, the tenth anniversary of such approval. The termination of the Plan on such date will not affect the validity of any Award outstanding on the date of termination, which Award will continue to be governed by the applicable terms and conditions of the Plan.

The Plan provides that award agreements for any Awards that the Committee or the Board reasonably determines to constitute a "non-qualified deferred compensation Plan" subject to the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), will be construed in a manner consistent with the requirements of Section 409A and that the Committee or the Board may amend any Award agreement (and the provisions of the Plan) if and to the extent that the Committee or the Board determines that the amendment is necessary or appropriate to comply with the requirements of Section 409A of the Code. The Plan also provides that any such Award will be subject to certain additional requirements specified in the Plan if and to the extent required to comply with Section 409A of the Code.

NOTE 15 - RELATED PARTY TRANSACTIONS

In the normal course of business the Bank has granted loans to executive officers, directors, principal shareholders and associates of the foregoing persons considered to be related parties. Changes in loans to executive officers, directors and their related associates are as follows (there are no loans to principal shareholders):

Years ended December 31, (in thousands)		2012		2011
Balance, beginning of period	$	1,308	$	808
Change in related party status (1)		-		(427)
Advances		89		1,015
Repayments		(88)		(88)
Balance, end of period	$	1,309	$	1,308

(1) Persons that either became or were no longer considered related parties.

NOTE 16 - COMPREHENSIVE INCOME

Comprehensive income includes net income and any changes in equity from non-owner sources that are not recorded in the income statement (such as changes in net unrealized gains (losses) on securities). The purpose of reporting comprehensive income is to report a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners.

The components of comprehensive income are as follows:

Years ended December 31, (in thousands)		2012		2011		2010
Net income	$	4,077	$	4,112	$	3,660
Other comprehensive income						
Net unrealized gains on securities available-for-sale		2,632		5,973		1,908
Reclassification of net realized losses (gains) in net income		(297)		(11)		(16)
Unrealized gains on securities available-for-sale		2,353		5,962		1,892
Income tax expense		(800)		(2,027)		(643)
Unrealized gains on securities available-for-sale, net of tax		1,553		3,935		1,249
Pension plan (loss) income		2,407		(1,319)		91
Income tax (expense) benefit		(818)		448		(31)
Pension plan income (loss), net of tax		1,589		(871)		60
Other comprehensive income, net of tax		3,142		3,064		1,309
Comprehensive income	$	7,219	$	7,176	$	4,969

The components of accumulated other comprehensive loss is as follows:

Years ended December 31, (in thousands)		2012		2011
Unrealized gains (losses) on securities available-for-sale, net of tax	$	2,906	$	1,353
Unrecognized pension plan expense, net of tax		(469)		(2,058)
Accumulated other comprehensive income (loss), net	$	2,437	$	(705)

NOTE 17 - COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The Bank has entered into an agreement pursuant to which a third party is to provide the Bank with account processing services and other miscellaneous services. Under the agreement, the Bank is obligated to pay monthly processing fees through August 5, 2016. In the event the Bank chooses to cancel the agreement prior to the end of the contract term a lump sum termination fee will have to be paid. The fee shall be calculated as the average monthly billing, exclusive of pass through costs for the past twelve months, multiplied by the number of months and any portion of a month remaining in the contract term plus the total of any Promotional or monthly Allowances (as applicable), or discounted monthly fees, which were provided to the Bank for the affected Processing Services in consideration of the fulfillment of the entire term of the affected Processing Services, multiplied by the number of months the Bank was awarded each of those allowance(s) for; plus one half (1/2) of any Migration Allowance or Installation Allowance, as defined in the agreement.

Salisbury leases facilities under operating leases that expire at various dates through 2017. The leases have varying renewal options, generally require a fixed annual rent, and provide that real estate taxes, insurance, and maintenance are to be paid by Salisbury. Rent expense totaled $97,000, $93,000 and $106,000 for 2012, 2011 and 2010, respectively. Future minimum lease payments at December 31, 2012 are as follows:

Future minimum lease payments (in thousands)	
2013	75
2014	66
2015	48
2016	48
2017	28
	$ 265

Contingent Liabilities

As previously disclosed, the Bank, individually and in its capacity as a former Co-Trustee of the Erling C. Christophersen Revocable Trust (the "Trust"), was named as a defendant in litigation filed in the Connecticut Complex Litigation Docket in Stamford, captioned John Christophersen v. Erling Christophersen, et al., X08-CV-08-5009597S (the "First Action"). The Bank also was a counterclaim-defendant in related mortgage foreclosure litigation in the Connecticut Complex Litigation Docket in Stamford, captioned Salisbury Bank and Trust Company v. Erling C. Christophersen, et al., X08-CV-10-6005847-S (the "Foreclosure Action," together with the First Action, the "Actions"). The other parties to the Actions were John R. Christophersen; Erling C. Christophersen, individually and as Co-Trustee of the Trust; Bonnie Christophersen and Elena Dreiske, individually and as Co-Trustees of the Mildred B. Blount Testamentary Trust; People's United Bank; Law Offices of Gary Oberst, P.C.; Rhoda Rudnick; and Hinckley Allen & Snyder LLP.

The Actions involved a dispute over title to certain real property located in Westport, Connecticut that was conveyed by Erling Christophersen, as grantor, to the Trust on or about August 8, 2007. Subsequent to this conveyance, the Bank loaned $3,386,609 to the Trust, which was secured by a commercial mortgage in favor of the Bank on the Westport property. This mortgage is the subject of the Foreclosure Action brought by the Bank.

As previously disclosed, John Christophersen initially claimed an interest in the Westport real property transferred to the Trust and sought to quiet title to the property and to recover money damages from the defendants for the alleged wrongful divestiture of his claimed interest in the property.

On June 25, 2012, the Bank and John R. Christophersen entered into a Settlement Agreement which resolved all differences between John R. Christophersen and the Bank, and resulted in the withdrawal (with prejudice) of the claims made by John R. Christophersen. All claims against the Bank have been withdrawn and the Bank is no longer a defendant or counterclaim defendant in the Actions. As an additional consequence of the Settlement Agreement, Bonnie Christophersen, Elena Dreiske and People's United Bank are no longer parties to the Actions.

On July 27, 2012, Erling Christophersen filed a Motion to Restore the First Action, and on October 15, 2012 filed a Motion to Stay the Foreclosure Action pending resolution of the Motion to Restore. The Bank opposed both motions. On February 1, 2013, the Court issued orders denying both motions. On February 14, 2013, Erling Christophersen filed a Notice of Appeal of the orders denying his Motion to Restore the First Action, and Motion to Stay the Foreclosure Action. The Bank intends to oppose both appeals.

NOTE 18 - FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include secured interests in mortgages, accounts receivable, inventory, property, plant and equipment and income producing properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2012 and 2011, the maximum potential amount of the Bank's obligation was $34,000 for financial, commercial and standby letters of credit. The Bank's outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Bank may seek recourse through the customer's underlying line of credit. If the customer's line of credit is also in default, the Bank may take possession of the collateral, if any, securing the line of credit.

Financial instrument liabilities with off-balance sheet credit risk are as follows:

Years ended December 31, (in thousands)	2012	2011
Residential	$ 1,060	$ 1,559
Home equity credit	29,989	30,929
Commercial	2,279	6,650
Land	300	290
Real estate secured	33,628	39,428
Commercial and industrial	15,441	11,715
Consumer	1,349	1,358
Unadvanced portions of loans	50,418	52,501
Commitments to originate loans	17,727	5,860
Standby letters of credit	34	34
Total	$ 68,179	$ 58,395

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 19 - FAIR VALUE MEASUREMENTS

Salisbury uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, other assets are recorded at fair value on a nonrecurring basis, such as loans held for sale, collateral dependent impaired loans, property acquired through foreclosure or repossession and mortgage servicing rights. These nonrecurring fair value adjustments typically involve the application of lower-of-cost-or-market accounting or write-downs of individual assets.

Salisbury adopted ASC 820-10, "Fair Value Measurements and Disclosures," which provides a framework for measuring fair value under generally accepted accounting principles, in 2008. This guidance permitted Salisbury the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Salisbury did not elect fair value treatment for any financial assets or liabilities upon adoption.

In accordance with ASC 820-10, Salisbury groups its financial assets and financial liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

GAAP specifies a hierarchy of valuation techniques based on whether the types of valuation information ("inputs") are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Salisbury's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1. Quoted prices in active markets for identical assets. Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury, other U.S. Government and agency mortgage-backed securities that are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
- Level 2. Significant other observable inputs. Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or comparable assets or liabilities.
- Level 3. Significant unobservable inputs. Valuations for assets and liabilities that are derived from other methodologies, including option pricing models, discounted cash flow models and similar techniques, are not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets and liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Salisbury did not have any significant transfers of assets between levels 1 and 2 of the fair value hierarchy during the year ended December 31, 2012.

The following is a description of valuation methodologies for assets recorded at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy:

- Securities available-for-sale. Securities available-for-sale are recorded at fair value on a recurring basis. Level 1 securities include exchange-traded equity securities. Level 2 securities include debt securities with quoted prices, which are traded less frequently than exchange-traded instruments, whose value is determined using matrix pricing with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes obligations of the U.S. Treasury and U.S. government-sponsored enterprises, mortgage-backed securities, collateralized mortgage obligations, municipal bonds, SBA bonds, corporate bonds and certain preferred equities. Level 3 is for positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used. Subsequent to inception, management only changes level 3 inputs and assumptions when corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalization and other transactions across the capital structure, offerings in the equity or debt markets, and changes in financial ratios or cash flows.
- Collateral dependent loans that are deemed to be impaired are valued based upon the fair value of the underlying collateral less

costs to sell. Such collateral primarily consists of real estate and, to a lesser extent, other business assets. Management may adjust appraised values to reflect estimated market value declines or apply other discounts to appraised values resulting from its knowledge of the property. Internal valuations are utilized to determine the fair value of other business assets. Collateral dependent impaired loans are categorized as Level 3.

- Other real estate owned acquired through foreclosure or repossession is adjusted to fair value less costs to sell upon transfer out of loans. Subsequently, it is carried at the lower of carrying value or fair value less costs to sell. Fair value is generally based upon independent market prices or appraised values of the collateral. Management adjusts appraised values to reflect estimated market value declines or apply other discounts to appraised values for unobservable factors resulting from its knowledge of the property, and such property is categorized as Level 3.

Assets measured at fair value are as follows:

	Fair Value Measurements Using			Assets at
(in thousands)	Level 1	Level 2	Level 3	fair value
December 31, 2012				
Assets at fair value on a recurring basis				
U.S. Treasury notes	$ -	$ 2,733	$ -	$ 2,733
U.S. Government agency notes	-	7,726	-	7,726
Municipal bonds	-	47,365	-	47,365
Mortgage-backed securities:				
U.S. Government agencies	-	48,729	-	48,729
Collateralized mortgage obligations:				
U.S. Government agencies	-	5,197	-	5,197
Non-agency	-	11,507	-	11,507
SBA bonds	-	2,863	-	2,863
Preferred stocks	167	-	-	167
Securities available-for-sale	$ 167	$ 126,120	$ -	$ 126,287
Assets at fair value on a non-recurring basis				
Collateral dependent impaired loans	-	-	8,434	8,434
Other real estate owned	-	-	244	244
December 31, 2011				
Assets at fair value on a recurring basis				
U.S. Treasury notes	$ -	$ 5,528	$ -	$ 5,528
U.S. Government agency notes	-	14,924	-	14,924
Municipal bonds	-	50,796	-	50,796
Mortgage-backed securities:				
U.S. Government agencies	-	58,300	-	58,300
Collateralized mortgage obligations:				
U.S. Government agencies	-	7,153	-	7,153
Non-agency	-	14,167	-	14,167
SBA bonds	-	3,706	-	3,706
Corporate bonds	-	1,104	-	1,104
Preferred stocks	116	-	-	116
Securities available-for-sale	$ 116	$ 155,678	$ -	$ 155,794
Assets at fair value on a non-recurring basis				
Collateral dependent impaired loans	-	-	5,443	5,443
Other real estate owned	-	-	2,744	2,744

Carrying values and estimated fair values of financial instruments are as follows:

(in thousands)	Carrying value	Estimated fair value	Fair value measurements using Level 1	Level 2	Level 3
December 31, 2012					
Financial Assets					
Cash and due from banks	$ 43,574	$ 43,574	$ 43,574	$ -	$ -
Securities available-for-sale	126,287	126,287	167	126,120	-
Federal Home Loan Bank stock	5,747	5,747	-	5,747	-
Loans held-for-sale	1,879	1,893	-	-	1,893
Loans receivable net	388,758	389,292	-	-	389,292
Accrued interest receivable	1,818	1,818	-	-	1,818
Financial Liabilities					
Demand (non-interest-bearing)	$ 98,850	$ 98,850	$ -	$ -	$ 98,850
Demand (interest-bearing)	65,991	65,991	-	-	65,991
Money market	128,501	128,501	-	-	128,501
Savings and other	103,985	103,985	-	-	103,985
Certificates of deposit	93,888	94,894	-	-	94,894
Deposits	491,215	492,221	-	-	492,221
FHLBB advances	31,980	35,363	-	-	35,363
Repurchase agreements	1,784	1,784	-	-	1,784
Accrued interest payable	196	196	-	-	196
December 31, 2011					
Financial Assets					
Cash and due from banks	$ 36,886	$ 36,886	$ 36,886	$ -	$ -
Securities available-for-sale	155,794	155,794	116	155,678	-
Security held-to-maturity	50	52	-	52	-
Federal Home Loan Bank stock	6,032	6,032	-	6,032	-
Loans held-for-sale	948	955	-	-	955
Loans receivable net	370,766	373,071	-	-	373,071
Accrued interest receivable	2,126	2,126	-	-	2,126
Financial Liabilities					
Demand (non-interest-bearing)	$ 82,202	$ 82,202	$ -	$ -	$ 82,202
Demand (interest-bearing)	66,332	66,332	-	-	66,332
Money market	124,566	124,566	-	-	124,566
Savings and other	94,503	94,503	-	-	94,503
Certificates of deposit	103,703	104,466	-	-	104,466
Deposits	471,306	472,069	-	-	472,069
FHLBB advances	54,615	58,808	-	-	58,808
Repurchase agreements	12,148	12,148	-	-	12,148
Accrued interest payable	271	271	-	-	271

NOTE 20 – SALISBURY BANCORP (PARENT ONLY) CONDENSED FINANCIAL INFORMATION

The unconsolidated balance sheets and statements of income and cash flows of Salisbury Bancorp, Inc. are presented as follows:

Balance Sheets Years ended December 31, (in thousands)	2012	2011
Assets		
Cash and due from banks	$ 10,297	$ 9,082
Securities available-for-sale	-	1,103
Investment in bank subsidiary	61,738	56,720
Other assets	2	25
Total Assets	$ 72,037	$ 66,930
Liabilities and Shareholders' Equity		
Liabilities	$ 40	$ 68
Shareholders' equity	71,997	66,862
Total Liabilities and Shareholders' Equity	$ 72,037	$ 66,930

Statements of Income Years ended December 31, (in thousands)		2012		2011		2010
Dividends from subsidiary	$	2,243	$	2,372	$	2,280
Interest		42		99		105
Expenses		81		116		105
Income before taxes and equity in undistributed net income of subsidiary		2,204		2,355		2,280
Income tax benefit		-		-		-
Income before equity in undistributed net income of subsidiary		2,204		2,355		2,280
Equity in undistributed net income of subsidiary		1,873		1,757		1,380
Net income	$	4,077	$	4,112	$	3,660

Statements of Cash Flows Years ended December 31, (in thousands)		2012		2011		2010
Net income	$	4,077	$	4,112	$	3,660
Adjustments to reconcile net income to						
net cash provided by operating activities:						
Equity in undistributed net income of subsidiary		(1,873)		(1,757)		(1,380)
Accretion of securities		-		(11)		(11)
Other		16		(3)		13
Net cash provided by operating activities		2,220		2,341		2,282
Investing Activities						
Investment in bank		-		(6,466)		-
Purchases of securities available-for-sale		-		-		-
Maturities of securities available-for-sale		1,103		-		2,000
Net cash provided (utilized) by investing activities		1,103		(6,466)		2,000
Financing Activities						
Common stock dividends paid		(1,892)		(1,891)		(1,890)
Preferred stock dividends paid		(240)		(382)		(441)
Payment to repurchase Preferred Stock		-		(8,816)		-
Payment to repurchase warrants		-		(205)		-
Proceeds from issuance of Common Stock		24		28		23
Proceeds from issuance of Preferred Stock		-		16,000		-
Net cash (utilized) provided by financing activities		(2,108)		4,734		(2,308)
Increase in cash and cash equivalents		1,215		609		1,974
Cash and cash equivalents, beginning of period		9,082		8,473		6,499
Cash and cash equivalents, end of period	$	10,297	$	9,082	$	8,473

NOTE 21 – EARNINGS PER SHARE

The calculation of earnings per share is as follows:

Years ended December 31, (in thousands, except per share amounts)		2012		2011		2010
Net income	$	4,077	$	4,112	$	3,660
Preferred stock net accretion		-		(78)		(21)
Preferred stock dividends declared		(216)		(446)		(441)
Cumulative preferred stock dividends earned		-		-		-
Net income available to common shareholders	$	3,861	$	3,588	$	3,198
Weighted average common stock outstanding - basic		1,690		1,689		1,687
Weighted average common and common equivalent stock outstanding- diluted		1,690		1,689		1,687
Earnings per common and common equivalent share						
Basic	$	2.28	$	2.12	$	1.90
Diluted		2.28		2.12		1.90

NOTE 22 – SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)

Selected quarterly consolidated financial data for the years ended December 31, 2012 and 2011 is as follows:

Year ended December 31, 2012 (in thousands, except ratios and per share amounts)	Q1 2012	Q2 2012	Q3 2012	Q4 2012
Statement of Income				
Interest and dividend income	$ 5,858	$ 5,766	$ 5,607	$ 5,426
Interest expense	1,175	1,080	1,035	992
Net interest and dividend income	4,683	4,686	4,572	4,434
Provision for loan losses	180	180	330	380
Trust and Wealth Advisory	755	735	683	772
Service charges and fees	521	547	559	561
Gains on sales of mortgage loans, net	372	263	568	394
Mortgage servicing, net	(84)	(5)	(9)	76
Securities gains	12	267	-	-
Other	83	83	86	74
Non-interest income	1,659	1,890	1,887	1,877
Non-interest expense	4,500	5,026	4,693	5,334
Income before income taxes	1,662	1,370	1,436	597
Income tax provision	412	254	296	26
Net income	1,250	1,116	1,140	571
Net income available to common shareholders	1,167	1,069	1,094	531
Financial Condition				
Total assets	$ 598,950	$ 600,857	$ 611,037	$ 600,813
Loans, net	371,709	377,212	377,377	388,758
Allowance for loan losses	4,166	4,208	4,179	4,360
Securities	151,666	141,409	131,412	132,034
Deposits	472,686	477,910	490,206	491,215
Repurchase agreements	10,359	6,181	2,941	1,784
FHLBB advances	43,207	42,801	42,392	31,980
Shareholders' equity	68,067	69,126	70,374	71,997
Non-performing assets	7,606	8,409	9,870	10,104
Per Common Share Data				
Earnings, diluted and basic	$ 0.69	$ 0.63	$ 0.65	$ 0.31
Cash dividends declared	0.28	0.28	0.28	0.28
Cash dividends paid	0.28	0.28	0.28	0.28
Book value	30.83	31.44	32.18	33.14
Market price: (a)				
High	26.95	26.49	26.39	28.47
Low	22.51	23.25	23.11	23.16
Statistical Data				
Net interest margin (fully tax equivalent)	3.54%	3.58%	3.39%	3.32%
Efficiency ratio (fully tax equivalent)	66.86	66.39	66.05	71.45
Return on average assets	0.78	0.72	0.71	0.35
Return on average shareholders' equity	9.05	8.10	8.05	3.85
Weighted average equivalent shares outstanding, diluted	1,689	1,689	1,690	1,690

(a) The above market prices reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

Salisbury Bancorp, Inc.'s Common Stock, par value $.10 per share ("Common Stock") trades on the NASDAQ Capital Market under the symbol: SAL. As of March 1, 2013, there were approximately 1,592 shareholders of record of Salisbury's Common Stock.

Selected quarterly consolidated financial data (unaudited) continued:

Year ended December 31, 2011 (in thousands, except ratios and per share amounts)	Q1 2011	Q2 2011	Q3 2011	Q4 2011
Statement of Income				
Interest and dividend income	$ 6,039	$ 6,020	$ 5,956	$ 6,029
Interest expense	1,532	1,403	1,333	1,291
Net interest and dividend income	4,507	4,617	4,623	4,738
Provision for loan losses	330	350	180	580
Trust and Wealth Advisory	667	596	599	686
Service charges and fees	499	522	535	534
Gains on sales of mortgage loans, net	133	59	177	318
Mortgage servicing, net	32	(5)	(35)	74
Securities gains	11	-	-	-
Other	59	58	58	79
Non-interest income	1,401	1,230	1,334	1,691
Non-interest expense	4,424	4,432	4,534	4,249
Income before income taxes	1,154	1,065	1,243	1,600
Income tax provision	211	183	204	352
Net income	943	882	1,039	1,248
Net income available to common shareholders	828	766	810	1,184
Financial Condition				
Total assets	$ 576,894	$ 588,315	$ 618,958	$ 609,284
Loans, net	361,243	364,854	362,879	370,766
Allowance for loan losses	3,978	3,979	4,027	4,076
Securities	131,310	145,492	157,162	161,876
Deposits	452,379	459,029	478,591	471,306
Repurchase agreements	8,241	12,359	14,787	12,148
FHLBB advances	55,888	55,460	55,033	54,615
Shareholders' equity	55,948	58,109	67,387	66,862
Non-performing assets	11,741	15,015	13,948	10,819
Per Common Share Data				
Earnings, diluted and basic	$ 0.49	$ 0.45	$ 0.48	$ 0.70
Cash dividends declared	0.28	0.28	0.28	0.28
Cash dividends paid	0.28	0.28	0.28	0.28
Book value	27.92	29.17	30.39	30.12
Market price: (a)				
High	28.00	28.12	27.76	25.00
Low	24.51	24.02	21.23	21.32
Statistical Data				
Net interest margin (fully tax equivalent)	3.56%	3.56%	3.43%	3.49%
Efficiency ratio (fully tax equivalent)	69.77	69.43	70.93	62.83
Return on average assets	0.59	0.53	0.57	0.77
Return on average shareholders' equity	7.24	6.38	6.61	9.21
Weighted average equivalent shares outstanding, diluted	1,688	1,689	1,689	1,689

(a) The above market prices reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Controls and Procedures

Salisbury carried out an evaluation under the supervision and with the participation of Salisbury's management, including Salisbury's principal executive officer and principal financial officer, of the effectiveness of Salisbury's disclosure controls and procedures at and for the year ended December 31, 2012. Based upon that evaluation, management, including the principal executive officer and principal financial officer concluded that Salisbury's disclosure controls and procedures were effective as of the end of the period covered by this report and designed to ensure that information required to be disclosed by Salisbury in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

Management of Salisbury and its subsidiaries is responsible for establishing and maintaining effective internal control over financial reporting. Pursuant to the rules and regulations of the SEC, internal control over financial reporting is a process designed by, or under the supervision of, Salisbury's principal executive and principal financial officers, or persons performing similar functions, and effected by Salisbury's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, and includes those policies and procedures that:

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Salisbury;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures of Salisbury are being made only in accordance with authorizations of management and directors of Salisbury; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Salisbury's assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of Salisbury's internal control over financial reporting at and for the year ended December 31, 2012 based on the control criteria established in a report entitled Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, management has concluded that Salisbury's internal control over financial reporting is effective at and for the year ended December 31, 2012.

This annual report does not include an attestation report of Salisbury's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by Salisbury's registered public accounting firm pursuant to rules of the SEC that permit Salisbury to provide only Management's Report in this annual report.

Changes in internal control over financial reporting

There were no significant changes in internal control over financial reporting during the fourth quarter of 2012 that materially affected or are reasonably likely to materially affect Salisbury's internal control over financial reporting.

Item 9B. OTHER INFORMATION

Not Applicable.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will appear in Salisbury's Proxy Statement for the 2013 Annual Meeting of Shareholders to be held on May 15, 2013, under the captions "Directors and Nominees for Election for a Three Year Term and Director Independence" and "Corporate Governance - Meetings and Committees of the Board of Directors" and "Executive Officers." Such information is incorporated herein by reference and made a part hereof.

Salisbury maintains a Code of Ethics and Conflicts of Interest Policy that applies to all of Salisbury's directors, officers and employees, including Salisbury's principal executive officer, principal financial officer and principal accounting officer. This Code of Ethics and Conflicts of Interest Policy is available upon request, without charge, by writing to Shelly L. Humeston, Secretary, Salisbury Bank and Trust Company, 5 Bissell Street, P.O. Box 1868, Lakeville, Connecticut 06039.

Item 11. EXECUTIVE COMPENSATION

The information required by this item appears in Salisbury's Proxy Statement for the 2013 Annual Meeting of Shareholders to be held on

May 15, 2013, under the captions: "Executive Officer Compensation" and "Employee Benefit Plans, Employment and Other Agreements"; and "Board of Directors Compensation". Such information is incorporated herein by reference and made a part hereof.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this item appears in Salisbury's Proxy Statement for the 2013 Annual Meeting of Shareholders to be held on May 15, 2013, under the captions "Principal Shareholders," "Directors and Nominees for Election for a Three Year Term and Director Independence" and "Executive Compensation." Such information is incorporated herein by reference and made a part hereof.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item appears in Salisbury's Proxy Statement for the 2013 Meeting of Shareholders to be held on May 15, 2013, under the captions "Directors and Nominees for Election for a Three Year Term and Director Independence" and "Transactions with Management and Others". Such information is incorporated herein by reference and made a part hereof.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item appears in Salisbury's Proxy Statement for the 2013 Annual Meeting of Shareholders to be held on May 15, 2013, under the caption "Relationship with Independent Public Accountants" and "Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors". Such information is incorporated herein by reference and made a part hereof.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements. The Consolidated Financial Statements of Registrant and its subsidiary are included within Item 7 of Part II of this report.

(a)(2) Financial Statement schedules. All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are either not applicable or the required information is included in the Consolidated Financial Statements or Notes thereto included within Item 8 of this Form 10-K.

(b) Exhibits. The following exhibits are included as part of this Form 10-K.

Exhibit No.	Description
3.1	Certificate of Incorporation of Salisbury Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of Registrant's 1998 Registration Statement on Form S-4 filed April 23, 1998, File No.: 33-50857).
3.1.1	Amendment to Article Third of Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of Registrant's Form 8-K filed March 11, 2009).
3.1.2	Certificate of Amendment to Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.1 of Registrant's Form 8-K filed March 19, 2009).
3.1.3	Certificate of Amendment to Certificate of Incorporation for the Series B Preferred Stock (incorporated by reference to Registrant's Form 8-K filed on August 25, 2011).
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 of Form 8-K filed March 19, 2009).
4.1	Warrant to purchase Common Stock dated March 13, 2009. (incorporated by reference to Exhibit 4.1 of Registrant's 2010 Annual Report on Form 10-K filed March 31, 2011). (Such Warrant was repurchased by Salisbury on November 2, 2011 and simultaneously cancelled. See Exhibit 10.8 below.)
10.1	Amended and Restated Supplemental Retirement Plan Agreement with John F. Perotti dated January 25, 2008 (incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed January 30, 2008).
10.2	Form of First Amendment to Change in Control Agreement with Executive Officers dated as of March 13, 2009 (incorporated by reference to Exhibit 10.3 of Registrant's Form 8-K filed March 19, 2009). (Expired.)
10.3	Consulting and Non-Compete Agreement dated June 1, 2009 by and between Salisbury and John F. Perotti. (incorporated by reference to Exhibit 10.2 of Registrant's 2010 Annual Report on Form 10-K filed March 31, 2011).
10.4	Form of Change in Control Agreement (incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed March 28, 2008). (Expired.)
10.5	2001 Director's Stock Retainer Plan (incorporated by reference to Exhibit 10.1 of Registrant's 2001 Annual Report on Form 10-KSB/A filed May 8, 2002). (Such Plan expired in 2011 and was replaced by the 2011 Long Term Incentive Plan. See, Exhibit 10.9 below.)
10.6	Letter Agreement dated March 13, 2009, including the Securities Purchase Agreement - Standard Terms, as supplemented by the letter dated March 13, 2009 relating to the American Recovery and Reinvestment Act to 2009 with

the U.S. Treasury Department. (incorporated by reference to Exhibit 10.6 of Registrant's 2010 Annual Report on Form 10-K filed March 31, 2011).

10.7 Securities Purchase Agreement dated August 25, 2011 with the U.S. Treasury Department relating to the Small Business Lending Fund (incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed on August 25, 2011).

10.8 Repurchase Letter Agreement between Salisbury and the United States Department of Treasury dated August 25, 2011 (incorporated by reference to Exhibit 10.1 of Registrant's Form 8-K filed on August 25, 2011).

10.9 2011 Long Term Incentive Plan adopted by the Board on March 25, 2011 and approved by the shareholders at Salisbury's 2011 Annual Meeting (incorporated by referenced to Exhibit 10.9 of Registrant's Annual Report on Form 10-K filed March 19, 2012).

10.10 Amendment Number One to 2011 Long Term Incentive Plan dated as of January 18, 2013 (incorporated by reference to Exhibit 10.10 of Registrant's 2012 Annual Report on Form 10-K filed March 7, 2013).

10.11 Severance Agreement between Salisbury Bank and Trust and Mr. Richard J. Cantele, Jr. effective as of January 1, 2013 (incorporated by referenced to Exhibit 10.1 of Registrant's Form 8-K filed February 15, 2013).

10.12 Non-qualified Deferred Compensation Plan effective as of January 1, 2013 (incorporated by referenced to Exhibit 10.2 of Registrant's Form 8-K filed February 15, 2013).

21.1 Subsidiaries of the Registrant.

23.1 Consent of Shatswell, MacLeod & Company, P.C.

31.1 Chief Executive Officer Certification Pursuant to 17 CFR 240.13a-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Chief Financial Officer Certification Pursuant to 17 CF 240.13a-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Chief Executive Officer and Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(c) Financial Statement Schedules

No financial statement schedules are required to be filed as Exhibits pursuant to Item 15(c).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SALISBURY BANCORP, INC.

/s/ Richard J. Cantele, Jr.
Richard J. Cantele, Jr.,
President and Chief Executive Officer
March 1, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Louis E. Allyn, II
Louis E. Allyn, II
Director
March 1, 2013

/s/ Arthur J. Bassin
Arthur J. Bassin
Director
March 1, 2013

/s/ Louise F. Brown
Louise F. Brown
Director
March 1, 2013

/s/ Richard J. Cantele, Jr.
Richard J. Cantele, Jr.
President and Chief Executive Officer
March 1, 2013

/s/ Robert S. Drucker
Robert S. Drucker
Director
March 1, 2013

/s/ David B. Farrell
David B. Farrell
Director
March 1, 2013

/s/ Nancy F. Humphreys
Nancy F. Humphreys
Director
March 1, 2013

/s/ Holly J. Nelson
Holly J. Nelson
Director
March 1, 2013

/s/ John F. Perotti
John F. Perotti
Director
March 1, 2013

/s/ Michael A. Varet
Michael A. Varet
Director
March 1, 2013

/s/ B. Ian McMahon
B. Ian McMahon
Chief Financial Officer
and Chief Accounting Officer
March 1, 2013

Exhibit 21.1
SALISBURY BANCORP, INC.
SUBSIDIARIES OF REGISTRANT

Salisbury Bank, a Connecticut state chartered commercial bank.

Subsidiaries of Salisbury Bank:
SBT Mortgage Service Corporation, a Connecticut Corporation.
S.B.T. Realty, Incorporated, a New York Corporation.

Exhibit 23.1
SALISBURY BANCORP, INC.
CONSENT OF SHATSWELL, MACLEOD & COMPANY, P.C.


SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 and S-3/A (No. 333-160767), Form S-3D (No. 333-152930) and Form S-8 (No. 333-17456) of Salisbury Bancorp, Inc. of our report dated February 27, 2013 relating to the financial statements which appears in this Form 10-K.

Shatswell, MacLeod + Company, P.C.

/s/ Shatswell, MacLeod & Company P.C.

West Peabody, Massachusetts
February 27, 2013

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

Exhibit 31.1
SALISBURY BANCORP, INC.
CERTIFICATION

I, Richard J. Cantele, Jr., certify that:

1) I have reviewed this annual report on Form 10-K of Salisbury Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 1, 2013

By /s/ RICHARD J. CANTELE, JR.
Richard J. Cantele, Jr.,
President and Chief Executive Officer

Exhibit 31.2
SALISBURY BANCORP, INC.
CERTIFICATION

I, B. Ian McMahon, certify that:

1) I have reviewed this annual report on Form 10-K of Salisbury Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 1, 2013

By /s/ B. IAN MCMAHON
B. Ian McMahon,
Chief Financial Officer

Exhibit 32.1
SALISBURY BANCORP, INC.
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned officer of Salisbury Bancorp, Inc. (the "Corporation"), hereby certifies that the Corporation's Annual Report on Form 10-K for the period ended December 31, 2012 to which this certification is attached (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

March 1, 2013

By /s/ RICHARD J. CANTELE, JR.
Richard J. Cantele, Jr.
President and Chief Executive Officer

The undersigned officer of Salisbury Bancorp, Inc. (the "Corporation"), hereby certifies that the Corporation's Annual Report on Form 10-K for the period ended December 31, 2012 to which this certification is attached (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

March 1, 2013

By /s/ B. IAN MCMAHON
B. Ian McMahon,
Chief Financial Officer

Salisbury Bancorp, Inc. and Salisbury Bank and Trust Company

Board of Directors

Michael A. Varet
Chairman
Salisbury Bancorp, Inc. and
Salisbury Bank and Trust Company
Attorney, Senior Counsel, DLA Piper LLP (US)

Louis E. Allyn II
President, Allyndale Corporation

Arthur J. Bassin
Town Supervisor, Ancram, New York

Louise F. Brown
Attorney, Partner, Ackerly Brown, LLP

Richard J. Cantele, Jr.
President and Chief Executive Officer,
Salisbury Bancorp, Inc. and
Salisbury Bank and Trust Company

Robert S. Drucker
Proprietor, Barrington Outfitters

David B. Farrell
CEO NAPPI International and
Founder Farrell & Company, LLC

Nancy F. Humphreys
Former Citigroup New York, Citibank,
Managing Director and Treasurer of Global Corporate
Investment Bank North America (retired)

Holly J. Nelson
Member and Tour Operator, Iceland Adventure, LLC
Sales and Marketing Director for Iceland Tours and Travel
Member in Oblong Property Management, LLC

John F. Perotti
Former Chairman and Chief Executive Officer,
Salisbury Bancorp, Inc. and
Salisbury Bank and Trust Company (retired 2009)

Officers of Salisbury Bancorp, Inc.

Richard J. Cantele, Jr.
President and Chief Executive Officer
Interim Chief Financial Officer

B. Ian McMahon
Chief Financial Officer
(Resigned effective March 1, 2013)

Shelly L. Humeston
Secretary



Dean's Ravine – Falls Village, CT

Officers of Salisbury Bank and Trust Company

Richard J. Cantele, Jr.
President and Chief Executive Officer
Interim Chief Financial Officer

B. Ian McMahon
Chief Financial Officer
(Resigned effective March 1, 2013)

Richard Aldrich
Executive Vice President

Michael J. Dixon
Executive Vice President

Cynthia Bradley
Senior Vice President, Credit Administration

Todd M. Clinton
Senior Vice President, Chief Technology and Compliance Officer

Diane Farrell
Senior Vice President, Marketing

Diane E. R. Johnstone
Senior Vice President and Trust Officer

Betsy A. Summerville
Senior Vice President, Retail Banking

Geoffrey A. Talcott
Senior Vice President and Chief Lending Officer

Douglas A. Cahill
Director of Human Resources

Spring J. Bagnall
Vice President, Mortgage Advisor

Steven Essex
Vice President and Trust Officer

Shelly L. Humeston
Vice President and Secretary

Joseph C. Law
Vice President, Commercial Loan Officer

Darrel S. Long
Vice President, Operations

Melanie K. Neely
Vice President, Finance

Sarah O'Connell
Vice President, Mortgage Advisor

Darren Piper
Vice President, Commercial Loan Officer

Amy D. Raymond
Vice President, Retail Lending

Mona Staaf-Gunther
Vice President, Mortgage Advisor

Meredith Tiedemann
Vice President and Trust Officer

Darilyn F. Woods
Vice President and Trust Officer

David Wright
Vice President, Commercial Loan Officer

Kimberly Downey
Assistant Vice President and Trust Officer

Robin L. Foley
Assistant Vice President, Loan Origination

Megan E. Gawel
Assistant Vice President, Retail Banking

J. Adam Higgins
Assistant Vice President, Commercial Loan Officer

Michael Jordan
Assistant Vice President, Information Technology

Judith L. Kiessling
Assistant Vice President, Electronic Services and Customer Support

Amanda I. Lidstone
Assistant Vice President, Compliance

Robert J. Lotz
Assistant Vice President, Finance

Lisa D. Riley
Assistant Vice President, Loan Servicing

Peter J. Riley
Assistant Vice President, Commercial Credit

Alton E. Golden
Assistant Branch Manager and Retail Banking Officer, Sharon Office

Kim Bergenty
Security Officer

Michele O. Hanlon
Mortgage Servicing Officer

Marie E. Tighe
Information Technology Officer

Darren Visconti
Security Officer

Profile of the Corporation

Salisbury Bancorp, Inc. is an independent, publicly-owned banking and financial services company that became the bank holding company for Salisbury Bank and Trust Company on August 24, 1998. The Company's sole subsidiary is Salisbury Bank and Trust Company (Salisbury Bank), which is chartered as a state bank and trust company by the State of Connecticut. Salisbury Bank was formed in 1925 by a merger of the Salisbury Savings Society, founded in 1848, and the Robbins Burrall Trust Company founded in 1874.

A commercial bank with assets of $600,813,000 at December 31, 2012, Salisbury Bank's broad range of services includes an extensive array of deposit services, multiple mortgage products, and various other types of loans designed to meet the needs of its customers. The Bank also has a full-service Trust and Wealth Advisory Services Division which offers financial planning, trust and estate administration, and investment management services. Salisbury Bank has eight full-service banking offices located in Lakeville, Salisbury, Sharon and Canaan, Connecticut; South Egremont and Sheffield, Massachusetts; and Dover Plains and Millerton, New York, serving customers primarily from Litchfield County in Connecticut, Berkshire County in Massachusetts, and Dutchess and Columbia Counties in New York.

Salisbury Bancorp, Inc. Annual Meeting of Shareholders:

Wednesday, May 15, 2013
5:00 p.m.
Hotchkiss School
Griswold Science Building (located off Route 41)
11 Interlaken Road
Lakeville, CT 06039

The record date for shareholders entitled to notice of and to vote at the Annual Meeting is March 22, 2013.

Shareholder Information

Salisbury Bancorp, Inc.'s common stock is traded under the symbol "SAL" on NASDAQ. For more information, visit our website at www.salisburybank.com and click on Shareholder Relations, or contact:

Shelly L. Humeston
Secretary
Salisbury Bancorp, Inc.
P.O. Box 1868
Lakeville, CT 06039-1868
860.435.9801

Transfer Agent

For shareholder inquiries concerning dividend checks, transferring ownership, address changes or lost or stolen stock certificates, please contact our transfer agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1.800.368.5948
www.rtco.com

Dividend Reinvestment and Stock Purchase Plan

For more information and enrollment forms, visit www.salisburybank.com and click on Shareholder Relations.

Independent Auditors

Shatswell, MacLeod & Company, P.C.
83 Pine Street
West Peabody, MA 01960-3635

3 States, 8 Branches


MA
Columbia
Berkshire
SOUTH EGREMONT
SHEFFIELD
CANAAN
NY
MILLERTON
SALISBURY
LAKEVILLE
Dutchess
SHARON
Litchfield
DOVER PLAINS
CT

Lakeville Office
Heidi Wilson
Branch Manager
5 Bissell Street
Post Office Box 1868
Lakeville, CT 06039
860.435.9801

Canaan Office
Betsy R. Devino
Assistant Vice President and Branch Manager
100 Main Street
Post Office Box 757
Canaan, CT 06018
860.824.5423

Dover Plains Office
Julie A. Gregory
Assistant Vice President and Branch Manager
5 Dover Village Plaza
Post Office Box 693
Dover Plains, NY 12522
845.877.9850

Millerton Office
Lana J. Morrison
Vice President and Branch Manager
87 Main Street
Post Office Box 768
Millerton, NY 12546
518.789.9802

Salisbury Office
Eileen Lee
Assistant Vice President and Branch Manager
18 Main Street
Post Office Box 407
Salisbury, CT 06068
860.435.9801

Sharon Office
Tara G. Decker
Branch Manager
29 Low Road
Post Office Box 7
Sharon, CT 06069
860.364.0500

Sheffield Office
Georgann B. Farnum
Assistant Vice President and Branch Manager
640 North Main Street
Post Office Box 1069
Sheffield, MA 01257
413.229.5000

South Egremont Office
Georgann B. Farnum
Assistant Vice President and Branch Manager
51 Main Street
Post Office Box 313
South Egremont, MA 01258
413.528.5100

Salisbury Trust Wealth Advisory Services
19 Bissell Street
Post Office Box 1868
Lakeville, CT 06039
860.435.9801


SALISBURY BANK
enriching

salisburybank.com

Photo Credits
Jonathan Doster Photography
www.jdosterphoto.com
PO Box 835
Sharon, CT 06069
860.364.5969
jonathan@jdosterphoto.com

Cover
Mudge Pond, Sharon, Connecticut
Valley Vista, Millerton, New York
Housatonic River, Sheffield, Massachusetts

Back Cover
Roadside Pond, Sharon, Connecticut




SALISBURY BANCORP, INC.

salisburybank.com